

2023

Notice of Annual Meeting of Shareholders & Proxy Statement



Dear Fellow Shareholders:

Throughout 2022, we continued to execute on our Total Home strategy while remaining committed to our value creation roadmap and further contributing to the Company's long-term profitable growth that has greatly benefitted our shareholders. This work would not be possible without our 300,000 associates, who are dedicated to serving our customers and remain critical to the execution of our strategy. We would like to highlight several ways in which the Board and management have been working on your behalf this past year.

Executing Our Company Strategy to Deliver for Our Customers and Shareholders: We continue to build momentum with the execution of our Total Home strategy, and we are pleased to report that we have delivered 11 consecutive quarters of double-digit comparable sales growth in the U.S. Pro market and have doubled our online sales penetration between 2018 and 2022. As a result of our strong financial performance, we returned $16.5 billion to our shareholders through a combination of share repurchases and dividends in fiscal 2022. Additionally, we recently completed the sale of our Canadian retail business, simplifying our business model and allowing us to focus on the ongoing transformation of our U.S. business.

Aligning Our Board with Our Strategic Needs: We take a thoughtful approach to Board composition and have prioritized adding new Board members whose skills are aligned with the Company's strategic initiatives. In 2022, we welcomed two new independent directors. Colleen Taylor brings senior leadership experience and expertise in banking, merchant services and payments, and Scott Baxter brings extensive retail industry experience, including expertise in the development of digital growth strategies. Following their appointments, over half, or 58%, of our Board members are diverse, with 42% identifying as people of color and 33% identifying as women.

Investing in Our People: We have made significant progress toward becoming the employer of choice in retail, and we are dedicated to providing our associates with good jobs, a sense of belonging and access to a promising future. Since 2018, we have invested more than $3 billion in incremental wage and share-based compensation for our front-line associates, including increasing associate wage rates by over 20%.

Driving Our Operational Efficiency with a New Net-Zero Target: In December 2022, building on our long-standing commitment to sustainability, we announced our goal to reach net-zero emissions across our full value chain, including scopes 1, 2 and 3 by 2050, in accordance with guidelines from the Science Based Targets initiative. The full Board and the Sustainability Committee of the Board play an active role in overseeing Lowe's sustainability efforts and emissions reduction strategies.

Leading a Robust Shareholder Engagement Program and Responding to Feedback: In 2022, we continued our robust shareholder engagement program. Our ESG-focused efforts this winter included outreach to 30 investors, representing approximately 43% of shares outstanding at the time of outreach, and meetings with 20 investors, representing approximately 32% of shares outstanding. We use feedback from these meetings to inform our sustainability, human capital, governance and compensation efforts, and many of our recent initiatives and disclosures have been responsive to shareholder dialogue and feedback, including our net-zero target and the release of our EEO-1 data and pay gap analysis.

We value your continued engagement and support for Lowe's. We encourage you to review this year's Proxy Statement in detail and vote your shares at our Annual Meeting on Friday, May 26, 2023.

Sincerely,



Marvin R. Ellison
Chairman, President and Chief Executive Officer



Richard W. Dreiling
Lead Independent Director

LOWE'S COMPANIES, INC.

1000 Lowes Boulevard
Mooresville, North Carolina 28117
(704) 758-1000

Notice of 2023 Annual Meeting of Shareholders

April 13, 2023

The 2023 Annual Meeting of Shareholders (the "Annual Meeting") of Lowe's Companies, Inc. (the "Company") will be held online via audio webcast at 10:00 a.m., Eastern Time, on Friday, May 26, 2023 at www.virtualshareholdermeeting.com/LOW2023, for the purpose of voting on the following matters:

1. To elect the 12 candidates nominated by the Board of Directors and named in the Proxy Statement for election as directors;
2. To approve, on an advisory basis, the Company's named executive officer compensation in fiscal 2022;
3. To vote, on an advisory basis, on the frequency of future advisory votes to approve the Company's named executive officer compensation;
4. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2023;
5. To consider and vote upon one shareholder proposal set forth in the accompanying Proxy Statement, if properly presented at the Annual Meeting; and
6. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors unanimously recommends a vote "FOR" each of the director nominees in proposal 1, a vote "FOR" proposals 2 and 4, a vote in favor of a frequency of every "1 YEAR" for proposal 3 and a vote "AGAINST" the shareholder proposal. The persons named as proxies will use their discretion to vote on other matters that may properly arise at the Annual Meeting or any adjournment or postponement thereof.

Only shareholders of record as of the close of business on March 20, 2023 will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

We are holding the Annual Meeting in an online-only format. You will not be able to attend the Annual Meeting in person. To attend the Annual Meeting, vote and submit your questions during the Annual Meeting, you will need to visit the Annual Meeting website noted above and enter your 16-digit control number found on your proxy card, voting instruction form, Notice of Internet Availability of Proxy Materials or legal proxy, as applicable. Shareholders of record may follow these same instructions during the Annual Meeting to view the list of shareholders of record entitled to notice of the meeting. Prior to the Annual Meeting, you will be able to vote at www.proxyvote.com using your 16-digit control number or by the other methods described in the Proxy Statement. For more information on attending the online-only meeting, please see pages 71 to 72 of the Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you are encouraged to vote as soon as possible to ensure that your shares are represented at the meeting.

Sincerely,

Ross W. McCanless
Executive Vice President, General Counsel and Corporate Secretary

**Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Shareholders to Be Held on May 26, 2023:**

The Notice of 2023 Annual Meeting of Shareholders, Proxy Statement and
2022 Annual Report to Shareholders are available at www.proxyvote.com.

Table of Contents

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements including words such as "believe," "expect," "anticipate," "plan," "project," "estimate," "intend," "will," "should," "could," "would," "may," "strategy," "potential," "opportunity," "outlook," "guidance," "scenario" and similar expressions are forward-looking statements. Forward-looking statements involve, among other things, expectations, projections and assumptions about future priorities, shareholder value, Lowe's strategic initiatives and our environmental, social and other sustainability plans and goals. Such statements involve risks and uncertainties, and we can give no assurance that they will prove to be correct or that any plan, initiative, projection, goal, commitment or expectation can or will be achieved. Actual results and outcomes may differ materially from those expressed or implied in such statements. Investors should carefully consider the risk and uncertainties described in "Item 1A – Risk Factors" in our most recent Annual Report on Form 10-K and as may be updated from time to time in our quarterly reports on Form 10-Q or other subsequent filings with the Securities and Exchange Commission (the "SEC"). All such forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update these statements other than as required by law. Inclusion of information in this Proxy Statement is not an indication that the subject or information is material to our business or operating results. Standards of measurement and performance made in reference to our environmental, social and governance ("ESG") and other sustainability plans and goals may be based on evolving protocols and assumptions which may change or be refined. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.



PROXY SUMMARY

We seek to generate long-term sustainable shareholder value by driving operational excellence throughout the enterprise, consistently generating high levels of cash flow and optimizing our capital deployment. We have demonstrated a strong commitment to returning capital to our shareholders and continued dividend growth since 1961.

$40.2 Billion
CASH FLOWS FROM OPERATIONS IN THE LAST FIVE YEARS

30.4%
2022 RETURN ON INVESTED CAPITAL*

31.7%
2022 PER SHARE INCREASE IN ANNUAL DIVIDEND

$9.1 Billion
DIVIDENDS PAID IN THE LAST FIVE YEARS

$39.5 Billion
SHARES REPURCHASED IN THE LAST FIVE YEARS

This summary highlights certain information for your review in connection with the Annual Meeting. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. References to "Lowe's," the "Company," "we," "us," "our" and similar terms refer to Lowe's Companies, Inc.

FISCAL 2022 FINANCIAL HIGHLIGHTS

$97.1 BILLION IN SALES +0.8% YOY	$8.6 BILLION CASH FLOWS FROM OPERATIONS	$10.17 DILUTED EPS -15.5% YOY	$13.81 ADJUSTED DILUTED EPS* +14.7% YOY

YOY = Year over year comparison. Fiscal 2022 included a 53rd week compared to fiscal 2021, which had 52 weeks.

* Return on Invested Capital ("ROIC") is calculated using a non-GAAP financial measure, and fiscal 2022 ROIC was negatively impacted approximately 800 basis points as a result of the Company's sale of its Canadian retail business. Fiscal 2021 diluted earnings per common share ("EPS") was $12.04. Adjusted diluted EPS is a non-GAAP financial measure. Refer to Appendix A for the calculation of ROIC and a reconciliation of non-GAAP financial measures.



Disciplined Capital Allocation

Returned **$16.5** Billion to Shareholders

Share Repurchases $14.1 Billion

Dividends Paid $2.4 Billion



Annual Dividends per Share

2017: $1.58
2018: $1.85
2019: $2.13
2020: $2.30
2021: $3.00
2022: $3.95

OUR TOTAL HOME STRATEGY

At the end of 2020, we unveiled our Total Home strategy to accelerate market share gains by providing a one-stop solution for every project across the home. We continue to gain momentum as our Total Home strategy has enabled us to increase sales to our do-it-yourself ("DIY") and Pro customers and to continue to grow our market share. As a result of our strong financial performance, we were able to deliver value to shareholders through the payment of $2.4 billion in dividends and the repurchase of $14.1 billion of our common stock in fiscal 2022. We are confident that we are making the right investments in the business to generate long-term growth and continue to create sustainable shareholder value.

LOWE'S Total Home Strategy

Providing a full complement of products and services for Pros and consumers alike, enabling a Total Home solution for every need in the home

Market Share Acceleration

| Drive Pro penetration | Accelerate online business | Expand installation services | Drive localization | Elevate assortment |

OVERVIEW OF OUR EXECUTIVE COMPENSATION PROGRAM

Our Executive Compensation Program is Linked to Our Strategy

Our executive compensation program is designed to drive long-term shareholder value by aligning executive pay with our strategy and shareholder interests and attracting and retaining talented executives. Lowe's has a long-standing commitment to pay for performance and provides a significant portion of compensation opportunities through variable pay arrangements. The Board of Directors (the "Board") places significant emphasis on the long-term success of the Company and strong alignment with the interests of our shareholders, customers, associates and the communities in which we operate.



Our executive compensation program is designed to reward executives for growth in the Company's sales and earnings, the creation of long-term shareholder value and the effective execution of our business strategies and operating priorities. The primary objectives of our program are to:

- Attract and retain executives who have the requisite leadership skills to support the Company's culture and strategic growth priorities;
- Maximize long-term shareholder value through alignment of executive and shareholder interests;
- Align executive compensation with the Company's business strategies, which are focused on driving operational excellence and better serving our customers; and
- Provide target total compensation that is competitive to market median, with an opportunity to earn above target pay when the Company delivers results that exceed performance targets, and below target pay when the Company falls short of performance targets.

Key Elements of Our 2022 Executive Compensation Program

Lowe's compensation mix is heavily performance-based with 73% of the CEO's and 68% of the other named executive officers' ("NEOs") average annualized target compensation at-risk and contingent upon the achievement of performance objectives or relative and absolute share price performance. Additionally, 73% of the CEO's and 69% of the other NEOs' average compensation is in the form of long-term incentives.



73% Long-Term
73% Performance-Based
18% Time-Vested Restricted Stock Awards
9% Base Salary
18% Target Annual Incentive
18% Stock Options
CEO Compensation
37% Performance Share Units
69% Long-Term
68% Performance-Based
17% Time-Vested Restricted Stock Awards
15% Base Salary
16% Target Annual Incentive
17% Stock Options
Other NEO Compensation
35% Performance Share Units

Compensation Best Practices

Pay for Performance	Compensation Policies	What We Don't Do
✔ Target the majority of NEO compensation to be performance-based, at-risk and long-term oriented	✔ Robust stock ownership guidelines for senior officers and non-employee directors	✘ Provide single-trigger severance payments or vesting or tax gross-ups following change-in-control
✔ Total shareholder return modifier included in performance share unit payouts to reinforce the importance of aligning pay with shareholder outcomes	✔ Clawback policy for all cash and equity-based incentive compensation of executive officers	✘ Provide an evergreen provision in our long term incentive plan
✔ ROIC metric is aligned with creating long-term value for shareholders	✔ Prohibition on hedging and pledging of Company common stock	✘ Provide employment agreements to executives
✔ Operating income and sales metrics are equally weighted in annual incentive plan to promote profitable growth	✔ Annual assessment of peer group composition, compensation-related risks and design of incentive plans	✘ Reprice or exchange underwater stock options without shareholder approval
✔ Pro sales growth and inventory turnover metrics in annual incentive plan represent key operational priorities for the business		✘ Provide excessive perquisites



CORPORATE RESPONSIBILITY

Corporate responsibility is a cornerstone of our Company and a key focus of management and the Board. We are committed to our people, communities and planet. The Sustainability Committee of the Board oversees Lowe's environmental and social strategies, and our Sustainability Steering Committee, which is composed of executives and subject matter experts from across the Company, leads the Company's efforts to integrate corporate responsibility into our business. Our sustainability strategy focuses on goals and commitments across three pillars – Our People & Our Communities, Product Sustainability and Operational Excellence.

 Our People & Our Communities	 Product Sustainability	 Operational Excellence
• Provide a diverse and inclusive workplace where our associates can grow and thrive • Foster engaged and healthy associates and safe working environments • Serve our communities through a focus on critical home repairs, skilled trades education, improving community spaces and disaster relief efforts	• Promote sustainable, responsible and ethical practices throughout our value chain • Provide customers with eco-friendly, high-quality and safe products • Help customers live more sustainably at home	• Strengthen our business resilience and improve operational efficiency to reduce our impact on the environment • Uphold responsible and ethical business practices throughout our organization

Our People & Our Communities

Human Capital

The full Board oversees and regularly engages with our Chairman, President and Chief Executive Officer, our Executive Vice President, Human Resources and senior leadership on a broad range of human capital management topics, including culture, talent management and succession planning, compensation and benefits, diversity and inclusion and feedback gathered from the Company's annual Building Engagement and Success Together ("BEST") associate engagement survey. The full Board reviews talent management topics as standing agenda items, including CEO and senior management succession planning, diversity and inclusion and culture.

Lowe's strives to be the employer of choice in retail. At Lowe's, we are committed to creating valuable career opportunities for our associates, supporting them and the communities where they live and cultivating a culture that invites and encourages diverse opinions and ideas. We are focused on ensuring our associates see Lowe's as a "Home to Possibility" with good jobs, a sense of belonging and a promising future. We also continue to listen carefully to our associates, most notably through our annual BEST engagement survey. In 2022, more than 90% of our associates participated in our survey, and that data is used to improve our associate experience.

Striving to Become the Employer of Choice in Retail



Creating Good Jobs



Sense of Belonging



Promising Futures



Creating Good Jobs

We have a strong track record of investing in our workforce by offering locally competitive salaries and wages. Since 2018, we have invested more than $3 billion in incremental wages and share-based compensation for our front-line associates, which included creating many new roles for our associates to grow into, inclusive of 1,600 new assistant store manager positions and 10,000 department supervisor positions. In fiscal 2022, we implemented $170 million in annual wage increases, effective December 2022, in addition to more than $580 million in profit-sharing and discretionary bonuses we awarded throughout the year to our U.S. front-line associates. In addition, we offer an array of health, welfare, and financial benefits to our full-time and part-time associates, including health care and insurance benefits, retirement plans, an employee stock purchase plan, paid time off and leave programs, among others.

We have implemented workforce management tools that enable us to offer various scheduling options to our full-time associates to foster an improved experience in balancing their work and life responsibilities. This includes such options for a shortened workweek, consistent shifts or consecutive days off.

Our focus on the associate experience begins at initial application. The implementation of improved technology in the hiring process has simplified the experience for those looking to join Lowe's and helped to drive the experience overall. Once hired, associates now experience an improved onboarding to help them quickly learn the knowledge and skills required to be successful in their new roles. This onboarding includes assigning dedicated mentors to help new hires through the learning process.

Providing a safe environment for both working and shopping is one of our highest priorities at Lowe's. We strive to maintain a culture of safety, which begins with our leaders modeling the behaviors we want our associates to adopt. We embed safety into associate onboarding, developmental e-learning and on-the-job training.

Sense of Belonging

We believe that by building diverse and inclusive teams, we drive better ideas, positive business results and improve service through a deeper connection with our customers. We continue to execute on our multi-year program to integrate diversity and inclusion initiatives into our corporate strategy across three areas: talent, culture and business. We continue to strive to attract diverse talent for leadership positions across the Company. Below please find the diverse composition of our director nominees and executive officers.





Director Nominees
Gender
33% Women
67% Men
Race/Ethnicity
42% People of Color
58% White
Executive Officers
Gender
25% Women
75% Men
Race/Ethnicity
50% People of Color
50% White

In 2022, we held our tenth annual Women's Leadership Summit, focused on developing women leaders across our corporate and field locations. In our efforts to foster an inclusive culture, we have eight Business Resource Groups that are sponsored by our executive team. These groups provide our associates with opportunities to collaborate, network and learn together and offer additional spaces where associates feel heard and can engage with other colleagues across the organization. We also recognize the importance of strengthening our bonds with the diverse communities we serve. We are one of the founding partners of the OneTen coalition, which has committed to hiring one million Black Americans in the next ten years. We are also a limited partner in Ariel Alternatives' "Project Black" fund, which aims to scale sustainable minority-owned businesses and position them as leading suppliers to Fortune 500 companies.

Promising Future

We are committed to securing top talent and providing ongoing training and other developmental opportunities to facilitate meaningful careers at Lowe's. We offer a variety of role-specific leadership and development programs that build and reinforce functional-technical/professional skills, business acumen and leadership skills to prepare high-performing leaders for their next role. Our focus on leadership development enables us to grow talent internally and has resulted in more than 80% of leadership positions being filled internally in the last year. Additionally, nearly 90% of our store leaders have advanced to their current positions from hourly roles.

This year, we expanded Lowe's University offerings to include the district manager and store manager immersive week-long leadership experience programs, delivered from the Lowe's University training center; the virtual-delivered store department supervisor fundamentals series; virtual-delivered field supply chain leadership director, manager and supervisor experience programs; and the certification programs for store and technology associates that further develop their skills and knowledge base.

Additionally, through Lowe's Track to the Trades program, we offer all Lowe's associates the opportunity to enroll in programs to complete apprentice certifications in electrical, plumbing, HVAC, appliance repair or multi-family maintenance. The program also connects associates with Pros to help them start a career in their area of interest. The Track to the Trades program demonstrates Lowe's commitment to our industry and the communities we serve.

Product Sustainability

Lowe's strives to put the customer first by providing high quality items that our customers can feel good about purchasing. We offer products and select vendors that promote human and environmental health. We are also expanding our pursuit of innovative, more efficient eco-products and educating customers on how to reduce their footprint at home.

We focus our product sustainability efforts on supplier social and environmental practices, responsible sourcing of natural resources and improvements to the environmental performance of our products. These include promoting compliance with our Vendor Code of Conduct, Human Rights Policy and Conflict Minerals Compliance Programs, pursuing our commitment to responsible wood sourcing, seeking to maintain products that are safe and compliant with applicable industry standards and state and federal regulations and increasing our offering of independently-certified products that have validated environmental claims.

Operational Excellence

We are focused on strengthening our business resilience and improving operational efficiency to reduce our impact on the environment. Our Board and its Sustainability Committee monitor and oversee progress toward our climate-related goals and targets, our Sustainability Steering Committee leads management's efforts to integrate corporate responsibility into our business, and our retail facilities and sustainability teams manage and track our operational energy use.



In December 2022, we announced our goal to reach net-zero emissions across the Company's scope 1, 2 and 3 greenhouse gas emissions by 2050 in accordance with guidelines from the Science Based Targets initiative ("SBTi"). To meet interim SBTi targets, Lowe's has also committed to decreasing its scope 1 and scope 2 emissions by 40% and reducing scope 3 emissions by 22.5% below 2021 levels by 2030. To reach these targets, Lowe's will focus on increasing operational efficiency and working to reduce emissions across Lowe's full value chain. We are making further investments in energy efficiency and renewable energy within our operations, while exploring emerging technologies to reduce emissions associated with our vehicle fleet and facilities. Lowe's is also focused on partnering with suppliers to help reduce upstream emissions. We are working closely with suppliers to increase their operational efficiency and reduce their emissions through the use of renewable energy and low-carbon innovations.

Lowe's participates in the CDP's climate change, forests and water security questionnaires to benchmark and quantify our environmental practices, provide transparency on our progress and assist in the reduction of our contributions to climate change. We continue to align our sustainability reporting with the appropriate Sustainable Accounting Standards Board ("SASB") standards for our industry, the Global Reporting Initiative ("GRI") and the UN Sustainable Development Goals ("SDGs"). We also publish our annual Task Force on Climate-related Financial Disclosures ("TCFD") report to assess our climate-related risks and opportunities and better understand the potential impacts on our value chain.

More information about Lowe's corporate responsibility efforts and initiatives, including our Corporate Responsibility Report and Culture, Diversity & Inclusion Report, our sustainability policies and disclosure along sustainability frameworks, is available on our website at responsibility.lowes.com. Our corporate responsibility goals are aspirational and may change, and statements regarding our goals are not guarantees or promises that they will be met.

SHAREHOLDER ENGAGEMENT

Lowe's recognizes the value of and is committed to engaging with our shareholders and soliciting their views and input. This past year, members of Lowe's management and the Board's Lead Independent Director continued our long-standing practice of shareholder engagement, reinforcing our commitment to building strong, long-term relationships with our shareholders. In December 2022, we continued our biennial tradition of holding an Analyst and Investor Conference and invited institutional shareholders to attend presentations by the Lowe's executive team on key growth initiatives, long-term financial targets and the integration of sustainability initiatives into our core business units. We conduct shareholder outreach throughout the year to ensure that we understand and consider the issues of importance to our shareholders and are able to address them appropriately.

Key Items Discussed with Shareholders in 2022 and 2023	
Human Capital Management Efforts	Diversity and Inclusion Programs and Initiatives
Business Performance and Strategic Direction	Environmental Sustainability and Net-Zero Target
Supply Chain Oversight	Board Composition, Refreshment and Director Skills
Executive Compensation Program Design	Board Leadership Structure

Since the beginning of fiscal 2022, we have met with shareholders representing over 65% of our institutionally-held shares in a number of forums, including as part of our regular investor relations outreach efforts and ESG-focused dialogues. We report the feedback from our shareholders on a regular cadence to the full Board and its relevant committees, who have used this information to inform numerous changes to enhance our compensation, governance, human capital and sustainability efforts over the past several years, including:

- The annual release of gender and racial pay gap analyses and consolidated EEO-1 report data;
- Setting a science-based net-zero target for scope 1, 2 and 3 emissions by 2050;
- Releasing a report assessing our forestry footprint and wood sourcing practices in 2022;
- Disclosing director racial and ethnic diversity on an individualized basis;
- Committing to perform an internal risk assessment relating to worker misclassification by certain Company vendors and reporting such findings to our Audit Committee; and
- Amending our Bylaws in 2020 to reduce the ownership threshold to call shareholder special meetings to 15% of outstanding shares.



The following diagram provides an overview of Lowe's shareholder engagement cycle:



CONTACT
Reaching out to shareholders and having year-round conversations
LISTEN
Obtaining feedback from shareholders, discussing and evaluating internally
RESPOND
Adopting and revising policies as appropriate

This past winter, we conducted a round of investor engagement focused primarily on ESG topics, including human capital management efforts, diversity and inclusion programs and initiatives, supply chain oversight, Board leadership and composition, sustainability and our corporate governance and executive compensation practices. As part of this engagement effort, we contacted 30 investors, representing approximately 43% of our outstanding shares at the time of outreach, as well as proxy advisory firms, and met with 20 investors, representing approximately 32% of our outstanding shares, and two proxy advisory firms. Our Lead Independent Director met with shareholders representing approximately 18% of our outstanding shares. Overall, we received generally positive feedback on our current governance, compensation and sustainability practices. We plan to continue our robust ESG-focused investor engagement program going forward.

Winter 2022 - 2023 ESG Engagement*



Shareholders Contacted	Shareholders Engaged
30 investors, representing **~43%** outstanding shares	**20** investors, representing **~32%** outstanding shares

* Percentages of outstanding shares are as of the time of outreach.

CORPORATE GOVERNANCE BEST PRACTICES

Sound and Effective Board Practices

✔ Active Board oversight of Lowe's strategy, business initiatives, industry positioning, human capital management, diversity and inclusion and environmental and social topics

✔ Active Board oversight of risk management, including cybersecurity and data protection

✔ Active Board engagement in succession planning of executive officers

✔ Annual Board, committee, individual director and CEO evaluations

✔ Robust shareholder engagement program, including participation of Lead Independent Director

Diverse, Engaged Board with Demonstrated Commitment to Refreshment and Independence

✔ 11 out of 12 director nominees (92%) are independent

✔ Seven out of 12 director nominees (58%) are diverse, with five (42%) identifying as people of color and four (33%) identifying as women

✔ Annual review of Board leadership structure

✔ Lead Independent Director with robust and well-defined responsibilities

✔ Audit, Compensation, Nominating and Governance, Sustainability and Technology Committees are composed solely of independent directors

✔ Executive sessions of independent directors led by the Lead Independent Director at each Board meeting

✔ Director mandatory retirement age of 75 years old

✔ Proactive Board and committee refreshment with focus on optimal mix of skills and experience

Commitment to Shareholder Rights

✔ Shareholder ability to call special meetings

✔ Market standard shareholder right of proxy access

✔ Directors elected annually to serve one-year terms

✔ Majority voting standard with director resignation policy in uncontested director elections

✔ No shareholder rights plan

✔ Robust year-round shareholder engagement process

2023 PROPOSALS

		Board Recommends	See Page
Proposal 1:	Election of Directors	✔	1
Proposal 2:	Advisory Vote to Approve the Company's Named Executive Officer Compensation in Fiscal 2022	✔	63
Proposal 3:	Advisory Vote on the Frequency of Future Advisory Votes to Approve the Company's Named Executive Officer Compensation	**1 YEAR**	64
Proposal 4:	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for Fiscal 2023	✔	65
Proposal 5:	Shareholder Proposal Requesting an Independent Board Chairman	✘	66



Proxy Statement

The Board of Directors of Lowe's Companies, Inc. is providing these materials to you in connection with the 2023 Annual Meeting of Shareholders. The Annual Meeting will be held online via audio webcast at 10:00 a.m., Eastern Time, on Friday, May 26, 2023 at www.virtualshareholdermeeting.com/LOW2023. This Proxy Statement and related materials were first made available starting April 13, 2023.

Proposal 1: Election of Directors

We are asking our shareholders to vote on the election of the 12 candidates nominated by the Board of Directors for election as directors.

The Board has nominated the 12 candidates named in this proposal for election as directors at the Annual Meeting. If elected, each nominee will serve until his or her term expires at the 2024 Annual Meeting of Shareholders or until his or her successor is duly elected and qualified. Each nominee has agreed to be named in this Proxy Statement and to serve if elected. All of the nominees are currently serving as directors. All current directors were elected to the Board at the 2022 Annual Meeting of Shareholders, except Scott H. Baxter, who was elected to the Board in August 2022.

The Nominating and Governance Committee identifies, considers and recommends to the Board director candidates who have expertise that would complement and enhance the current Board's skills and experience. It also reviews the existing time commitments of director candidates to confirm that they do not have any obligations that would conflict with the time commitments of a director of the Company. The Nominating and Governance Committee also looks to recruit candidates with different perspectives so that they can contribute to the cognitive diversity on the Board, while also recognizing the importance of having diversity of age, gender, race and ethnicity on the Board. The Nominating and Governance Committee considers a diverse slate of candidates for nomination to the Board from a number of sources, including third-party search firms and, from time to time, business and organizational contacts of the directors and management.

Among our 12 nominees for election to the Board, four self-identify as women and five self-identify as people of color (meaning an individual who self-identifies as Black or African American, Hispanic or Latino, Asian, Native Hawaiian or Other Pacific Islander or American Indian or Alaska Native).

The Board has remained mindful of refreshing its membership, with more than half of the independent directors nominated for election at the Annual Meeting having joined the Board in the last six years. At the same time, the Company also believes that it benefits from having several longer tenured directors on the Board, including our Lead Independent Director, who are familiar with the Company's business and can help facilitate the transfer of institutional knowledge. We believe the average tenure for our independent director nominees of 5.7 years reflects the appropriate balance the Board seeks between different perspectives brought by longer-serving and new directors.

Although the Company knows of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the proxy holders intend to vote your shares for any substitute nominee proposed by the Board. At the Annual Meeting, proxies cannot be voted for a greater number of individuals than the 12 nominees named in this Proxy Statement.



The Board of Directors unanimously recommends a vote "FOR" the election of each of the 12 nominees named in this proposal.



IDENTIFYING AND EVALUATING DIRECTOR NOMINEES

6
New Independent Director Nominees in the Last Six Years

64.6 Years
Independent Director Nominee Average Age

42%
Racially/Ethnically Diverse

5.7 Years
Independent Director Nominee Average Tenure

33%
Women

11 of 12
Independent

Board Nomination Process

The Nominating and Governance Committee annually reviews each director's continuation on the Board prior to his or her re-nomination to serve on the Board. The Nominating and Governance Committee evaluates whether or not the director, based upon his or her skills, background, expertise and contribution to the Board, continues to support Lowe's present and future needs. After the evaluation of a director, the Chair of the Nominating and Governance Committee and the Chairman of the Board inform each director under consideration of the Committee's decision.

Additionally, with the assistance of an independent search firm, the Nominating and Governance Committee conducts targeted searches to identify well-qualified candidates who may have particular or complementary skills or backgrounds needed for the Company to execute its strategic vision. If an independent search firm is used, the Nominating and Governance Committee retains the search firm, directs and oversees its work and approves payment of its fees. Mr. Baxter, who was elected to the Board in August 2022, was recommended to the Nominating and Governance Committee by an independent search firm.

The Nominating and Governance Committee will consider nominees recommended by shareholders, and its process for doing so is no different than its process for screening and evaluating candidates suggested by directors, management of the Company or third parties. See "Shareholder Proposals for the 2024 Annual Meeting" elsewhere in this Proxy Statement for the timeframe for shareholders to provide notice of any nominations of persons for election to the Board.

Board Composition and Refreshment

The Board regularly seeks input from each of its directors with respect to the current composition of the Board in light of changes in our current and future business strategies, as well as our operating environment, as a means to identify any backgrounds or skill sets that may be helpful in maintaining or improving alignment between our Board composition and our business. In addition, we seek feedback from our shareholders regarding the backgrounds and skill sets that they would like to see represented on our Board. The Nominating and Governance Committee considers this feedback in its director search and nomination process.

Additionally, in order to promote thoughtful Board refreshment and to provide additional opportunities to maintain a balanced mix of perspectives and experience, the Board has adopted a mandatory retirement policy for non-employee directors as set forth in our Corporate Governance Guidelines. No director who is or would be the age of 75 or older at the expiration of his or her current term may be nominated to a new term. The policy does not provide for, and the Board has not granted, any exemptions or waivers.

The Board also prioritizes robust director orientation and onboarding programs to help new directors become rapidly integrated into boardroom discussions and maximize their contributions. The Board also encourages directors to periodically pursue continuing education programs, sessions or other materials addressing the responsibilities of directors of publicly-traded companies.



Board Commitments

The Board understands the significant time commitment involved with serving on the Board and its committees, and it takes steps to affirm that all director nominees will commit the time and attention expected to fulfill their duties and serve as an effective member of the Board. Our Nominating and Governance Committee and Board only nominate candidates who they believe are capable of devoting the necessary time to successfully meet their duties, taking into account principal occupations, memberships on other boards and other responsibilities. Our Corporate Governance Guidelines state that no director shall serve on more than four public company boards, inclusive of the Company's Board. Subject to any exception approved by the Nominating and Governance Committee, independent directors who serve as an executive officer of another public company may only serve on the board of directors of that company in addition to service on the Company's Board. Management directors may not serve on more than two public company boards, inclusive of the Company's Board. Our Board believes that these guidelines are appropriate for Lowe's in light of feedback received from our directors on reasonable time commitments required for board service, as well as discussions with our investors regarding their expectations on this topic.

The Nominating and Governance Committee assesses directors' time commitment to the Board throughout the year and annually reviews outside director time commitments, including any leadership positions on another public company's board of directors, to evaluate and confirm that all director nominees have demonstrated that they have committed and expect to commit appropriate time to serve effectively on the Board and its committees. Under our Corporate Governance Guidelines, directors must advise our Chairman of the Board and the Lead Independent Director prior to joining the board of another public company or accepting any assignment to serve on the audit or compensation committee of the board of directors of any public company of which such director is a member, or as non-executive chair, lead independent director or committee chair on any such board of directors. In addition, directors must offer to resign from the Board as a result of a substantial change to their principal occupation, subject to further consideration by the Nominating and Governance Committee.

This year, the Nominating and Governance Committee determined that all of the director nominees demonstrated that they have committed and will continue to commit the appropriate time to fulfill their duties and

effectively serve on our Board and its committees. Additionally, based upon their current board commitments, all director nominees are expected to be in compliance with our Corporate Governances Guidelines regarding director commitments as of our 2023 Annual Meeting or shortly thereafter. This assessment included a review of the following directors.

- Richard W. Dreiling serves as our Lead Independent Director while also serving as Executive Chairman and CEO at Dollar Tree, Inc. Mr. Dreiling has been highly responsive to our shareholders' concerns regarding his time commitments in recent years. Subsequent to his nomination as Executive Chairman of Dollar Tree, Inc. in March 2022, Mr. Dreiling stepped down from two of his other public company board positions at Aramark Corporation in April 2022 and PulteGroup, Inc. in May 2022. Additionally, following his appointment to the role of CEO at Dollar Tree in January 2023, he stepped down from the board of Kellogg Company in February 2023. Based upon Mr. Dreiling's attendance, tenure, skills and qualifications, his role and participation in Board responsibilities as Lead Independent Director, including engagement with shareholders and quarterly one-on-one meetings with management, the Committee has determined that it is in the best interests of shareholders that he be included as a director nominee.

- Raul Alvarez serves as our Compensation Committee Chair while also serving as the Lead Independent Director and chair of the compensation committee of Traeger, Inc., the independent Chairman of First Watch Restaurant Group, Inc. and a director and chair of the compensation committee at Eli Lilly and Company. Based upon Mr. Alvarez's attendance, tenure, skills and qualifications and contributions as a member of the Board and as the Chair of the Compensation Committee, the Committee has determined that it is in the best interests of shareholders that Mr. Alvarez be included as a director nominee.

- Scott H. Baxter joined the Lowe's Board in August 2022. Mr. Baxter is the CEO and Chair of the board of Kontoor Brands, Inc. Mr. Baxter is not standing for re-election as a director of Topgolf Callaway Brands Corp. at its 2023 annual meeting. Based upon Mr. Baxter's attendance, tenure, skills and qualifications and contributions to date as a member of the Board, the Committee has determined that it is in the best interests of shareholders that Mr. Baxter be included as a director nominee.



- Bertram L. Scott serves as our Audit Committee Chair while also serving as the Lead Independent Director of Becton, Dickinson and Company and as a director at Dollar Tree, Inc. and Equitable Holdings, Inc. and certain wholly-owned subsidiaries. Based upon Mr. Scott's attendance, tenure, skills and qualifications and contributions as a member of the Board and as the Chair of the Audit Committee, the Committee has determined that it is in the best interests of shareholders that Mr. Scott be included as a director nominee.

In making these determinations, the Committee has taken into account the individual skills and experience of these four directors, their unique contributions to the Board's oversight of Company strategy, as well as the Company's own Corporate Governance Guidelines and the stated preferences of our institutional investors. The Committee intends to maintain its annual assessment of director commitments.

Board Diversity

The Board is committed to having diverse (inclusive of gender and race) individuals from different backgrounds with varying perspectives, professional experience, education and skills serving as members of the Board. The Board believes that a diverse membership with a variety of perspectives and experiences is an important feature of a well-functioning board. The Nominating and Governance Committee actively considers diversity of age, gender, race and ethnicity in recruitment and all director nominations, and the composition of the Board reflects the Board's commitment to diversity. The Nominating and Governance Committee assesses the composition, including the diversity, of the Board at least

once a year and more frequently as needed, particularly when considering potential new director candidates.

Board Qualifications and Criteria

Candidates nominated for election or re-election to the Board should possess the following qualifications:

- High personal and professional ethics, integrity, practical wisdom and mature judgment;

- Diverse individuals with varying perspectives and experience;

- Broad training and experience at the policy-making level in business, government, education or technology;

- Expertise that is useful to the Company and complementary to the background and experience of other Board members;

- Willingness to devote the required amount of time to carrying out duties and responsibilities of Board membership;

- Commitment to serve on the Board over a period of several years to develop knowledge about the Company's principal operations; and

- Willingness to represent the best interests of all shareholders and objectively appraise management performance.

When determining whether to recommend a director for re-election, the Nominating and Governance Committee also considers the evaluation results of the Board, committees and individual directors and the attendance and overall engagement of the director in Board activities.



Director Nominees' Skills, Backgrounds and Expertise

Our director nominees possess a balance of distinguished leadership, diverse perspectives, strategic skill sets, backgrounds and professional experience relevant to our business and strategic objectives.

	Alvarez	Batchelder	Baxter	Cochran	Douglas	Dreiling	Ellison	Heinrich	Rogers	Scott	Taylor	West
Skills Supporting Our Total Home Strategy												
Retail Industry Experience An understanding of operational, financial and strategic issues facing large retail companies	●		●	●	●	●						●
Marketing/Brand Management Marketing or managing well-known brands and the types of consumer products and services we sell	●		●	●		●	●				●	●
Technology and E-Commerce Leadership and understanding of technology and data security. Expertise in digital platforms and new media supporting omnichannel strategy			●	●	●		●	●			●	●
Core Expertise												
Corporate Governance/Regulatory/Risk Management Corporate governance experience as a director or officer of a public company, legal/regulatory experience and/or risk management experience	●	●	●	●	●	●	●	●	●	●	●	●
Finance Experience in positions requiring financial knowledge and analysis. An understanding of financial reporting and controls, planning and capital allocation	●	●	●	●	●	●	●	●	●	●		
Human Capital Management Experience in organizational management and talent development providing key insights into developing and investing in our associates	●	●	●	●	●	●	●	●	●	●	●	●
Senior Leadership Experience as a senior level business leader and/or senior government leader	●	●	●	●	●	●	●	●	●	●	●	●
Gender	M	M	M	F	F	M	M	M	M	M	F	F
Racial/Ethnic Diversity												
Black/African American							●			●	●	●
Hispanic/Latino	●											
White		●	●	●	●	●		●	●			
Tenure	13	5	0	7	8	11	5	2	5	8	1	2

DIRECTOR NOMINEES

RAUL ALVAREZ



Director Since: 2010
Age: 67
Lowe's Board Committees:
• Compensation, Chair
• Sustainability
• Technology
Current Public Company Directorships:
• Eli Lilly and Company
• First Watch Restaurant Group, Inc.
• Traeger, Inc.

Mr. Alvarez has been an Operating Partner of Advent International Corporation, a global private equity firm, since 2017. He retired as a director and the Chairman of Skylark Co., Ltd., a leading restaurant operator in Japan, in March 2018. Mr. Alvarez served as President and Chief Operating Officer of McDonald's Corporation, a leading global foodservice retailer, from August 2006 until his retirement in December 2009. Mr. Alvarez joined McDonald's in 1994 and held a variety of leadership positions during his tenure with the company. Prior to joining McDonald's, he held leadership positions at Wendy's International, Inc. and Burger King Corporation.

Mr. Alvarez served on the boards of Realogy Holdings Corp. from August 2013 to May 2018 and Dunkin' Brands Group, Inc. from May 2012 to December 2020.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Alvarez brings to the Lowe's Board more than 40 years of experience in the retail industry, as well as extensive executive leadership experience in managing some of the world's best known brands. As a senior executive of the leading global foodservice retailer and other global restaurant businesses, Mr. Alvarez developed in-depth knowledge of consumer marketing, brand management and strategic planning.

DAVID H. BATCHELDER



Director Since: 2018
Age: 73
Lowe's Board Committees:
• Compensation
• Nominating and Governance

Mr. Batchelder was a founder, principal and member of the investment committee at Relational Investors, which managed over $6.5 billion for some of the largest pension funds in the world, from 1996 to 2015. He has over 30 years of financial management and mergers and acquisitions experience. Mr. Batchelder has served as a director of both large public and private companies in a wide range of industries (including retail, pharmaceuticals, waste disposal, healthcare, technology, energy and construction), including his service as a director on the board of The Home Depot, Inc. from 2007 to 2011.

From 1988 to 2005, Mr. Batchelder was also a Principal of Relational Advisors LLC, a financial advisory and investment banking firm. Prior to founding Relational Investors, Mr. Batchelder held various executive positions at Mesa Petroleum Company, including Chief Financial Officer and President and Chief Operating Officer, and served on Mesa's board of directors. Prior to working at Mesa, Mr. Batchelder was an Audit Manager with Deloitte & Touche LLP.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Batchelder's experience as a board member of several public and private companies provides him with valuable perspectives on corporate governance and board dynamics. In addition, his experience from Relational Investors provides our Board invaluable insights into the views of institutional investors and perspectives on Company performance and opportunities. Having served in a number of senior executive positions at Mesa, Mr. Batchelder contributes to the operational management and strategic business development skills of our Board.



SCOTT H. BAXTER



Director Since: 2022
Age: 58
Lowe's Board Committees:
• Compensation
• Technology
Current Public Company Directorships:
• Kontoor Brands, Inc.

Mr. Baxter has served as President and Chief Executive Officer of Kontoor Brands, Inc., a global lifestyle apparel company, since August 2018 when VF Corporation, one of the world's largest apparel, footwear and accessories companies, announced its intention to separate its jeanswear organization into an independent, publicly traded company. Mr. Baxter has served as Chair of Kontoor's board of directors since August 2021. From January 2018 to August 2018, Mr. Baxter served as Group President, Americas West at VF Corporation and was responsible for overseeing brands such as The North Face and Vans. Prior to that, Mr. Baxter held various other leadership roles at VF Corporation from 2007 to 2017, including Group President, Outdoor & Action Sports, Americas; Vice President, VF Corporation & Group President, Jeanswear, Imagewear and South America; and President of the Licensed Sports Group. In 2008, Mr. Baxter was named Coalition President for the VF Imagewear coalition, which comprised the Image and Licensed Sports Group divisions. Prior to joining VF, Mr. Baxter served in other leadership roles, including at The Home Depot, Inc., Edward Don & Company, PepsiCo and Nestle.

Mr. Baxter has served on the board of Topgolf Callaway Brands Corp. (formerly Callaway Golf Company) since November 2019 and will be stepping down in May 2023.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Baxter brings to the Lowe's Board extensive executive leadership experience in the retail industry, as well as expertise in marketing and brand management and developing digital growth strategies in support of an omnichannel customer experience. Mr. Baxter also has a strong background in a number of other critical areas, including operations, merchandising and sourcing, sales and strategic planning.

SANDRA B. COCHRAN



Director Since: 2016
Age: 64
Lowe's Board Committees:
• Audit
• Sustainability, Chair
Current Public Company Directorships:
• Cracker Barrel Old Country Store, Inc.

Ms. Cochran has served as a director and as President and Chief Executive Officer of Cracker Barrel Old Country Store, Inc., a restaurant and retail concept with locations throughout the United States, since September 2011. Ms. Cochran joined Cracker Barrel in April 2009 as Executive Vice President and Chief Financial Officer and was named President and Chief Operating Officer in November 2010. She was previously Chief Executive Officer at book retailer Books-A-Million, Inc. from February 2004 to April 2009 and also served as that company's President from August 1999 to February 2004, Chief Financial Officer from September 1993 to August 1999 and Vice President of Finance from August 1992 to September 1993.

Ms. Cochran served on the board of Dollar General Corporation from December 2012 to April 2020.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Ms. Cochran brings to Lowe's Board more than 25 years of retail experience as well as expertise in a number of critical areas, including marketing, risk management and strategic planning. Ms. Cochran also has significant executive-level financial experience, which she developed while serving in multiple leadership finance positions, including Chief Financial Officer of both Cracker Barrel Old Country Store, Inc. and Books-A-Million, Inc. Her financial expertise will continue to be an asset as the Company continues to develop its capabilities as an omnichannel home improvement retailer.



LAURIE Z. DOUGLAS



Director Since: 2015
Age: 59
Lowe's Board Committees:
• Audit
• Nominating and Governance
• Technology, Chair

Ms. Douglas has served as Senior Vice President, Chief Information Officer and Chief Digital Officer of Publix Super Markets, Inc., an operator of retail food and pharmacy in Florida, Georgia, Alabama, South Carolina, Tennessee, North Carolina and Virginia, since 2019. From 2006 through 2018, she was Senior Vice President, Chief Information Officer and Chief Security Officer of Publix Super Markets. Before joining Publix Super Markets, Ms. Douglas served as Senior Vice President and Chief Information Officer of FedEx Kinko's Office and Print Services, Inc. from 2004 to 2005. From 2003 to 2004, she was Senior Vice President and Chief Information Officer of Kinko's, Inc.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Ms. Douglas brings to Lowe's Board many years of setting the enterprise technology, digital and security visions and driving the related implementations for two Fortune 500 companies. Ms. Douglas' expertise spans broad IT disciplines, including application development and infrastructure, digital and mobile, omnichannel, data security and regulatory compliance. Ms. Douglas is a highly respected technology leader focused on driving shareholder value with technology solutions that foster premier customer service, operational excellence and profitable growth and who has financial management responsibility for IT investments. Ms. Douglas also has relevant experience with emerging technologies to ensure ongoing relevance as technology changes at an unprecedented rate. Additionally, Ms. Douglas is skilled in the area of human capital management, having been responsible for hiring, training and retention of technology and digital teams.

RICHARD W. DREILING



Director Since: 2012
Age: 69
Lowe's Board Committees:
• Nominating and Governance
Current Public Company Directorships:
• Dollar Tree, Inc.

Mr. Dreiling serves as the Lead Independent Director of the Lowe's Board of Directors. Mr. Dreiling has served as a director and Executive Chairman of Dollar Tree, Inc., a leading operator of discount variety stores, since March 2022, and was appointed Chief Executive Officer in January 2023. Mr. Dreiling retired in June 2015 from Dollar General Corporation, one of the nation's largest discount retailers, as Chief Executive Officer, a position he held since January 2008. Mr. Dreiling served as Chairman of Dollar General Corporation from December 2008 until January 2016 and as Senior Advisor from June 2015 until January 2016. Before joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., an operator of a chain of retail drug stores in New York City, from November 2005 until January 2008, and as Chairman of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling served in a variety of leadership positions at Longs Drug Stores Corporation and Safeway, Inc.

Mr. Dreiling served on the boards of Kellogg Company from June 2015 to February 2023, PulteGroup, Inc. from December 2015 to May 2022 and Aramark Corporation from February 2016 to April 2022.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Dreiling brings to Lowe's Board more than 40 years of retail industry experience at all operating levels and a unique perspective as a result of his experience progressing through the ranks within various retail companies. Over the course of his career, Mr. Dreiling has developed deep insight into all key areas of a retail business as a result of his experience overseeing the operations, marketing, manufacturing and distribution functions of a number of retail companies. Mr. Dreiling also has strong business development expertise in expanding the footprint and offerings provided by several retailers into new regions.



MARVIN R. ELLISON



Director Since: 2018
Age: 58
Current Public Company Directorships:
• FedEx Corporation

Mr. Ellison has served as President and Chief Executive Officer of Lowe's since July 2018 and as Chairman of the Lowe's Board of Directors since May 2021. Mr. Ellison previously served as Chief Executive Officer of J. C. Penney Company, Inc., a department store retailer, from August 2015 to May 2018 and Chairman of the Board from August 2016 to May 2018. He served as President of J. C. Penney from November 2014 to July 2015. Mr. Ellison served as Executive Vice President–U.S. Stores of The Home Depot, Inc., a home improvement retailer, from August 2008 to October 2014. He also served in a variety of operations roles at The Home Depot, including as President–Northern Division from 2006 to 2008, Senior Vice President–Logistics from 2005 to 2006, Vice President–Logistics from 2004 to 2005 and Vice President–Loss Prevention from 2002 to 2004. From 1987 to 2002, Mr. Ellison served in a variety of operational roles with Target Corporation.

Mr. Ellison served on the board of J. C. Penney Company, Inc. from 2014 to 2018. Mr. Ellison also serves on the board of the Retail Industry Leaders Association.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Ellison has more than 35 years of leadership and operational experience in the retail industry, including expertise in managing a large network of stores and employees as well as global logistics networks. He brings extensive experience in the home improvement industry, having spent 12 years in senior-level operations roles with The Home Depot, where he oversaw U.S. sales, operations, install services and Pro strategic initiatives, and improved customer service and efficiency across the organization to serve both DIY and Pro customers.

DANIEL J. HEINRICH



Director Since: 2021
Age: 67
Lowe's Board Committees:
• Compensation
• Technology
Current Public Company Directorships:
• Dollar Tree, Inc.

Mr. Heinrich most recently served as Executive Vice President and Chief Financial Officer of The Clorox Company, a global manufacturer and marketer of consumer and professional products, from June 2009 to November 2011. Mr. Heinrich held various senior-level positions at Clorox from 2001 to 2011, including Vice President, Controller and Chief Accounting Officer and Senior Vice President, Chief Financial Officer. Prior to joining Clorox, his executive roles included Senior Vice President, Treasurer of Transamerica Finance Corporation, Senior Vice President, Treasurer and Controller of Granite Management Company, Senior Vice President, Controller and Chief Accounting Officer of First Nationwide Bank and Senior Audit Manager at Ernst & Young.

Mr. Heinrich served on the boards of Aramark Corporation from November 2017 to February 2023, Edgewell Personal Care Company (formerly Energizer Holdings, Inc.) from April 2012 to February 2022 and Ball Corporation from August 2016 to April 2022.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
As the former Chief Financial Officer of a large, global organization, Mr. Heinrich brings extensive executive-level financial and operating knowledge and experience to the Lowe's Board. He has strong expertise in the areas of strategic business development, risk management, mergers and acquisitions, supply chain, operations, accounting, tax, investor relations and information technology. Additionally, Mr. Heinrich brings to our Board valuable perspectives on corporate governance through his extensive experience serving as a director of several public and private company boards.



BRIAN C. ROGERS



Director Since: 2018
Age: 67
Lowe's Board Committees:
• Audit
• Nominating and Governance, Chair
Current Public Company Directorships:
• Raytheon Technologies Corporation

Mr. Rogers retired as the Non-Executive Chairman of T. Rowe Price Group, Inc., a global investment management organization, in April 2019. He served as the Chairman from 2007 to 2017 and as Chief Investment Officer from 2004 to 2017. Mr. Rogers served as a director of the Price Group from 1997 to 2019. In addition, Mr. Rogers was portfolio manager of one of the firm's largest funds, the T. Rowe Price Equity Income Fund, from its inception until October 2015. Mr. Rogers held a variety of other senior leadership roles and had been involved in investment management with T. Rowe Price since beginning his career there in 1982. Prior to joining T. Rowe Price, Mr. Rogers worked at Bankers Trust Company.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Through his extensive investment and management roles, including Chief Investment Officer of a large investment management firm, Mr. Rogers provides the Board with financial, investment and risk management expertise. In addition, Mr. Rogers' experience at T. Rowe Price provides our Board invaluable insights into the views of institutional investors and perspectives on Company performance and opportunities.

BERTRAM L. SCOTT



Director Since: 2015
Age: 72
Lowe's Board Committees:
• Audit, Chair
• Nominating and Governance
Current Public Company Directorships:
• Becton, Dickinson and Company
• Dollar Tree, Inc.
• Equitable Holdings, Inc. and certain wholly-owned subsidiaries

Mr. Scott retired as Senior Vice President of Population Health and Value Based Care at Novant Health, a leading healthcare provider, in May 2019, after serving in the role since 2015. Prior to that, Mr. Scott was President, Chief Executive Officer and a director of Affinity Health Plan, a provider of New York State-sponsored health coverage, from 2012 to 2014; President, U.S. Commercial of CIGNA Corporation, a global health services organization, from 2010 to 2011; Executive Vice President and Chief Institutional Development and Sales Officer of TIAA-CREF from 2000 to 2010; and President and Chief Executive Officer of TIAA-CREF Life Insurance Company from 2000 to 2007.

Mr. Scott currently serves on the board of Equitable Holdings, Inc. ("EQH") and continues to serve on the boards of Equitable America and Equitable Financial Life Insurance Company of America, which are wholly-owned subsidiaries of EQH. Mr. Scott served on the board of AllianceBernstein Holding L.P. from September 2020 to March 2022.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Scott has served in a variety of senior leadership positions in organizations that are in highly regulated industries and brings valuable experience to Lowe's Board in the areas of development and implementation of strategy, mergers and acquisitions and integration. Mr. Scott also brings significant experience and responsibility in the areas of sales and marketing in his roles as Executive Vice President and Chief Institutional Development and Sales Officer of TIAA-CREF and President and Chief Executive Officer of TIAA-CREF Life Insurance Company.



COLLEEN TAYLOR



Director Since: 2022

Age: 55

Lowe's Board Committees:
• Audit
• Sustainability

MARY BETH WEST



Director Since: 2021

Age: 60

Lowe's Board Committees:
• Audit
• Sustainability

Current Public Company Directorships:
• Albertsons Companies, Inc.
• Hasbro, Inc.

Ms. Taylor has served as President, U.S. Merchant Services at American Express Company, a diversified financial services company, since September 2020. From August 2019 to September 2020, Ms. Taylor served as Executive Vice President, Merchant Services at Wells Fargo & Company, a banking and financial services company. Prior to that, Ms. Taylor served as Executive Vice President, New Payments at Mastercard Incorporated, a technology company in the global payments industry, from March 2017 to August 2019, and in a variety of other roles, including as Executive Vice President, Head of Treasury Management, Merchant Services and Enterprise Payments at Capital One Financial Corporation, a diversified financial services holding company, from April 2009 to March 2017.

Ms. Taylor served on the board of Bill.com Holdings, Inc. from September 2020 to June 2022.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Ms. Taylor brings to the Lowe's Board many years of senior leadership experience in the highly-regulated financial services industry with expertise in banking, merchant services and payments, as well as a strong background in a number of other critical areas, including strategic planning, mergers and acquisitions and brand management. In her roles, Ms. Taylor has been responsible for technology risk management, the development of complex enterprise technology roadmaps and cybersecurity oversight. Additionally, Ms. Taylor is a highly experienced people leader and has led large global sales, product management and operations teams.

Ms. West retired as Senior Vice President, Chief Growth Officer of The Hershey Company, a global confectionary manufacturer and marketer, in January 2020 after serving in that role since May 2017. Prior to that, Ms. West served as Executive Vice President, Chief Customer and Marketing Officer of J. C. Penney Company, Inc., a department store retailer, from 2015 to March 2017. From 2012 to 2014, she served as Executive Vice President, Chief Category and Marketing Officer of Mondelez International, Inc., one of the world's largest snack companies. Ms. West served as Chief Marketing Officer of Kraft Foods, Inc. from 2007 to 2012 and held a variety of other general management and marketing roles at Kraft Foods, Inc., since beginning her career there in 1986.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Ms. West brings to the Lowe's Board extensive executive leadership experience in marketing and building some of the world's most iconic brands. Ms. West has a strong background in developing compelling retail and sales experiences and brings expertise in a number of critical areas, including strategic and operational planning and execution, merchandising, communications, disruptive innovation, research and development and mergers and acquisitions.

Corporate Governance

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted Corporate Governance Guidelines setting forth guidelines and standards with respect to the role and composition of the Board, the functioning of the Board and its committees, the compensation of directors, succession planning and management development, the Board's and its committees' access to independent advisors and other matters. The Nominating and Governance Committee of the Board regularly reviews and assesses corporate governance developments and recommends to the Board modifications to the Corporate Governance Guidelines as warranted. The Company has also adopted a Code of Business Conduct and Ethics for its directors, officers and associates. The Corporate Governance Guidelines and the Code of Business Conduct and Ethics are posted on the Company's website at ir.lowes.com.

DIRECTOR INDEPENDENCE

**11 of 12 Directors are Independent
All Committees are Composed Solely of
Independent Directors**

The Company's Corporate Governance Guidelines provide that, in accordance with Lowe's long-standing policy and the applicable rules of the New York Stock Exchange (the "NYSE"), a substantial majority of the members of the Board must qualify as independent directors. The rules and regulations of the NYSE (the "NYSE rules") provide that a director does not qualify as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The NYSE rules recommend that a board of directors consider all of the relevant facts and circumstances in determining the materiality of a director's relationship with a company. The Board has adopted Categorical Standards for Determination of Director Independence (the "Categorical Standards"), which incorporate the independence standards of the NYSE rules, to assist the Board in determining whether a particular relationship a director has with the Company is a material relationship that would impair the director's independence. The Categorical Standards establish thresholds at which

directors' relationships with the Company are deemed to be not material and, therefore, shall not disqualify any director or nominee from being considered "independent." A copy of the Categorical Standards is attached as Appendix B to this Proxy Statement.

In March 2023, the Board, with the assistance of the Nominating and Governance Committee, conducted an evaluation of director independence based on the Categorical Standards, NYSE rules and SEC rules and regulations (the "SEC rules"). The Board considered all relevant transactions, relationships or arrangements between each director (and such individual's immediate family members and affiliates) and each of Lowe's, its management and its independent registered public accounting firm in each of the most recent three completed fiscal years. In determining the independence of each director, the Board considered and deemed immaterial to such individual's independence transactions involving the purchase or sale of products and services in the ordinary course of business between the Company, on the one hand, and, on the other, companies or organizations at which some of our directors or their immediate family members were officers, employees or directors in each of the most recent three completed fiscal years. In each case, the amount paid to or received from these companies or organizations was well below 2% of total revenue of such companies or organizations and consequently below the threshold set forth in our Categorical Standards.

In addition, the Board considered the amount of any discretionary charitable contributions made by the Company in each of the most recent three completed fiscal years to charitable organizations where a director or a member of such individual's immediate family serves as a director or trustee. The Company has not made payments to any such organization in any of the last three fiscal years exceeding $120,000, except for a $125,000 donation in 2022 to the American Heart Association where Mr. Scott is a director and the immediate past chairman.

As a result of the evaluation of the transactions, relationships or arrangements that do exist or did exist within the most recent three completed fiscal years (except for Mr. Ellison's), the Board determined that they all fall well below the thresholds in the Categorical Standards. Consequently, the Board determined that each of Messrs. Alvarez, Batchelder, Baxter, Dreiling, Heinrich, Rogers and Scott and Mses. Cochran, Douglas, Taylor and West qualifies as an independent director



under the Categorical Standards, NYSE rules and SEC rules. The Board also determined that each member of the Audit, Compensation, Nominating and Governance, Sustainability and Technology Committees (see membership information below under "Board Meetings, Board Leadership Structure, Key Board Responsibilities and Committees—Board Committees") is independent, including that each member of the Audit Committee is "independent" as that term is defined under Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that each member of the Compensation Committee is a "non-employee director" as defined under Rule 16b-3(b)(3)(i) of the Exchange Act. Mr. Ellison is not independent due to his employment by the Company as President and Chief Executive Officer.

COMPENSATION OF DIRECTORS

Compensation Philosophy

The Compensation Committee reviews director compensation annually and recommends changes to the Board for approval. The Compensation Committee assesses director compensation to align with Board and committee requirements and for market competitiveness against the Company's Peer Group as described in the "Compensation Market Data and Peer Group" section of this Proxy Statement and other large general industry companies.

Lowe's philosophy on compensating directors who are not employees ("non-employee directors") is to use a mix of cash and equity that will align the interests of our directors with the long-term interests of Lowe's shareholders and compensate our directors fairly and competitively for the obligations and responsibilities of serving as a director at a company of Lowe's size and scope. To implement this philosophy, we target a split of one-third cash and two-thirds equity, with total target compensation at the median of the market. A director who is an employee of the Company receives no additional compensation for his or her services as a director. A non-employee director receives compensation for his or her services as described in the following paragraphs. All directors are reimbursed for reasonable expenses incurred in connection with attendance at Board and committee meetings, conducting store visits and fulfilling other activities in their role as directors.

Annual Retainer Fees

For fiscal 2022, each non-employee director was paid an annual cash retainer of $100,000. Our directors do not receive any meeting fees and do not receive any additional compensation for committee service other than for serving as a committee chair. Non-employee directors who served as the Chair of the Compensation Committee, Nominating and Governance Committee, Sustainability Committee or Technology Committee received an additional $20,000, and the Chair of the Audit Committee received an additional $25,000. The Lead Independent Director received an additional $100,000. All annual retainer, committee Chair and Lead Independent Director fees are paid quarterly.

Stock Awards

The Board believes that director stock ownership provides greater alignment of interests between directors and shareholders and promotes strong corporate governance practices. The compensation plan adopted by the Board for non-employee directors adheres to this principle by providing a substantial portion of such director's compensation in deferred stock units, which are credited to a deferral account during the term of such director's service and are payable to the director upon the director's termination of service as a director (or to the director's estate if the director should die while serving on the Board) in one share of common stock per deferred stock unit only upon the director's termination of service as a director.

Non-employee directors receive grants of deferred stock units at the first Board meeting following the Annual Meeting of Shareholders each year (the "Award Date"). The annual grant of deferred stock units for each of the Company's non-employee directors is determined by taking the annual grant amount and dividing it by the closing price of a share of common stock as reported on the NYSE on the Award Date, which amount is then rounded up to the next 100 units. Grants are pro-rated for directors elected to the Board other than at the Annual Meeting of Shareholders. The deferred stock units receive dividend equivalent credits, in the form of additional units, for any cash dividends subsequently paid with respect to common stock. Beginning in 2022, all units credited to a director vest on the earlier of the first anniversary of the Award Date and the day immediately preceding the next Annual Meeting of Shareholders, subject to acceleration in certain circumstances.

For fiscal 2022, each non-employee director received an annual equity award of $200,000, other than Mr. Baxter, who was elected to the Board in August 2022 and received a pro-rated award.



Deferral of Annual Retainer Fees

Each non-employee director may elect to defer receipt of all, or a portion in 25% increments, of the annual retainer and any committee Chair or Lead Independent Director fees otherwise payable to the director in cash. Deferrals are credited to a bookkeeping account as of the date retainers or fees otherwise would have been paid, and account values are adjusted based on the investment alternative selected by the director. One investment alternative adjusts the account value based on interest calculated in the same manner and at the same rate as interest on amounts invested in the short-term interest fund option available to employees participating in the Lowe's 401(k) Plan, a tax-qualified, defined contribution plan sponsored by the Company. The other investment alternative assumes that the deferrals are invested in common stock with reinvestment of all dividends. At the end of each year, a director participating in the plan makes an election to allocate the fees deferred for the following year between the two investment alternatives in 25% increments. Account balances may not be reallocated between the investment alternatives. Account balances are paid in cash in a single sum payment following the termination of a director's service.

Fiscal 2022 Compensation

The following table shows the compensation paid to each non-employee director who served on the Board in fiscal 2022:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Raul Alvarez	120,000	219,593	339,593
David H. Batchelder	100,000	219,593	319,593
Scott H. Baxter	50,000	167,216	217,216
Sandra B. Cochran	120,000	219,593	339,593
Laurie Z. Douglas	120,000	219,593	339,593
Richard W. Dreiling	200,000	219,593	419,593
Daniel J. Heinrich	100,000	219,593	319,593
Brian C. Rogers	120,000	219,593	339,593
Bertram L. Scott	125,000	219,593	344,593
Colleen Taylor	75,000	219,593	294,593
Mary Beth West	100,000	219,593	319,593

(1) The dollar amount shown for these stock awards represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 "Compensation—Stock Compensation" ("FASB ASC Topic 718") for 1,100 deferred stock units granted to each non-employee director with a pro-rated amount of 800 deferred stock units granted to Mr. Baxter who was elected to the Board in August 2022. See Note 11, "Share-Based Payments" to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended February 3, 2023 for additional information about the Company's accounting for share-based compensation arrangements, including the assumptions used for calculating the grant date value of the deferred stock units. These amounts do not correspond to the actual value that may be recognized by a director with respect to these awards when they are paid in the form of common stock after the termination of the director's service.



The following table shows the number of deferred stock units held by each non-employee director as of February 3, 2023:

Name	Deferred Stock Units(#)
Raul Alvarez	36,200
David H. Batchelder	7,567
Scott H. Baxter	800
Sandra B. Cochran	12,130
Laurie Z. Douglas	14,642
Richard W. Dreiling	34,366
Daniel J. Heinrich	2,036
Brian C. Rogers	7,567
Bertram L. Scott	12,130
Colleen Taylor	1,112
Mary Beth West	2,036

Director Stock Ownership Guidelines

To provide for our directors to become and remain meaningfully invested in our common stock, non-employee directors are required to own shares of common stock having a market value equal to five times the annual retainer fee payable to them. A non-employee director must meet the stock ownership requirement within five years of becoming a member of the Board. In addition to shares owned by non-employee directors, the full value of deferred stock units is counted for purposes of determining a director's compliance with the stock ownership requirement. All of our current directors have met or are on track to meet their stock ownership requirement within the five-year timeframe.

BOARD MEETINGS, BOARD LEADERSHIP STRUCTURE, KEY BOARD RESPONSIBILITIES AND COMMITTEES

Attendance at Board and Committee Meetings

During fiscal 2022, the Board held six meetings. Each incumbent director attended 90% or more of the aggregate number of meetings of the Board and committees of the Board on which the director served during fiscal 2022.

Executive Sessions of the Independent Directors

The independent directors meet in executive session at each of the regularly scheduled Board meetings and as necessary at other Board meetings. The Lead Independent Director presides over these executive sessions and, in the Lead Independent Director's absence, the independent directors will select another independent director present to preside.

Annual Meetings of Lowe's Shareholders

Directors are expected to attend the Annual Meeting of Shareholders. All directors in office at the time attended last year's Annual Meeting of Shareholders, which was held virtually.

Annual Evaluation of the Board, Committees and Individual Directors

Our Board recognizes that a robust and constructive evaluation process is an essential component of Board effectiveness. The Board, with the assistance of the Nominating and Governance Committee, conducts a self-evaluation annually to assess its performance. Additionally, each committee conducts an annual self-evaluation and each director annually evaluates each other director's performance. The data to evaluate the quality and impact of an individual director's service is gathered by having each director complete qualitative questionnaires. The Lead Independent Director discusses the results of the individual evaluations with each director. Each committee and the full Board review and discuss the results of the committee and Board evaluations. The Board and committees use the results of the assessment process to inform and enhance the Board's functioning as a strategic partner with management, as well as to support the Board's traditional monitoring and oversight function, including by informing the Board's processes and considerations relating to Board composition, refreshment, director nominations, shareholder engagement and other matters.



Board Leadership Structure

Lowe's Board is responsible for creating a leadership structure that provides independent oversight of senior management. At least once every year, the Board reviews the appropriate leadership structure for Lowe's and elects a Chairman. When evaluating the optimal structure, the Board reviews a variety of criteria, including shareholder feedback, Lowe's strategic goals, the current operating and governance environment, the skill set of the independent directors, the dynamics of the Board and the strengths and talents of Lowe's senior management at any given point in time. The Board does not believe that there is one leadership structure that is preferred and regularly discusses what the optimal leadership structure is for Lowe's at that time.

Lowe's Corporate Governance Guidelines permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. The Corporate Governance Guidelines further provide that if the Board determines the roles of Chairman and Chief Executive Officer are filled by the same individual, or if the Chairman is not an independent director, then a Lead Independent Director, who must be an independent director, will be elected by the independent directors annually at the meeting of the Board held in conjunction with the Annual Meeting of Shareholders. This approach provides the Board with flexibility to determine whether the two roles should be separate or combined based upon the Company's needs in light of the dynamic environment in which we operate and the Board's assessment of the Company's leadership needs at that time. At times when the roles are combined and a Lead Independent Director is elected, the Corporate Governance Guidelines specify a term limit of six years for the individual in the Lead Independent Director role. The Board welcomes and takes under consideration any input received from our shareholders regarding the Board's leadership structure, and publicly announces to shareholders any changes in the Board's leadership structure.

The Board first elected Marvin R. Ellison, our President and Chief Executive Officer, as Chairman of the Board in May 2021. After considering the perspectives of our independent directors, views of our shareholders, peer company practices and governance trends, the Board unanimously re-elected Mr. Ellison as Chairman in May 2022. The Board believes that Mr. Ellison's deep understanding of the Company's business, growth opportunities and challenges enables him to provide strong and effective leadership to the Board and to keep the Board fully informed of important issues facing the Company. Additionally, the Board believes that Mr. Ellison's exceptional leadership and track record of success since his appointment as President and Chief Executive Officer in 2018 make him uniquely qualified to facilitate discussions of the Board, foster an important unity of leadership between the Board and management and promote alignment of the Company's strategy with its operational execution. By serving as both CEO and Chairman of the Board, Mr. Ellison is able to speak on behalf of the Company on matters relating to the Company's business, while the Lead Independent Director can speak on behalf of the Board regarding governance and oversight matters.

In addition, the independent directors reaffirmed the Board's commitment to empowered and active independent Board leadership by unanimously re-electing Richard W. Dreiling as Lead Independent Director in May 2022, a position he has held since May 2021. Mr. Dreiling previously served as independent Chairman of the Board since July 2018. Mr. Dreiling joined the Board in 2012 and brings more than 40 years of retail industry experience at all operating levels. Mr. Dreiling has strong executive leadership and strategic management skills in the retail industry and a track record of enhancing operational effectiveness and overseeing risk management to yield value for shareholders. As noted in the "Board Commitments" section of this Proxy Statement, Mr. Dreiling has added perspective from having served on three other public company boards in recent years, but has stepped down from service on those boards as an indication of his commitment to ensuring that he has the necessary time to dedicate to his leadership role at Lowe's.

During the course of 2022, in addition to fulfilling the responsibilities set forth below, Mr. Dreiling met with shareholders representing approximately 18% of our outstanding shares as part of our 2022-2023 ESG investor engagement efforts. Mr. Dreiling visited the Company's headquarters at least once each quarter to meet with Mr. Ellison and other members of the Company's management and advised on the scope, quality, quantity and timeliness of the flow of information between management and the Board. He also meets routinely with Board committee chairs to coordinate and support them in fulfilling their designated roles and responsibilities to the Board.



In order to ensure independent leadership, the Board has a robust set of responsibilities for the Lead Independent Director role as outlined below.

ROLES AND RESPONSIBILITIES OF THE LEAD INDEPENDENT DIRECTOR

The Lead Independent Director:

- Presides at all meetings of the Board at which the Chairman/CEO is not present, including executive sessions of independent directors;

- Serves as a liaison between the Chairman/CEO and independent directors;

- Approves information sent to the Board;

- Approves meeting agendas for the Board;

- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- Has the authority to call meetings of the independent directors;

- Provides feedback from executive sessions of independent directors to the Chairman/CEO;

- Coordinates, with the Nominating and Governance Committee, the annual performance evaluation of the Chairman/CEO, the Board and each of its Committees and individual directors; and

- Facilitates effective communication between the Board and shareholders and shall be available for consultation and direct communication with major shareholders.

The Board will review its leadership structure at least once a year, and otherwise as appropriate, to help it maintain a leadership model best suited to the Company and our shareholders.

ACTIVE BOARD OVERSIGHT


CORPORATE STRATEGY


HUMAN CAPITAL MANAGEMENT


ENVIRONMENTAL AND SOCIAL ISSUES


POLITICAL ADVOCACY


RISK MANAGEMENT


CYBERSECURITY AND DATA PROTECTION

Board's Role in Corporate Strategy

Our Board is actively involved in overseeing, reviewing and guiding our corporate strategy. Our Board formally reviews our Company's business strategy, including the risks and opportunities facing the Company and its portfolio, at an annual strategic planning session. In addition, long-range strategic issues, including the performance and strategic fit of our businesses, are discussed as a matter of course at Board meetings. Our Board regularly discusses corporate strategy throughout the year with management formally as well as informally and during executive sessions of the Board as appropriate. As discussed in "Board's Role in Risk Oversight" below, our Board views risk management and oversight as an integral part of our strategic planning process, including mapping key risks to our corporate strategy and seeking to manage and mitigate risk. Our Board also views its own composition as a critical component to effective strategic oversight. Accordingly, our Board and relevant Board committees consider our business strategy and the Company's regulatory, geographic and market environments when assessing Board composition, director succession, executive compensation, human capital management, diversity and inclusion, environmental and social issues and other matters of importance.

Board's Role in Human Capital Management

The Board views effective human capital management as key to the Company's ability to execute its long-term strategy. As a result, the full Board oversees and regularly engages with our Chairman, President and Chief Executive Officer, our Executive Vice President, Human Resources and senior leadership on a broad range of human capital management topics, including culture, talent management and succession planning, compensation and benefits, diversity and inclusion and feedback gathered from the Company's annual associate engagement survey. The full Board reviews talent management topics as standing agenda items, including CEO and senior management succession planning, diversity and inclusion and culture.

Board's Role in Environmental and Social Issues

The Board views oversight and effective management of environmental and social issues and their related risks as important to the Company's ability to execute its strategy and achieve long-term sustainable growth. In addition to oversight by the full Board, the Board has also delegated primary responsibility for more frequent and in-depth oversight of the Company's environmental and social strategy to the Sustainability Committee. The Sustainability Committee of the Board receives regular updates on environmental and social topics from our Vice President, Corporate Sustainability. The Board also coordinates with its other committees to provide active Board- and committee-level oversight of the Company's management of environmental and social related risks across the relevant committees.

Board's Role in Oversight of Political Advocacy

The Nominating and Governance Committee has oversight of Lowe's political advocacy activities, including political contributions, trade association memberships, lobbying priorities and the Lowe's Companies, Inc. Political Action Committee ("LOWPAC"). As part of its oversight role, the Committee reviews our political engagement and contributions policy and monitors our ongoing political strategy as it relates to the overall public policy objectives for the Company. Lowe's generally does not make contributions from corporate funds to political campaigns, super political action committees or political parties. Political contributions made by LOWPAC are approved by its advisory board, which consists of members of management across corporate and operational roles. All political advocacy is conducted to promote the interests of the Company and is made without regard for the private political preferences of Lowe's directors or executives. For the third year in a row, in 2022, we ranked in the First Tier of the CPA-Zicklin Index, an annual assessment which benchmarks political disclosure and accountability policies and practices for election-related spending of leading U.S. public companies.



Board's Role in Risk Oversight

Overview

A summary of the current allocation of general risk oversight functions among management, the Board and its committees is as follows:



BOARD OF DIRECTORS

Continuous oversight of overall risks, with emphasis on strategic risks

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND GOVERNANCE COMMITTEE	SUSTAINABILITY COMMITTEE	TECHNOLOGY COMMITTEE
Oversees the Company's risk, policies for risk management and specific risks associated with major financial exposures, legal matters, data protection, privacy, cybersecurity matters, business continuity, operational risks and compliance with laws and regulations	Oversees risks associated with the Company's compensation policies and practices	Oversees risks associated with our corporate governance practices and policies and our political activity	Oversees risks associated with environmental and social issues	Oversees risks associated with the Company's strategic technological initiatives and e-commerce matters

MANAGEMENT

Identification, assessment and management of risks

ENTERPRISE RISK COUNCIL

Identifies and assesses material risks faced by the Company and evaluates action plans to mitigate material risks

The primary responsibility for the identification, assessment and management of the various risks that we face begins with management. At the management level, risks are prioritized and assigned to senior leaders based on the risk's relationship to the leader's business area and focus. Those senior leaders develop plans to respond to the risks and measure the progress of risk management efforts through both a short and long-term approach. Our General Counsel provides centralized oversight of Lowe's Enterprise Risk Management program, which is managed by our Chief Compliance Officer and the Office of Enterprise Risk Management in partnership with the Enterprise Risk Council ("ERC"), which is comprised of senior leaders with broad enterprise experience.

The ERC supports the execution of the Enterprise Risk Management program by (i) working to identify, assess and categorize existing risks faced by the Company, (ii) identifying senior leaders responsible for managing such risks and (iii) evaluating action plans and progress to appropriately manage those risks. Additionally, the ERC identifies and assesses emerging risks in partnership with other senior leaders in alignment with new strategic initiatives and in response to the evolving business and industry landscape. Our enterprise risk register is evaluated and refreshed annually, which is then used to guide our risk mitigation, planning and progress reporting throughout the year. A longer-term lens of review, monitoring and development of mitigation activities may be applied to certain risks upon assessing potential impacts to our business in coordination with other internal functions and with input from industry data sources and benchmarking. Our Enterprise Risk Management program operates separately from but in coordination with our disclosure controls and procedures, with the processes informing each other in the context of identification, assessment and management of risks and the assessment of appropriate disclosures.

The Audit Committee coordinates the Board's and each committee's risk oversight. The Board's ongoing oversight of risk occurs at both the full Board and the Board committee level on a more focused basis as discussed throughout this Proxy Statement. ERC leadership annually presents an overview of the Enterprise Risk Management program to the full Board of Directors, which includes information on the Company's enterprise risk assessment process, key conclusions, categorizations and trends in identified risk exposures, mitigation focus areas and identification of which among the Board committees and the Board have oversight responsibility for key risks. ERC leadership also meets individually with each Board committee Chair and the Lead Independent Director to obtain their perspectives on risks facing the Company and provides the Board with feedback on its enterprise risk assessments, as well as regular updates on the program, risk time horizons and trends in and status of key risks facing the business. Directors facilitate further discussion of risk matters in executive session as they deem necessary. Each of the Board committees regularly receives updates on key risk areas within their oversight responsibility from members of management with primary responsibility for managing those risk areas. For example, the Audit Committee receives regular updates from the General Counsel and Chief Compliance Officer on legal and regulatory risk and compliance matters. The Board or an appropriate committee of the Board also are periodically presented with materials reflecting "deep dive" analyses of particular risk topics.

The Board's oversight of risks is designed to confirm that management has processes in place to deal appropriately with risk and to integrate management of such risks with the Company's business strategy as a whole. For example, our principal strategic risks are reviewed as part of the Board's regular discussion of our strategy and alignment of specific initiatives with that strategy. Similarly, at every meeting the Board reviews the principal factors influencing our operating results, including the competitive environment, and discusses the major events, activities, risks and challenges affecting the Company with our senior executive officers.

Cybersecurity and Data Protection Risk Oversight

Securing the information of our customers, associates, vendors and other third parties is important to us. We have adopted physical, technological and administrative controls on data security, and have a defined procedure for data incident detection, containment and response elevation, coordination and remediation. We require data privacy and security awareness training to be completed by associates annually and during onboarding by contractors. On an annual basis, we conduct risk assessments and compliance audits, both internally and by independent third parties, against standards including the National Institute of Standards and Technology security framework ("NIST") and Payment Card Industry Data Security Standards ("PCI DSS"), and regularly benchmark and evaluate program maturity with industry leaders. We also maintain information security risk insurance coverage. While everyone at Lowe's plays a part in managing these risks, our Chief Digital and Information Officer, our Chief Information Security Officer and senior members of our information security and privacy teams are responsible for identifying and managing risk related to these topics.

Oversight responsibility is shared by the Board and the Audit Committee, with the Audit Committee being primarily responsible for overseeing risks related to data protection, privacy and cybersecurity matters. Our Chief Digital and Information Officer or Chief Information Security Officer provide regular cybersecurity updates in the form of written reports and presentations to the Audit Committee at every quarterly meeting. The Audit Committee regularly reviews metrics about cyber threat response preparedness, program maturity milestones, risk mitigation status and the current and emerging threat landscape.



Compensation Committee Advisors

The Compensation Committee has sole authority under its charter to retain compensation consultants and other advisors and to approve such consultants' and advisors' fees and retention terms. In 2022, Semler Brossy Consulting Group, LLC acted as the independent compensation consultant and provided the Compensation Committee with advice and support on executive compensation issues. The compensation consultant assists with peer group identification and benchmarking, design of the Company's executive compensation program and conduct of an annual risk assessment related thereto, review of compensation-related disclosures and related services. A more detailed description of the services performed by the Compensation Committee's compensation consultant in fiscal 2022 is included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

The Compensation Committee has reviewed and confirmed the independence of its compensation consultant. Neither the compensation consultant nor any of its affiliates provide any services to the Company except for services provided to the Compensation Committee.

How to Communicate with the Board of Directors and Independent Directors

Shareholders and other interested parties can communicate directly with the Board by sending a written communication addressed to the Board or to any member individually in care of Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117. Shareholders and other interested parties wishing to communicate with Mr. Dreiling, as Lead Independent Director, or with the independent directors as a group may do so by sending a written communication addressed to Mr. Dreiling, in care of Lowe's Companies, Inc. at the above address. Any communication addressed to a director that is received at Lowe's principal executive offices will be delivered or forwarded to the individual director as soon as practicable. Lowe's will forward all communications received from its shareholders or other interested parties that are addressed simply to the Board, to the Chairman, to the Lead Independent Director or to the Chair of the committee of the Board whose purpose and function is most closely related to the subject matter of the communication. All such communications are promptly reviewed before being forwarded to the addressee. Lowe's generally will not forward to directors a shareholder communication that it determines to be primarily commercial in nature or that relates to an improper or irrelevant topic or requests general information about the Company.



Board Committees

The Board has five current standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Sustainability Committee and the Technology Committee. The Board may also establish other committees from time to time as it deems necessary. Committee members and committee chairs are appointed by the Board. The members of these committees as of February 3, 2023 are identified in the following table:

● Member

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Sustainability Committee	Technology Committee
Raul Alvarez		Chair		●	●
David H. Batchelder		●	●		
Scott H. Baxter		●			●
Sandra B. Cochran	●			Chair	
Laurie Z. Douglas	●		●		Chair
Richard W. Dreiling			●		
Marvin R. Ellison					
Daniel J. Heinrich		●			●
Brian C. Rogers	●		Chair		
Bertram L. Scott	Chair		●		
Colleen Taylor	●			●	
Mary Beth West	●			●	
Number of Meetings in Fiscal 2022	6	6	4	3	3

Each of the current committees acts pursuant to a written charter adopted by the Board. A copy of each committee charter and the Corporate Governance Guidelines are available on the Company's website at ir.lowes.com.



The following table provides information about the operation and key functions of each of the current standing Board committees, each of which report regularly to the full Board:

Committee	Key Functions and Additional Information
Audit Committee 	• Oversees the Company's accounting and financial reporting processes, internal controls and internal audit functions. • Reviews and discusses with management and the independent registered public accounting firm the annual and quarterly financial statements and earnings press releases. • Reviews and discusses the Company's major financial risk exposures and practices with respect to risk assessment and management, including data protection, privacy, cybersecurity, business continuity and operational risks, and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. • Oversees the Company's compliance program with respect to legal and regulatory requirements, including the Company's Code of Business Conduct and Ethics and the Company's policies and procedures for monitoring compliance, and meets at least annually with the Company's General Counsel and Chief Compliance Officer to review the implementation and effectiveness of the Company's compliance program. • Reviews and pre-approves all audit and permitted non-audit services proposed to be performed by the independent registered public accounting firm. • The Board has determined that four of the six members of the Audit Committee, Messrs. Rogers and Scott and Mses. Cochran and Taylor are each "audit committee financial experts" within the meaning of the SEC rules and that each of the members of the Audit Committee has accounting and related financial management expertise in accordance with the NYSE rules.
Compensation Committee 	• Reviews and approves on an annual basis the corporate goals and objectives related to the compensation for the Chief Executive Officer and other executive officers, evaluates at least once a year the Chief Executive Officer's performance in light of these established goals and objectives and, based upon this evaluation, recommends the Chief Executive Officer's compensation to the Board for approval by the independent directors. • Reviews and approves the compensation for the other executive officers. • Makes recommendations to the Board with respect to incentive compensation and equity-based plans that are subject to Board and shareholder approval. • Reviews and approves all annual incentive plans for executives and all awards to executives under multi-year incentive plans, including equity-based incentive arrangements authorized under the Company's equity incentive compensation plans. • Oversees and considers regulatory compliance and any other risks arising from the Company's compensation policies and practices.
Nominating and Governance Committee 	• Develops and recommends to the Board for its approval criteria and qualifications for potential candidates for the Board and its committees. • Reviews and makes recommendations to the Board about the size, structure, composition and functioning of the Board and its committees, including a recommendation to the independent directors regarding the appointment of a Lead Independent Director whenever the Board has selected a Chairman who is not an independent director. • Assists Board in determining and monitoring director and prospective director independence. • Identifies, evaluates and recommends director candidates to the Board. • Oversees annual performance evaluation of the Board, the committees of the Board, each individual director and management. • Develops, recommends, assesses at least annually and recommends changes to the Board regarding the Corporate Governance Guidelines applicable to the Company. • Reviews and approves or disapproves related person transactions. • Considers and recommends to the Board other actions relating to corporate governance.
Sustainability Committee 	• Assists the Board in discharging its responsibilities relating to oversight of the Company's sustainability strategies and initiatives and to review the Company's position on significant environmental and social issues. • Assists the Board by evaluating and monitoring environmental, social and related public policy trends. • Reviews, discusses and provides feedback to management on the Company's programs, policies and practices pertaining to the Company's environmental and social responsibility issues and impacts to support the sustainable growth of the Company. • Monitors the Company's performance against relevant external sustainability indices and reviews the Company's annual Corporate Responsibility Report. • Reviews and makes recommendations to the Board regarding responses to shareholder proposals encompassing matters overseen by the Committee.
Technology Committee 	• Oversees matters of technology, e-commerce and related innovation. • Reviews and discusses management's reports and recommendations on topics related to the Company's approach to technology, e-commerce and related innovation strategy in support of the Company's objectives.





Security Ownership of Certain Beneficial Owners and Management

The following table provides information about the beneficial ownership of common stock as of March 20, 2023, except as otherwise noted, by each person known by the Company to beneficially own more than 5% of the outstanding shares of common Stock, as well as each director, nominee for director, named executive officer and all current directors and executive officers as a group. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the securities indicated as beneficially owned by such person, subject to community property laws where applicable. Unless otherwise indicated, the address for each of the beneficial owners is c/o Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117.

Name or Number of Persons in Group	Number of Shares[1]	Percent of Class
Raul Alvarez	35,285	*
David H. Batchelder	34,755	*
Scott H. Baxter	4	*
William P. Boltz	90,909	*
Sandra B. Cochran	12,592	*
David M. Denton	0	*
Laurie Z. Douglas	13,617	*
Richard W. Dreiling	33,441	*
Marvin R. Ellison	688,491	*
Seemantini Godbole	114,210	*
Daniel J. Heinrich	1,206	*
Joseph M. McFarland III	199,211	*
Brian C. Rogers	16,505	*
Bertram L. Scott	11,092	*
Brandon J. Sink	25,806	*
Colleen Taylor	47	*
Mary Beth West	946	*
Current Directors and Executive Officers as a Group **(19 total)**	1,556,110[2]	*
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	54,149,370	9.1%[3]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	44,533,006	7.5%[4]

* Represents holdings of less than 1%.

(1) Includes shares that may be acquired or issued within 60 days through exercise of stock options or settlement of deferred stock units upon termination of employment or Board service under the Company's stock plans as follows: Mr. Alvarez — 35,285 shares; Mr. Batchelder — 6,505 shares; Mr. Baxter — 4 shares; Mr. Boltz — 65,741 shares; Ms. Cochran — 11,092 shares; Ms. Douglas — 13,617 shares; Mr. Dreiling — 33,441 shares; Mr. Ellison — 531,395 shares; Ms. Godbole — 91,635 shares; Mr. Heinrich — 946 shares; Mr. McFarland III — 170,858 shares; Mr. Rogers — 6,505 shares; Mr. Scott — 11,092 shares; Mr. Sink — 12,792 shares; Ms. Taylor — 18 shares; Ms. West — 946 shares; and current directors and executive officers as a group (19 total) — 1,214,703 shares. Excludes shares issuable under 2022 deferred stock units granted to directors, which are subject to a vesting period adopted under the Company's 2006 Long Term Incentive Plan as amended and restated effective May 27, 2022, but includes deferred stock unit dividend equivalents credited with respect to such grants.

(2) Includes 277,993 shares beneficially owned by other current executive officers not individually listed in the table.

(3) Shares held at December 30, 2022, according to a Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group, Inc. ("Vanguard"). The Schedule 13G/A reports that Vanguard has sole voting power over no shares, shared voting power over 924,298 shares, sole investment power over 51,540,896 shares and shared investment power over 2,608,474 shares.

(4) Shares held at December 31, 2022, according to a Schedule 13G/A filed with the SEC on January 31, 2023 by BlackRock, Inc. ("BlackRock"). The Schedule 13G/A reports that BlackRock has sole voting power over 39,068,092 shares, shared voting power over no shares, sole investment power over 44,533,006 shares and shared investment power over no shares.



Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the key elements of our executive compensation program and compensation decisions as they relate to the following named executive officers ("NEOs") of the Company in the 2022 fiscal year:

Marvin R. Ellison	Chairman, President and Chief Executive Officer
Brandon J. Sink	Executive Vice President, Chief Financial Officer
Joseph M. McFarland III	Executive Vice President, Stores
William P. Boltz	Executive Vice President, Merchandising
Seemantini Godbole	Executive Vice President, Chief Digital and Information Officer

Our NEOs for fiscal year 2022 also included David M. Denton, who served as the Company's Executive Vice President, Chief Financial Officer through April 30, 2022, upon which date, as a result of the Board's robust succession planning process, Mr. Sink assumed the role after most recently serving as the Company's Senior Vice President, Retail Finance and holding numerous leadership roles in the Company's finance department. Mr. Denton's compensation is discussed on page 42 and accordingly he is not included in the other discussions of our fiscal 2022 NEO compensation decisions in this CD&A, except when specifically stated otherwise.

Our CD&A is organized as follows:

I. EXECUTIVE SUMMARY

We seek to generate long-term sustainable shareholder value by driving operational excellence throughout the enterprise, consistently generating high levels of cash flow and optimizing our capital deployment. We have demonstrated a strong commitment to returning capital to our shareholders and continued dividend growth since 1961.

$40.2 Billion
CASH FLOWS FROM OPERATIONS
IN THE LAST FIVE YEARS

30.4%
2022 ROIC*

31.7%
2022 PER SHARE INCREASE IN
ANNUAL DIVIDEND

$9.1 Billion
DIVIDENDS PAID
IN THE LAST FIVE YEARS

$39.5 Billion
SHARES REPURCHASED IN
THE LAST FIVE YEARS

Our Total Shareholder Return ("TSR") results outperformed peers and the broader market over the long term.

TSR OUTPERFORMS PEERS AND S&P 500 INDEX OVER THE LONG TERM



TSR data is as of February 3, 2023, the Company's fiscal year end.

[1] Includes companies in the Peer Group identified on page 35.

Fiscal 2022 Financial Highlights**

In fiscal 2022, we delivered another year of strong financial performance, with diluted EPS of $10.17 and adjusted diluted EPS of $13.81,* a 15% increase compared to diluted EPS last year of $12.04. Total sales were $97 billion, with approximately $92 billion of sales generated in the United States. Operating margin decreased 209 basis points to 10.5% and was negatively impacted as a result of the Company's sale of its Canadian retail business. We grew adjusted operating margin to 13.0%* by unlocking efficiencies through our Perpetual Productivity Improvement initiatives – which generated 48 basis points of improvement. Through disciplined execution of our Total Home strategy, we delivered growth in U.S. Pro customer comparable sales of 16% and growth in Lowes.com sales of 6%. To fuel our ongoing transformation, we continued investing in critical supply chain and omnichannel capabilities to better serve both Pro and DIY customers.

---

* ROIC is calculated using a non-GAAP financial measure, and fiscal 2022 ROIC was negatively impacted approximately 800 basis points as a result of the Company's sale of its Canadian retail business. Adjusted diluted EPS and adjusted operating margin are non-GAAP financial measures. Refer to Appendix A for the calculation of ROIC and a reconciliation of non-GAAP measures.

**Fiscal 2022 includes a 53rd week compared to fiscal 2021, which had 52 weeks.



Supporting Our Front-Line Associates

Supporting our associates is a critical aspect of our Company's culture and strategy. We are committed to making Lowe's a great place to work and becoming the employer of choice in retail. Since 2018, we have invested more than $3 billion in incremental wage and share-based compensation for our front-line associates. We've increased the wage rate for our store associates by more than 20% since 2018, including $170 million in annual wage increases that took effect in December 2022. In 2022, we awarded more than $580 million in profit-sharing and discretionary bonuses to our U.S. front-line associates. Beyond compensation, we offer our associates comprehensive benefits, flexible scheduling options and bonus opportunities.

Our Total Home Strategy

At the end of 2020, we unveiled our Total Home strategy to accelerate market share gains by providing a one-stop solution for every project across the home. We continue to gain momentum as our Total Home strategy has enabled us to increase sales to our DIY and Pro customers and to continue to grow our market share. As a result of our strong financial performance, we were able to deliver value to shareholders through the payment of $2.4 billion in dividends and the repurchase of $14.1 billion of our common stock in fiscal 2022. We are confident that we are making the right investments in the business to generate long-term growth and continue to create sustainable shareholder value.


LOWE'S Total Home Strategy
Providing a full complement of products and services for Pros and consumers alike, enabling a Total Home solution for every need in the home
Market Share Acceleration
Drive Pro penetration
Accelerate online business
Expand installation services
Drive localization
Elevate assortment

Compensation Philosophy and Objectives

Our long-term ability to generate sustained shareholder returns, drive continuous improvement in financial results and become the employer of choice in retail depends on our ability to attract and retain highly talented leaders who are committed to our mission, growth and strategy. Our executive compensation program is designed to drive long-term shareholder value by aligning our business strategies and operating priorities with shareholders' interests and rewarding executives for growth in the Company's sales and earnings. A significant portion of compensation is based on variable pay arrangements that align pay with performance against metrics tied to our strategy and business plan with a balanced focus on top- and bottom-line growth.

The primary objectives of our program are to:

- Attract and retain executives who have the requisite leadership skills to support the Company's culture and strategic growth priorities;

- Maximize long-term shareholder value through alignment of executive and shareholder interests;

- Align executive compensation with the Company's business strategies, which are focused on driving operational excellence and better serving our customers; and

- Provide target total compensation that is competitive to market median, with an opportunity to earn above target pay when the Company delivers results that exceed performance targets, and below target pay when the Company falls short of performance targets.

2022 Executive Compensation

Lowe's has a long-standing commitment to pay for performance and provides a significant portion of compensation opportunities through variable pay arrangements. These arrangements are designed to hold our executive officers accountable for business results and reward them for consistently strong financial performance and the creation of value for our shareholders. To align pay with performance, our incentive compensation programs use objective pre-established performance measures: sales, operating income, inventory turnover and Pro sales growth for our annual incentive plan and ROIC, along with a relative TSR modifier, for our performance share units. Each of these performance measures is further described beginning on page 37.

Our 2022 executive compensation program consisted of the following elements:

- Base salary

- Annual incentive awards

- Long-term equity awards granted in the form of:

    - Performance share unit awards ("PSUs")

    - Stock options

    - Restricted stock awards ("RSAs")

- Retirement, health and severance benefits

- Limited perquisites



Lowe's compensation mix is heavily performance-based with 73% of the CEO's and 68% of the other NEOs' average annualized target compensation at-risk and contingent upon the achievement of performance objectives or relative and absolute share price performance. Additionally, 73% of the CEO's and 69% of the other NEOs' average compensation is in the form of long-term incentives.


73% Long-Term
73% Performance-Based
9% Base Salary
18% Time-Vested RSAs
18% Target Annual Incentive
18% Stock Options
CEO Compensation
37% PSUs
69% Long-Term
68% Performance-Based
17% Time-Vested RSAs
15% Base Salary
16% Target Annual Incentive
17% Stock Options
Other NEO Compensation
35% PSUs

How Our Executive Compensation is Tied to Performance

A significant portion of our executive compensation program is performance-based with a balanced focus on top- and bottom-line growth and strategic initiatives. The metrics determined by the Compensation Committee, as described below, incentivize our executives to focus on operational objectives that are expected to drive sustainable shareholder value.

- **Annual Incentive Awards:** Payout is based on the Company's achievement of financial (sales and operating income) and strategic (inventory turnover and Pro sales growth) goals. Threshold performance objectives must be achieved for any payout to be earned.
- **PSUs:** Payout is based on the Company's achievement of (i) a three-year average ROIC goal for PSUs and (ii) a relative TSR modifier, which compares the Company's TSR to the median TSR of companies listed in the S&P 500 Index over a three-year period. Threshold performance objectives must be achieved for any awards to be earned.
- **Stock Options:** Realized value for stock option awards is based on the increase in the market value of our common stock relative to the value when the award was granted.

Based on our performance in fiscal 2022, the CEO and other NEOs received the following payouts of performance-based compensation:

- Annual incentive payouts were driven by (i) above target performance in sales, (ii) above target performance in adjusted operating income following the adjustment for incentive compensation performance achievement approved by the Compensation Committee as described on page 38, (iii) below threshold performance for inventory turnover and (iv) above maximum performance for Pro sales growth. Overall award payouts for the NEOs were at 127.84% of target.
- PSUs for the 2020-2022 performance period paid out at 200% based on above maximum adjusted ROIC and above median TSR.

Pay Decisions and Compensation Governance Practices

WHAT WE DO	WHAT WE DON'T DO
✔ **Target the majority of NEO compensation to be performance-based, at-risk and long-term oriented**	✘ **Provide single-trigger severance payments or vesting or tax gross-ups following change-in-control**
✔ **Assess the design and alignment of our incentive plans in relation to performance goals, business strategy, organizational priorities and shareholder interests on an annual basis**	✘ **Permit hedging, pledging or unauthorized trading of the Company's securities by our associates or directors**
✔ **Assess compensation-related risks associated with regulatory, shareholder and market changes on an annual basis**	✘ **Grant discounted stock options, extend the original option term, reprice or exchange underwater options without shareholder approval**
✔ **Assess peer group composition, financial and stock price performance and competitive compensation practices on an annual basis**	✘ **Provide an evergreen provision in our long term incentive plan**
✔ **Use different metrics in annual and long-term incentive plans**	✘ **Provide employment agreements to executives**
✔ **Maintain a fully independent Compensation Committee, which retains an independent compensation consultant**	✘ **Provide excessive perquisites**
✔ **Maintain a robust clawback policy applicable to cash and equity-based incentive compensation of executive officers**	
✔ **Limit incentive payouts as a percentage of target awards**	
✔ **Require significant stock ownership by all senior executives**	



Annual Say-on-Pay Vote and Shareholder Engagement

The Board and the Compensation Committee carefully consider the results of our shareholders' annual advisory "say-on-pay" vote. Lowe's shareholders continue to express strong support for the Company's executive compensation program with the Company receiving 93% advisory approval in 2022. This is consistent with the advisory approval over the past 10 years. In consideration of this continued support and belief that the program continues to support our strategy and drive performance, the Compensation Committee maintained the principal features and performance-based elements of the executive compensation program for 2022. At the Annual Meeting, the Company's shareholders will again have the opportunity to approve Lowe's executive compensation program through the advisory say-on-pay vote included as Proposal 2 in this Proxy Statement.

As discussed in the "Proxy Summary" section of this Proxy Statement, we regularly engage with our institutional shareholders to understand the issues that matter most to them. During meetings we held since the beginning of 2022, we discussed key corporate governance, sustainability and human capital management topics and shared our thoughts on the Compensation Committee's approach to setting executive compensation. We asked our shareholders whether they had any concerns or feedback about our current executive compensation program. Overall, we received generally positive feedback on the structure, evolution and responsiveness of our compensation program, including the metrics in our annual and long-term incentive plans and their tie to Company strategy.

II. COMPENSATION ELEMENTS

To support our compensation philosophy and objectives, the Compensation Committee has designed the executive compensation program with an appropriate balance between both annual and long-term compensation, as well as between fixed and at-risk pay. The largest portion of our executive compensation program is based upon achieving the Company's financial and strategic performance objectives and contingent on achievement of challenging performance hurdles. The Board places significant emphasis on the long-term success of the Company and strong alignment with the interests of our shareholders, customers, associates and the communities in which we operate. Accordingly, long-term incentive award opportunities, as a percentage of total compensation, are greater than annual incentive award opportunities.



The following table lists the key elements of the Company's 2022 executive compensation program:

KEY ELEMENTS OF EXECUTIVE COMPENSATION

Element	Form	Key Characteristics	Link to Shareholder Value	Key Benchmarks/Metrics
Base Salary 9%	Cash	Fixed cash compensation tied to the scope and responsibilities of each executive's position and the performance and effectiveness of the executive	Provide a foundation of fixed income to the executive; encourage attraction and retention of top talent; and recognize effective leadership	Subject to annual adjustment after consideration of competitive benchmark and relative compensation positioning
Annual Incentive Awards 18%	Cash	At-risk cash compensation tied to the achievement of annual financial performance and strategic goals established by the Compensation Committee for each fiscal year	Promote the achievement of the Company's annual financial and strategic goals; and incent and reward financial and operating performance	• Sales (40%) • Operating Income (40%) • Inventory Turnover (10%) • Pro Sales Growth (10%)
Long-Term Incentive Awards 73%	PSUs 50% of LTI	PSUs, which cliff vest at the end of the three-year performance period[1], are based on (i) the Company's average ROIC[2] relative to pre-determined threshold, target and maximum levels of performance for the three-year performance period and (ii) a relative TSR modifier	Promote the achievement of strong long-term growth and TSR performance	• Three-year average ROIC goal • Relative TSR modifier
	Stock Options 25% of LTI	Stock options with a 10-year term vest ratably over three years[1]	Promote the value-creating actions necessary to increase the market value of common stock	Realized value is based on increases in the market value of our common stock relative to the value when the award was granted
	RSAs 25% of LTI	RSAs granted pursuant to the annual long-term equity grant cliff vest on the third anniversary of the grant date[1]	Promote executive retention, stock ownership and alignment of interests with shareholders	Realized value is based on market value of our common stock

Note: Compensation mix shown in the preceding table reflects annualized target CEO compensation. The average annualized compensation mix for other NEOs is as follows: base salary (15%), annual incentive awards (16%) and long-term incentive awards (69%) with the same award mix of PSUs, stock options and RSAs as shown above.

(1) Under the terms of these award agreements, executives must maintain employment with the Company during the three-year period, or terminate employment with the Company due to death, disability or qualified retirement (as defined in the grant agreement), to earn the awards.

(2) ROIC is a comprehensive long-term financial metric that incorporates both operating profit and balance sheet performance in the calculation. This metric motivates management to generate sustained profitable growth over time while balancing the Company's effectiveness at allocating capital to drive future investment and growth. ROIC is computed by dividing the Company's lease adjusted net operating profit after taxes for the year by the average of the Company's invested capital as of the beginning and end of the fiscal year. "Invested capital" for these purposes means the average of current year and prior year ending debt and shareholders' (deficit)/equity. See Appendix A for our fiscal 2022 ROIC calculation. The return percentages for each fiscal year in the performance period are averaged to yield a ROIC measure for the three-year performance period.



We also provide broad-based financial and health and welfare benefits on the same terms and conditions applicable to all eligible associates, including a 401(k) Plan with Company match, a non-qualified deferred compensation plan and 401(k) benefit restoration plan with Company match, comprehensive group health insurance, voluntary life, disability and accident benefits, a discounted employee stock purchase plan and other benefits, including reimbursement of costs associated with tax and financial planning, an annual physical examination, individual disability insurance and limited personal use of corporate aircraft, each of which are designed to enhance productivity and encourage the attraction and retention of top talent. Additionally, we offer a severance plan for senior officers, which provides for severance payments, the continuation of health care benefits and Company-paid outplacement services.



III. COMPENSATION DECISION-MAKING PROCESS

Role of the Compensation Committee

The Compensation Committee, which currently consists of four independent directors, is responsible for developing and administering our executive compensation program. The Compensation Committee works closely with its independent compensation consultant and meets regularly – approximately six times each year – and additionally as necessary, to make decisions related to our executive compensation programs and the compensation of our CEO (with the approval of the independent directors of the Board) and the Company's executive officers. The Compensation Committee reports its actions to the Board at the Board meeting following each Compensation Committee meeting. The Compensation Committee's responsibilities include approving:

- Compensation philosophy and strategy;

- Compensation of executive officers;

- Annual and long-term incentive metrics and performance goals;

- Achievement of goals in annual and long-term incentive plans;

- Peer groups of companies used for assessing market compensation levels, pay practices and performance; and

- CD&A disclosure in the annual proxy statement.

The full description of the Compensation Committee's authority and responsibilities is provided in the Compensation Committee charter, which is available on our Company website at ir.lowes.com.

Role of the Independent Compensation Consultant

The Compensation Committee directly engages and regularly consults with Semler Brossy Consulting Group, LLC, its independent compensation consultant for ongoing executive compensation matters. The Compensation Committee's compensation consultant reports directly to the Compensation Committee and does not provide any services to the Company other than the Compensation Committee consulting services. The Compensation Committee has assessed the independence of its compensation consultant pursuant to the independence factors specified by the SEC rules (as incorporated into the NYSE listing standards) and concluded that no conflict of interest exists that would

prevent its compensation consultant from independently representing the Compensation Committee. During the 2022 fiscal year, Semler Brossy Consulting Group, LLC performed the following services:

- Attended all Compensation Committee meetings;

- Advised the Compensation Committee on the design of the Company's annual and long-term incentive plans (including the selection of the performance metrics and assessment of performance goals);

- Provided the Compensation Committee with an external perspective on the reasonableness and competitiveness of our executive compensation program;

- Reviewed the selection of the peer groups of companies used for assessing market compensation levels, pay practices and performance;

- Provided periodic updates and guidance on regulatory and governance trends impacting compensation;

- Assessed the alignment of CEO compensation with Company performance;

- Assisted the Compensation Committee in conducting its annual risk assessment of our executive compensation programs; and

- Reviewed and discussed compensation-related proxy statement disclosures.

Role of Management

When making decisions on executive compensation, the Compensation Committee considers input from the Company's Executive Vice President, Human Resources who works most closely with the Compensation Committee, both in providing information and analysis for review and in advising the Compensation Committee concerning compensation decisions (except as it relates specifically to her compensation and the compensation of our CEO). Our CEO reviews the performance of the NEOs (other than himself) and other executive officers and provides recommendations on executive officer compensation for the Compensation Committee's consideration. The Compensation Committee reviews and discusses pay decisions related to the CEO in executive sessions without the CEO or any other members of management present.



Compensation Market Data and Peer Group

Each year, the Compensation Committee reviews the peer group companies used to assess compensation and performance with the advice of the independent compensation consultant. The Compensation Committee considered data from two sources for fiscal 2022: the Peer Group and the Survey Group.

The Peer Group is comprised of retail and customer service companies selected for direct relevance to Lowe's business using the following criteria:

- Headquartered in the United States with publicly-traded securities listed on a major U.S. exchange;

- Operating in the Consumer Discretionary or Food & Staples retail sectors;

- Annual revenue greater than $10 billion; and

- Retail or customer service-based business model focused on producing strong operating income and TSR growth.

The companies in the Peer Group for fiscal 2022 were:

Best Buy Co., Inc.	**Costco Wholesale Corporation**	**CVS Health Corporation**	**Kohl's Corporation**
Macy's, Inc.	**NIKE, Inc.**	**Nordstrom, Inc.**	**Starbucks Corporation**
Target Corporation	**The Home Depot, Inc.**	**The Kroger Co.**	**The TJX Companies, Inc.**
	Walgreens Boots Alliance, Inc.	**Walmart, Inc.**	

The Peer Group was unchanged from the prior year, except that Amazon.com was removed due to its atypical compensation structure and the diversity of its businesses. Peer Group compensation data is obtained from publicly available proxy statements.

PEER GROUP DATA FOR FISCAL 2022[1]				TSR		
	Revenues ($ in millions)	Market Capitalization ($ in millions)	Operating Income	1-year	3-year	5-year
75th Percentile	$147,840	$178,369	$ 8,745	5.2%	65.2%	105.2%
50th Percentile	$ 78,186	$ 87,203	$ 4,479	-2.1%	36.5%	58.2%
25th Percentile	$ 34,351	$ 22,938	$ 3,024	-15.7%	20.6%	23.9%
Lowe's Companies, Inc.	$ 96,250	$130,598	$12,093	-6.2%	95.4%	132.7%
Percentile Ranking	52.6%	70.2%	81.8%	40.5%	100.0%	86.4%

Source: S&P Capital IQ

(1)   Revenues and operating income are as of each company's latest reported fiscal year as of February 3, 2023, which for Lowe's is fiscal 2021. Market capitalization and TSR are as of February 3, 2023, which aligns with Lowe's fiscal year end date.

The Survey Group is comprised of the Peer Group (other than Costco Wholesale Corporation) and other retail companies that Lowe's competes with for executive talent, generally with over $10 billion in annual revenue, and participate in a proprietary survey conducted by Korn Ferry. For the Chief Digital and Information Officer role, the Survey Group also included chief information officer and chief technology officer pay benchmarks from publicly available proxy statements analyzed by Semler Brossy for selected general industry companies from the S&P 500 with median revenues and market capitalization of $34 billion and $85 billion, respectively.

At its January 2022 meeting, the Compensation Committee reviewed detailed compensation benchmarks based on the two groups described above. Given differences in role, experience, performance and other challenges directly comparing NEO roles other than the CEO across companies, these benchmarks served as a reference point, rather than a formula-driven outcome, in determining adjustments to target total compensation levels for the NEOs.



IV. 2022 COMPENSATION ACTIONS

Base Salary Adjustments

The Compensation Committee reviews and adjusts the NEO base salaries each year after it has considered competitive benchmark and relative compensation positioning, which includes consideration of:

• Market adjustments;

• Internal alignment;

• Experience in the role; and

• Performance and any changes to roles or responsibilities.

As a result of the review, Messrs. McFarland and Boltz and Ms. Godbole received salary increases of between 3.0%-7.0% for 2022 given their critical roles in driving strategic priorities for the Company, and with respect to Ms. Godbole, pay benchmarks for chief technology and information officers at general industry companies as discussed in "Compensation Market Data and Peer Group." The Compensation Committee approved a base salary of $700,000 upon Mr. Sink's promotion to Executive Vice President, Chief Financial Officer, effective April 30, 2022.

In 2022, the Compensation Committee approved the following base salaries for the NEOs:

Name and Position	2021 Base Salary	2022 Base Salary	% Increase
Marvin R. Ellison Chairman, President and Chief Executive Officer	$1,450,000	$1,450,000	0.0%
Brandon J. Sink[1] Executive Vice President, Chief Financial Officer	—	$ 700,000	—
Joseph M. McFarland III Executive Vice President, Stores	$ 811,200	$ 835,500	3.0%
William P. Boltz Executive Vice President, Merchandising	$ 773,200	$ 811,900	5.0%
Seemantini Godbole Executive Vice President, Chief Digital and Information Officer	$ 703,000	$ 752,200	7.0%

(1)   Mr. Sink was not a NEO in 2021.

Annual Incentive Awards

Our annual incentive plan provides each NEO the opportunity to receive an annual cash award based on the Company's achievement of pre-determined financial and strategic performance goals. The formula for computing annual incentive payouts is as follows:

BASE SALARY		**TARGET AWARD PERCENTAGE (% of Base Salary)**		**PERFORMANCE GOAL ACHIEVEMENT LEVEL (% of Target Level)**		
Base salary eligible earnings in fiscal year 2022 with 2021 and 2022 base salaries pro-rated for the number of days in the fiscal year prior to and following the March 2022 effective date for 2022 base salary adjustments	X	• 200% of base salary for the CEO • 100% of base salary for other NEOs	X	• Threshold percentage for all NEOs was 25% of target • Maximum opportunity of 200% of target for all performance metrics • For fiscal 2022 only, maximum plus opportunity of 250% of target on sales and operating income metrics	=	**ANNUAL INCENTIVE AWARD EARNED**



The following table describes the financial and strategic goals for the 2022 annual incentive awards and the weighting assigned to each goal, which are the same for all of the NEOs:

	Performance Metric	Description	Performance Measured By	Metric Weighting
Financial Goals	**Sales**	Rewards NEOs on effective merchandising, driving market share gains and the enhancement of the Company's omnichannel sales and marketing	Company sales	40%
	Operating Income	Rewards NEOs for profitability of Company operations and focuses management on operational efficiency and expense management	Company operating income	40%
Strategic Goals	**Inventory Turnover**	Rewards NEOs for focusing on improving inventory management, which generates cash flow for investing in the business and returning value to shareholders	Cost of goods sold / average inventory	10%
	Pro Sales Growth	Rewards NEOs for focusing on growing Pro market share, which drives long-term sustainable sales growth and profitability for the business	Percentage increase in Pro sales over the prior fiscal year in the U.S. home improvement market	10%

For fiscal 2022, the Compensation Committee approved the terms for our annual incentive awards, maintaining the same performance metrics and weightings used in 2021, and including the following changes:

- Eliminated the above target and below target payout performance levels, which had been adopted for the fiscal 2021 annual incentive award in light of the uncertain operating environment due to the COVID-19 pandemic, and

- Added a 250% maximum plus payout performance opportunity for sales and operating income metrics solely for the fiscal 2022 annual incentive award. The maximum plus performance level was added to motivate associates to overachieve during a period of increased uncertainty in the global macro-economic environment. Overall payout across all metrics combined was capped at 240%.

The Compensation Committee set the 2022 target performance levels for sales and operating income in line with the Company's internal operating plan and taking into account 2021's strong results. Goals also took into account the impact of the 53-week fiscal year.

	Performance Metric	How 2022 Goals Were Set
Financial Goals	**Sales**	• Target exceeded prior year target by over $11.9 billion and was consistent with 2021 actual performance, in light of the challenging macro-economic environment • Threshold set above 2021's maximum performance by $428 million • Maximum set at more than $4.4 billion above 2021 actual performance • Maximum plus set at more than $2.3 billion above maximum
	Operating Income	• Target exceeded prior year target by over $2.4 billion and 2021 actual performance by $92 million, consistent with the Company's commitment to continue to focus on operating margin expansion in an uncertain market despite negative to flat comparable sales expectations for fiscal 2022 • Threshold set above 2021's maximum performance by $61 million • Maximum set at $1.1 billion above 2021 actual performance • Maximum plus set $511 million over maximum
Strategic Goals	**Inventory Turnover**	• Target exceeded 2021 actual performance by 14 basis points • Threshold, as a percentage of target performance, set in line with threshold for operating income • Maximum set above 2021's maximum goal and 2021 actual performance
	Pro Sales Growth	• Target exceeded 2021's target growth goal • Threshold set at flat growth over 2021 • Maximum set at 10% growth, in line with 2021's maximum growth goal

The Compensation Committee's objectives in administering our annual incentive plan are to cause incentive awards to be calculated on a comparable basis from year-to-year and to ensure that plan participants are incentivized and rewarded appropriately for Company performance. For these reasons, the Compensation Committee may make adjustments to the achievement under each performance goal at its discretion and has adopted adjustment guidelines. The adjustment guidelines provide the Committee flexibility to approve adjustments to incentive plan compensation in certain circumstances, including adjustments to account for (i) amounts required to be reported separately under applicable accounting standards as extraordinary items, (ii) gains or losses as a result of changes in accounting principles, (iii) impact of changes in tax regulations, (iv) business results from unplanned acquisitions and divestitures, (v) costs and any other non-recurring items related to acquisition and divestiture activity, (vi) unplanned debt restructuring costs or costs associated with change in capital structure, (vii) costs of significant unplanned initiatives or investments and (viii) significant changes to stock buyback programs or capital restructuring.

The guidelines also provide that adjustments may be made in certain cases depending on the relevant facts and circumstances to account for: (i) impact of foreign currency fluctuations, (ii) impact of tariffs and unanticipated regulatory and policy changes, (iii) asset impairments or write-offs, including store closing costs, (iv) restructuring costs, (v) litigation costs and settlements for historical transactions, (vi) timing impact for items accelerated or delayed near year-end, (vii) acts of God and (viii) impact of global pandemics and public health emergencies.

In March 2023, the Compensation Committee reviewed the Company's 2022 performance results relative to the goals to determine the annual incentive awards earned under the annual incentive plan for fiscal year 2022. The Company's 2022 performance results exceeded the target performance levels for all annual incentive award metrics, except that (i) inventory turnover was below threshold and (ii) consistent with the adjustment guidelines' provisions for unplanned divestitures and related costs, the Compensation Committee determined to exclude the $2.5 billion impact of the Company's sale of its Canadian retail business for purposes of determining operating income performance.



Based on the performance metrics established by the Compensation Committee and the Compensation Committee's assessment of the Company's 2022 performance, the Compensation Committee determined that Lowe's achieved 127.84% of the target incentive opportunities for the NEOs.



Performance Metric (Weighted %)	Below Threshold	Threshold	Target	Maximum	Maximum Plus		Achievement Result
% of Payout	0%	25%	100%	200%	240%		
Sales 40%		$91,148	$95,945	$100,742	$103,141	$97,059 Actual	123%
Operating Income 40%		$10,947	$12,185	$13,209	$13,720	$12,660 Adjusted Actual[1]	146%
Inventory Turnover 10%		3.47	3.86	4.17		3.39 Actual	0%
Pro Sales Growth[2] 10%		0.0%	4.0%	10.0%		18.9% Actual	200%
Overall Payout Result							**127.84%**

*Dollars in millions and actual amounts represent a 53-week fiscal year.
[1]The Compensation Committee approved an adjustment to operating income as described on page 38.
[2]Pro sales growth is based on fiscal year performance. Fiscal 2022 included a 53rd week compared to fiscal 2021, which had 52 weeks.

Based on results of the performance metrics approved by the Compensation Committee, the NEOs earned annual incentive awards for 2022 as follows:

Name	Base Salary[(1)]	x	Target Award % (% of Base Salary)	x	Performance Goal Achievement Level (% of Target)	=	Actual Award Earned
Marvin R. Ellison	$1,450,000		200%		127.84%		$3,707,360
Brandon J. Sink	$ 620,868		96%[(2)]		127.84%		$ 764,133
Joseph M. McFarland III	$ 832,291		100%		127.84%		$1,064,000
William P. Boltz	$ 806,789		100%		127.84%		$1,031,399
Seemantini Godbole	$ 745,702		100%		127.84%		$ 953,305

(1) Based on base salary eligible earnings in fiscal year 2022 with 2021 and 2022 base salaries pro-rated for the number of days in the fiscal year prior to and following the March 2022 effective date for 2022 base salary adjustments. Mr. Sink's base salary is also pro-rated for the number of days in the fiscal year prior to and following his promotion to Executive Vice President, Chief Financial Officer, effective April 30, 2022.

(2) Mr. Sink's target award percentage was set at 100% upon his promotion to Executive Vice President, Chief Financial Officer, effective April 30, 2022. Mr. Sink's fiscal 2022 award was pro-rated based on the number of days and applicable target award percentages both prior to and following his promotion as of April 30, 2022.

Long-Term Equity Awards

In March each year, the Compensation Committee approves a target long-term equity award for each executive officer, expressed as a percentage of base salary, and for 2022 approved an equity award mix for the NEOs of:

- 50% PSUs
- 25% stock options
- 25% time-vested RSAs

Target awards are determined based on each executive officer's position and level of responsibility, the Company's historical grant practices and market benchmarks reviewed annually by the Compensation Committee. For fiscal 2022, target awards as a percentage of base salary increased from 715% to 850% for the CEO to maintain Mr. Ellison's competitiveness to market and recognize his sustained outperformance, from 400% to 450% for Messrs. McFarland and Boltz given their critical role in driving Lowe's Total Home strategy and from 350% to 450% for Ms. Godbole given her critical role in driving the Company's technology transformation. The Compensation Committee approved a target award as a percentage of base salary of 450% upon Mr. Sink's promotion to Executive Vice President, Chief Financial Officer, effective April 30, 2022.

2022 Award Mix. For 2022, the Compensation Committee did not change the award mix and weightings from the prior year. The Compensation Committee believes the mix of equity award types reflects an appropriate balance between providing incentive compensation for the achievement of Company-specific performance measures (PSUs), increases in the market value of the common stock (stock options) and retention (RSAs).

2022 Target Value. The following table reflects the target value of long-term equity awarded to each NEO for 2022 as a percentage of base salary and in dollars.

Name	2022 Target Long-Term % of Base Salary[1]	Target Total Equity Award Value ($000s)[2]
Marvin R. Ellison	850%	$12,325
Brandon J. Sink	450%	$ 3,150[3]
Joseph M. McFarland III	450%	$ 3,760
William P. Boltz	450%	$ 3,654
Seemantini Godbole	450%	$ 3,385

(1) Base salary considered for long-term incentive plan purposes is as of April 1, 2022 for the NEOs other than Mr. Sink, and as of April 30, 2022 for Mr. Sink.

(2) Target total equity award values are rounded to the nearest thousand dollars.

(3) Mr. Sink's 2022 long-term equity awards consisted of (i) an annual award with a target total equity award value of $400,000, granted on April 1, 2022 prior to Mr. Sink's promotion and (ii) a special award with a pro-rated target total equity award value of $2,062,500, granted on June 15, 2022 following his promotion to Executive Vice President, Chief Financial Officer, consisting of 50% time-vested RSAs and 50% non-qualified stock options.

2022 PSU Performance Metrics. The Compensation Committee determined that the PSUs awarded in 2022 will be earned based on the Company's ROIC for the three-year performance period of fiscal years 2022 through 2024 and the relative TSR modifier.

ROIC is computed by dividing the Company's lease adjusted net operating profit after taxes for the year by the average of the Company's invested capital as of the beginning and end of the fiscal year. Invested capital for these purposes means the average of the current year and prior year ending debt and shareholders' (deficit)/equity. See Appendix A for our fiscal 2022 ROIC calculation. The return percentages for each fiscal year in the performance period are averaged to yield a ROIC measure for the three-year performance period. The Compensation Committee believes strong ROIC performance is aligned with creating long-term value for the Company's shareholders. Specifically, ROIC is a comprehensive long-term financial metric that incorporates both operating profit and balance sheet performance in the calculation, incenting management to generate sustained profitable growth over time. This metric also incentivizes the effective allocation of capital toward future growth investments.



The relative TSR modifier also helps align executive outcomes with the creation of long-term shareholder value by reducing payouts when the Company's TSR underperforms the S&P 500 Index and increasing payouts when the Company's TSR outperforms the S&P 500 Index, subject to a 200% cap on payouts.

The chart below illustrates how the relative TSR modifier expands the 2022 PSU performance award to range from 34% of target at threshold performance to 200% of target at maximum performance:

Target Number of PSUs Granted	X	ROIC Performance Level	Payout Percentage (% of Target Award)[1]	X	Lowe's 3-Year TSR Percentage Spread from S&P 500 Index	Modifier[1]	=	PSU Performance Level	Final Payout Opportunity (% of Target Award)[1]
		Maximum	150%		≥+20%	1.33x		Maximum	200%
		Target	100%		0%	1.00x		Target	100%
		Threshold	50%		≤ (20)%	0.67x		Threshold	34%
		<Threshold	0%					<Threshold	0%

(1)   Performance between discrete points will be interpolated; TSR modifier cannot be lower than 0.67x or higher than 1.33x; if ROIC is below threshold, there will be no payout.

2020 PSU Awards. The performance period for the PSUs awarded in 2020 (the "2020 PSUs") ended on February 3, 2023, the last day of the 2022 fiscal year. The 2020 PSUs were eligible to be earned based on the Company's average ROIC and relative TSR performance for fiscal years 2020 through 2022.

The Compensation Committee set the target ROIC performance level for the 2020 PSUs based on achievement of average ROIC goals over the performance period. Threshold, below target and maximum ROIC performance levels were set at 80%, 90% and 110%, respectively, as a percentage of the target performance level. Based on the performance levels set by the Compensation Committee, the Company's adjusted ROIC performance as determined by the Committee, and strong relative TSR performance during the performance period, 200% of the 2020 PSUs were earned and converted into shares of common stock. For purposes of determining the Company's ROIC performance and the number of PSUs earned, the Compensation Committee determined to exclude, consistent with its adjustment guidelines, the impact of (i) the $103 million increase in average invested capital driven by the loss on extinguishment of debt in 2020 from cash tender offers to purchase and retire an aggregate principal amount of $3 billion in outstanding notes (which would have reduced 3-year average ROIC by 0.077%) and (ii) the $2.4 billion impact on net operating profit after taxes and the $1.2 billion impact on average invested capital resulting from the Company's sale of its Canadian retail business in 2022 and associated costs (which would have reduced 3-year average ROIC by 2.65%). Both on a reported and as adjusted basis, ROIC exceeded the maximum performance level, resulting in a maximum payout based on TSR that was above maximum.

Performance Metric	Threshold	Below Target	Target	Maximum	2020–2022 Adjusted Performance	TSR Modifier	Performance Goal Achievement (% of Target)
ROIC	21.6%	24.3%	27.0%	29.7%	33.9%	1.33	200%

2022 Stock Option Awards. The Compensation Committee views options as performance-based incentive compensation as they provide no realizable value to recipients if our share price does not increase from the grant date. These awards promote the value-creating actions necessary to increase the market value of our common stock.

The number of options awarded is calculated based on the Black-Scholes option pricing model. The exercise price of stock options is set at 100% of the fair market value of our common stock on the date of grant. Stock options granted to our NEOs in 2022 vest ratably over a three-year period and have a ten-year term.

2022 RSAs. RSAs promote executive retention, stock ownership and alignment with shareholders' interests. The number of RSAs is determined based on the fair market value of our common stock as of the grant date. RSAs awarded to our NEOs in 2022 cliff vest after three years.



Former Chief Financial Officer Compensation

Mr. Denton served as the Company's Executive Vice President, Chief Financial Officer through April 30, 2022. Mr. Denton participated in the same compensation programs as the other NEOs through the date of his resignation, and his fiscal 2022 base salary, target annual and long-term incentive plan award percentages were the same as his fiscal 2021 compensation. Upon his resignation, Mr. Denton forfeited all unvested equity awards (including those granted in April 2022) and did not receive any severance payments or any payment under the annual incentive plan for fiscal 2022.

Benefit Restoration Plan

The Benefit Restoration Plan, adopted by the Company in August 2002, is intended to provide NEOs and other qualifying executives with benefits lost due to qualified plan limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code") that are equivalent to those received by all other employees under the Company's qualified retirement plans. The Company makes matching contributions to each executive officer's Benefit Restoration Plan account under the same matching contribution formula based on the executive's elective contribution to the 401(k) Plan, regardless of the Code limitations.

Severance Arrangements

The Compensation Committee approved an amended and restated severance plan for senior executives (the "Severance Plan") in May 2022, that covers all current NEOs other than Mr. Ellison. The terms of the Severance Plan are described on page 51. Mr. Ellison's severance entitlements are governed by his offer letter, the terms of which are described on page 51.

All NEOs are also parties to agreements that provide severance benefits in the context of a change-in-control of the Company (the "Change-in-Control Agreements"). The Change-in-Control Agreements are described beginning on page 50.

Perquisites

NEOs and other qualifying executives are eligible for an annual routine physical to assess overall health and to screen for chronic diseases, which helps protect the investment we make in these key individuals. Services are accessed through Novant, Atrium Health or Emory Health. In addition, these executives are eligible for a reimbursement of up to $12,000 for financial and tax planning services. NEOs and other qualifying executives are also eligible for individual disability insurance, which supplements the Company's long-term disability plan.

The Company owns and operates business aircraft to allow associates to safely and efficiently travel for business purposes and to allow limited personal travel for certain executives. The corporate aircraft allows executive officers to be far more productive than commercial flights since the corporate aircraft provides a confidential, safe and productive environment in which to conduct business. The personal usage of the corporate aircraft by the Chairman, President and Chief Executive Officer is currently capped at $200,000 of incremental cost per year. As set forth in the Summary Compensation Table on page 44, Mr. Ellison's personal usage of corporate aircraft in 2022 remained below the cap.

V. OTHER COMPENSATION POLICIES

Compensation Risk Assessment

Each November, the Compensation Committee performs a risk assessment of our compensation programs, which includes a targeted audit and analysis of the risk associated with the Company's executive compensation program conducted by the Compensation Committee's independent compensation consultant. In its annual review, the Compensation Committee considers the balance between pay components, measures of performance, magnitude of pay, pay caps, plan time horizons and overlapping performance cycles, program design and administration and other features that are designed to mitigate risk (e.g., stock ownership guidelines and clawback policy). Following its review, the Compensation Committee has determined that our compensation practices and policies do not incentivize inappropriate or excessive risk taking behavior by Company executives. Management and the Compensation Committee have determined that our compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company.

Stock Ownership Guidelines

The Compensation Committee strongly believes that executive officers should own appropriate amounts of common stock to align their interests with those of the Company's shareholders. Executives can acquire common stock through our 401(k) Plan, employee stock purchase plan and long-term incentive awards.

The Compensation Committee has adopted stock ownership and retention guidelines for all senior executives in the Company. The ownership targets under the current guidelines are as follows:

Position	Target Ownership (Multiple of Base Salary)
Chairman, President and Chief Executive Officer	6.0x
Executive Vice Presidents	4.0x
Senior Vice Presidents	2.0x



The Compensation Committee reviews compliance with the guidelines annually. The Company determines the number of shares of common stock required to be held by each senior officer by dividing the applicable salary multiple ownership requirement (expressed as a dollar amount) by the average closing price of the common stock for the preceding fiscal year. Shares of common stock are counted towards ownership as follows:

- All shares held or credited to a senior officer's accounts under the Lowe's 401(k), benefit restoration, deferred compensation and employee stock purchase plans;
- All shares owned directly by the senior officer and his or her immediate family members residing in the same household; and
- 100% of the number of shares of unvested RSAs.

Senior officers may not sell the net shares resulting from an RSA or PSU vesting event or stock option exercise until the ownership requirement has been satisfied.

All of our current NEOs are in compliance with the stock ownership guidelines.

Oversight of Stock Ownership, No Hedging or Pledging and Clawback of Incentive Compensation

The Compensation Committee has always supported transparent governance and compliance practices and protecting the interests of the Company's shareholders. To strengthen the Company's practices in these areas, the Company has (i) controls over transactions in the Company's securities and (ii) a policy to claw back incentive compensation in the event an executive officer engaged in fraud or intentional misconduct resulting in significant financial or reputational harm, or resulting in a significant restatement of the Company's financial results.

The Company prohibits all its associates, officers and directors from:

- Using common stock as collateral for any purpose, including in a margin account;
- Engaging in short sales of common stock;
- Engaging in any transaction involving the use of a financial instrument (including forward sale contracts, futures, equity swaps, puts, calls, collars and certain

exchange funds) or other investment designed to hedge or offset any decrease in the market value of the Company's securities or to leverage the potential return of a predicted price movement (up or down) in the Company's securities; or

- Entering standing purchase or sell orders for common stock except for a brief period of time during open window trading periods.

The above prohibitions apply to all shares of common stock held directly or indirectly or granted as part of any associate's, officer's or director's compensation.

Trading in common stock, including stock held in an account under the Lowe's 401(k) Plan, by an executive and the executive's immediate family members who reside with the executive or whose transactions are subject to the executive's influence or control, is limited to open window trading periods designated by the Company's General Counsel. In addition, all transactions by an executive involving common stock must be pre-cleared by the General Counsel.

The clawback policy, which was expanded in January 2020 to cover material financial or reputational harm, is a part of the Company's Corporate Governance Guidelines. The policy provides the Board the right to recover for the benefit of the Company any portion of incentive compensation that was provided to any executive officer (whether or not such compensation has already been paid or vested), if the Board, in its sole discretion, determines that (i) the incentive compensation was based on the Company having met or exceeded specific performance targets that were satisfied due to the executive officer engaging in fraud or intentional misconduct, including, but not limited to, conduct resulting in a significant restatement of the Company's financial results or (ii) the executive officer engaged in any intentional misconduct that results in significant financial or reputational harm to the Company. The clawback policy defines "incentive compensation" to mean any compensation provided under the Company's annual or long-term incentive plans. We intend to update or supplement our clawback policy as necessary to comply with listing standards adopted by the New York Stock Exchange implementing the SEC's recently finalized Exchange Act Rule 10-D-1.

VI. COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management of the Company. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2023.

Raul Alvarez, Chair
David H. Batchelder
Scott H. Baxter
Daniel J. Heinrich



Compensation Tables

Summary Compensation Table

This table shows the base salary, annual incentive compensation and all other compensation paid to the NEOs. The table also shows the grant date fair value of the stock and option awards made to the NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1][2]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4][5]	Total ($)
Marvin R. Ellison Chairman, President and Chief Executive Officer	2022	1,450,000	—	9,172,764	3,099,490	3,707,360	42,391	17,472,005
	2021	1,450,000	—	8,248,835	2,595,136	5,503,040	74,704	17,871,716
	2020	1,450,000	—	13,532,435	2,233,797	5,800,000	59,649	23,075,881
Brandon J. Sink Executive Vice President, Chief Financial Officer	2022	620,868	—	1,329,324	1,119,902	764,133	75,605	3,909,833
Joseph M. McFarland III Executive Vice President, Stores	2022	832,291	—	2,798,505	945,602	1,064,000	33,903	5,674,302
	2021	807,000	—	2,581,966	812,263	1,531,363	4,893	5,737,487
	2020	775,962	—	4,734,560	781,514	1,551,923	2,400	7,846,359
William P. Boltz Executive Vice President, Merchandising	2022	806,789	—	2,719,575	918,946	1,031,399	96,792	5,573,501
	2021	769,202	—	2,461,012	774,208	1,459,638	129,371	5,593,431
	2020	739,663	—	4,512,954	744,940	1,479,327	76,674	7,553,557
Seemantini Godbole Executive Vice President, Chief Digital and Information Officer	2022	745,702	—	2,519,539	851,263	953,305	96,224	5,166,033
	2021	699,365	—	1,958,094	616,013	1,327,116	108,387	4,708,975
	2020	672,500	—	3,077,393	507,981	1,345,000	100,414	5,703,288
David M. Denton Former Executive Vice President, Chief Financial Officer	2022	238,654	—	3,223,482	1,089,199	—	2,567	4,553,902
	2021	959,856	—	3,445,939	1,084,072	2,276,778	12,556	7,779,201
	2020	941,010	—	6,442,980	1,063,554	2,352,524	12,000	10,812,068

(1) The value of the stock and option awards presented in the table equals the grant date fair value of the awards for financial reporting purposes (excluding the effect of estimated forfeitures) computed in accordance with FASB ASC Topic 718. For financial reporting purposes, the Company determines the fair value of a stock or option award accounted for as an equity award on the grant date. The Company recognizes an expense for a stock or option award over the vesting period of the award. PSUs are expensed over the vesting period based on the probability of achieving the performance goal, with changes in expectations recognized as an adjustment in the period of the change. NEOs receive dividends on unvested shares of time-vested RSAs during the vesting period. Dividends are not paid or accrued on unearned PSUs. The right to receive dividends has been factored into the determination of the fair values used in the amounts presented above.

The assumptions used to calculate the April grant date fair value of the option awards granted in fiscal 2022 for Mr. Ellison, Mr. McFarland, Mr. Boltz, Ms. Godbole and Mr. Denton are as follows: expected volatility of 30.16%, expected dividend yield of 1.65%, an assumed risk-free interest rate of 2.50% and expected term of seven years. For Mr. Sink's April 2022 grant, which was made prior to his promotion to Executive Vice President, Chief Financial Officer, and had an expected term of six years, the assumptions are an expected volatility of 31.25%, expected dividend yield of 1.66% and an assumed risk-free interest rate of 2.53%. Mr. Sink was awarded an additional option on June 15, 2022 and the assumptions used to calculate the grant date fair value of this additional award are as follows: expected volatility of 30.56%, expected dividend yield of 1.67%, an assumed risk-free interest rate of 3.39% and expected term of seven years. See Note 11, "Share-Based Payments," to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended February 3, 2023 for additional information about the Company's accounting for share-based compensation arrangements, including the assumptions used in calculating the grant date fair values.

(2) The amounts reported in this column include the sum of the grant date fair values of PSUs and RSAs. The 2022 PSUs will be earned based on the Company's achievement of a three-year average ROIC goal and a relative TSR modifier. The PSUs are accounted for as equity awards. The 2022 stock award amounts include the following grant date fair values of the PSUs: Mr. Ellison — $6,091,427; Mr. Sink — $197,859; Mr. McFarland — $1,858,357; Mr. Boltz — $1,805,942; Ms. Godbole — $1,673,102; and Mr. Denton — $2,140,642. The grant date fair values of the PSUs, assuming the maximum number of shares would be earned at the end of the three-year performance period, would have been: Mr. Ellison — $12,182,854; Mr. Sink — $395,719; Mr. McFarland — $3,716,715; Mr. Boltz — $3,611,883; Ms. Godbole — $3,346,204; and Mr. Denton — $4,281,284.



(3) The amounts shown in this column reflect payments made under the Company's annual incentive plan, which paid out at 127.84% for NEOs based on performance achievement described in more detail on page 39.

(4) The amount shown in this column for Ms. Godbole for 2020 also reflects reimbursement for financial planning from the prior year.

(5) Company matching contributions to qualified and non-qualified deferred compensation plans and perquisites for the 2022 fiscal year are shown below:

| Name | Company Matching Contributions to: | | Personal Use of Corporate Aircraft ($) | Other ($) | Total ($) |
	401(k) Plan ($)	Benefit Restoration Plan ($)			
Mr. Ellison	—	—	33,225	9,165	42,391
Mr. Sink	11,430	47,098	—	17,077	75,605
Mr. McFarland III	—	—	24,107	9,796	33,903
Mr. Boltz	11,762	66,325	6,666	12,039	96,792
Ms. Godbole	11,894	59,039	5,434	19,857	96,224
Mr. Denton	—	—	—	2,567	2,567

"Other" perquisites and benefits include, in addition to the amounts for personal use of corporate aircraft itemized above, tax and financial planning services, Company-encouraged physical examinations, individual disability insurance, and corporate recognition gifts and awards and associated tax gross-ups of less than $100. All amounts presented above, other than the amount for personal use of corporate aircraft, equal the actual cost to the Company of the particular benefit or perquisite provided. The amount presented for personal use of corporate aircraft is equal to the incremental cost to the Company of such use. Incremental cost includes fuel, landing and ramp fees and other variable costs directly attributable to personal use. Incremental cost does not include an allocable share of the fixed costs associated with the Company's ownership of the aircraft.



Grants of Plan-Based Awards

This table presents the potential annual incentive awards the NEOs were eligible to earn in fiscal 2022, as well as the stock options, RSAs and PSUs awarded to the NEOs in fiscal 2022 and the grant date fair value of those awards.

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
Mr. Ellison												
Annual Incentive			725,000	2,900,000	5,800,000							
PSUs	4/1/2022	3/18/2022				10,352	30,448	60,896				6,091,427
Options	4/1/2022	3/18/2022								51,976	202.40	3,099,490
RSAs	4/1/2022	3/18/2022							15,224			3,081,338
Mr. Sink												
Annual Incentive			166,788	597,726	1,195,453							
PSUs	4/1/2022	3/18/2022				336	989	1,978				197,859
Options	4/1/2022	3/18/2022								1,740	202.40	100,883
Options	6/15/2022	4/7/2022								18,009	179.01	1,019,019
RSAs	4/1/2022	3/18/2022							495			100,188
RSAs	6/15/2022	4/7/2022							5,761			1,031,277
Mr. McFarland III												
Annual Incentive			208,073	832,291	1,664,581							
PSUs	4/1/2022	3/18/2022				3,158	9,289	18,578				1,858,357
Options	4/1/2022	3/18/2022								15,857	202.40	945,602
RSAs	4/1/2022	3/18/2022							4,645			940,148
Mr. Boltz												
Annual Incentive			201,697	806,789	1,613,577							
PSUs	4/1/2022	3/18/2022				3,069	9,027	18,054				1,805,942
Options	4/1/2022	3/18/2022								15,410	202.40	918,946
RSAs	4/1/2022	3/18/2022							4,514			913,634
Ms. Godbole												
Annual Incentive			186,425	745,702	1,491,404							
PSUs	4/1/2022	3/18/2022				2,843	8,363	16,726				1,673,102
Options	4/1/2022	3/18/2022								14,275	202.40	851,263
RSAs	4/1/2022	3/18/2022							4,182			846,437
Mr. Denton												
Annual Incentive			—	—	—							
PSUs	4/1/2022	3/18/2022				3,638	10,700	21,400				2,140,642
Options	4/1/2022	3/18/2022								18,265	202.40	1,089,199
RSAs	4/1/2022	3/18/2022							5,350			1,082,840

(1) The NEOs are eligible to earn annual incentive compensation under the Company's annual incentive plan for each fiscal year based on the Company's achievement of one or more performance measures established at the beginning of the fiscal year by the Compensation Committee. For the 2022 fiscal year ended February 3, 2023, the performance measures selected by the Compensation Committee were the Company's sales (weighted 40%), operating income (weighted 40%), inventory turnover (weighted 10%) and Pro sales growth (weighted 10%). The performance levels for the performance measures, the Company's actual performance and the amounts earned by the NEOs for the 2022 fiscal year are shown on page 39. The annual incentive amounts actually earned by the NEOs for the 2022 fiscal year are also reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 44. Mr. Sink's estimated payouts are pro-rated for his time both prior to and following his promotion to Executive Vice President, Chief Financial Officer, effective April 30, 2022.



(2) The PSUs reported in this column are earned based on the Company's average ROIC over a three-year performance period and a relative TSR modifier. No dividends will accrue or be paid on the PSUs during the three-year performance period. The terms of the PSUs are described in more detail beginning on page 40.

(3) The time-vested RSAs vest on the third anniversary of the grant date or, if earlier, the date the NEO terminates employment due to death or disability. For the NEOs who meet the retirement provisions of the applicable RSA grant agreements, their awards will vest upon retirement, but will not be transferred to the NEO until the original vesting date of the award. Retirement for this purpose is defined as the voluntary termination of employment with the approval of the Board at least six months after the grant date and on or after the date the NEO has satisfied an age and service requirement, provided the NEO has given the Board advance notice of such retirement. Messrs. Ellison, Sink, McFarland and Boltz and Ms. Godbole will satisfy the age and service requirement for retirement once their age in addition to years of service equals at least 70, provided the NEO is at least 55 years old. The NEOs receive cash dividends paid with respect to the RSA shares during the vesting period on the same terms as the other shareholders of the Company.

(4) All options have a 10-year term and an exercise price equal to the closing price of the common stock on the grant date. The options vest in three annual installments on each of the first three anniversaries of the grant date or, if earlier, the date the NEO terminates employment due to death or disability. The options granted to the NEOs will become exercisable in the event of retirement, as defined in the applicable grant agreement, in accordance with the original three-year vesting schedule and remain exercisable until their expiration dates.

(5) Amounts represent the grant date fair value of awards granted in fiscal 2022 for financial reporting purposes (excluding the effect of estimated forfeitures) computed in accordance with FASB ASC Topic 718. The assumptions used to calculate the April grant date fair value of the option awards granted in fiscal 2022 for Mr. Ellison, Mr. McFarland, Mr. Boltz, Ms. Godbole and Mr. Denton are as follows: expected volatility of 30.16%, expected dividend yield of 1.65%, an assumed risk-free interest rate of 2.50% and expected term of seven years. For Mr. Sink's April 2022 grant, which was made prior to his promotion to Executive Vice President, Chief Financial Officer, and had an expected term of six years, the assumptions are an expected volatility of 31.25%, expected dividend yield of 1.66%, an assumed risk-free interest rate of 2.53%. Mr. Sink was awarded an additional option on June 15, 2022 and the assumptions used to calculate the grant date fair value of this additional award are as follows: expected volatility of 30.56%, expected dividend yield of 1.67%, an assumed risk-free interest rate of 3.39% and expected term of seven years. The assumptions made in the valuation of the PSU awards are set forth in Note 11, "Share-Based Payments," to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended February 3, 2023. The valuation of the time-vested RSAs is based on the closing price of our common stock on the grant date.



Outstanding Equity Awards at Fiscal Year-End

This table presents information about unearned or unvested stock and option awards held by the NEOs on February 3, 2023.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Ellison	166,240	—	94.87	7/2/2028	56,496	12,201,441	210,753	45,516,325
	82,460	—	108.93	4/1/2029				
	80,010	40,004[4]	80.42	4/1/2030				
	17,231	34,460[5]	191.32	4/1/2031				
	—	51,976[6]	202.40	4/1/2032				
Mr. Sink	733	—	108.93	4/1/2029	8,576	1,852,159	7,043	1,521,077
	2,395	—	102.20	7/1/2029				
	2,769	1,384[4]	80.42	4/1/2030				
	600	1,198[5]	191.32	4/1/2031				
	—	1,740[6]	202.40	4/1/2032				
	—	18,009[7]	179.01	6/15/2032				
Mr. McFarland III	43,810	—	114.07	10/1/2028	18,586	4,014,018	69,691	15,051,165
	30,190	—	108.93	4/1/2029				
	27,992	13,996[4]	80.42	4/1/2030				
	5,393	10,786[5]	191.32	4/1/2031				
	—	15,857[6]	202.40	4/1/2032				
Mr. Boltz	—	13,341[4]	80.42	4/1/2030	17,802	3,844,698	66,688	14,402,607
	5,141	10,280[5]	191.32	4/1/2031				
	—	15,410[6]	202.40	4/1/2032				
Ms. Godbole	7,616	—	92.27	1/2/2029	13,703	2,959,437	50,624	10,933,265
	18,570	—	108.93	4/1/2029				
	18,195	9,097[4]	80.42	4/1/2030				
	4,090	8,180[5]	191.32	4/1/2031				
	—	14,275[6]	202.40	4/1/2032				
Mr. Denton[8]	—	—	—	—	—	—	—	—

(1) The unvested RSAs vest as follows:

	3/9/2023	4/1/2023	4/1/2024	4/1/2025	6/15/2025	Total
Mr. Ellison	—	27,724	13,548	15,224	—	56,496
Mr. Sink	929	933	458	495	5,761	8,576
Mr. McFarland III	—	9,700	4,241	4,645	—	18,586
Mr. Boltz	—	9,246	4,042	4,514	—	17,802
Ms. Godbole	—	6,305	3,216	4,182	—	13,703

(2) Amount is based on the closing market price of the Company's common stock on February 3, 2023 of $215.97.

(3) The number of unearned PSUs in this column is calculated in accordance with SEC requirements and equals (i) the maximum number of PSUs that may be earned based on the Company's ROIC during the 2020 through 2023 fiscal year periods after applying the maximum relative TSR modifier and (ii) the maximum number of PSUs that may be earned based on the Company's ROIC during the 2022 through 2024 fiscal year periods after applying the target relative TSR modifier. No dividends are paid or accrued on unearned PSUs.

(4) These options vest in one annual installment on April 1, 2023.



(5)   These options vest in two annual installments on April 1, 2023 and April 1, 2024.

(6)   These options vest in three annual installments on April 1, 2023, April 1, 2024 and April 1, 2025.

(7)   These options vest in three annual installments on June 15, 2023, June 15, 2024 and June 15, 2025.

(8)   Mr. Denton served as the Company's Executive Vice President, Chief Financial Officer through April 30, 2022. Mr. Denton forfeited all unvested equity awards (including those granted in April 2022).

Option Exercises and Stock Vested at Fiscal Year-End

This table presents information about stock options exercised by the NEOs and the number and the value of the NEOs' stock awards that vested during the 2022 fiscal year.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Ellison	—	—	94,020	19,029,648
Mr. Sink	—	—	4,176	848,098
Mr. McFarland III	—	—	34,430	6,968,632
Mr. Boltz	83,632	9,377,109	32,820	6,642,768
Ms. Godbole	—	—	30,300	5,999,513
Mr. Denton	127,892	11,178,411	47,770	9,668,648

Non-Qualified Deferred Compensation

The Company sponsors two non-qualified deferred compensation plans for the benefit of senior management employees: the Benefit Restoration Plan (the "BRP") and the Cash Deferral Plan (the "CDP").

Benefit Restoration Plan

The BRP allows a senior management employee to defer receipt of the difference between (i) 6% of the sum of base salary and annual incentive plan compensation and (ii) the amount the employee is allowed to contribute to the Company's tax-qualified 401(k) Plan. The deferred amounts are credited to the employee's BRP account. The Company makes matching contributions to the employee's BRP account under the same matching contribution formula that applies to employee contributions to the 401(k) Plan. An employee's account under the BRP is deemed to be invested in accordance with the employee's election in one or more of the investment options available under the 401(k) Plan, except an employee may not elect to have any amounts deferred under the BRP after February 1, 2003 be deemed to be invested in common stock. An employee may elect to change the investment of the employee's BRP account as frequently as each business day. An employee's account under the BRP is paid to the

employee in cash within 90 days of a Section 409A "separation from service", unless later distribution is required for a "specified employee" under Code Section 409.

Cash Deferral Plan

The CDP allows a senior management employee to elect to defer receipt of up to 80% of his or her base salary, annual incentive plan compensation and certain other bonuses. The deferred amounts are credited to the employee's CDP account. The Company does not make any contributions to the CDP. An employee's CDP account is deemed to be invested in accordance with the employee's election in one or more of the investment options available under the 401(k) Plan, except an employee may not elect to have any amounts deferred under the CDP be deemed to be invested in common stock. An employee may elect to change the investment of the employee's CDP account as frequently as each business day. An employee's account under the CDP is paid within 90 days of a Section 409A "separation from service", unless later distribution is required for a "specified employee" under Code Section 409A. In addition, an employee may elect to have a portion of the employee's deferrals segregated into a separate sub-account that is paid at a date elected by the employee so long as the date is at least five years from the date of the employee's deferral election.



The following table presents information about the amounts deferred by the NEOs under the Company's two deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Company Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Mr. Ellison	BRP	—	—	—	—	—
	CDP	—	—	—	—	—
Mr. Sink	BRP	63,139	47,098	(3,697)	—	258,777
	CDP	413,140	—	2,275	—	507,320
Mr. McFarland III	BRP	—	—	—	—	—
	CDP	—	—	—	—	—
Mr. Boltz	BRP	88,120	66,325	(13,965)	—	459,069
	CDP	—	—	—	—	—
Ms. Godbole	BRP	79,996	59,039	(24,610)	—	515,225
	CDP	869,478	—	(40,606)	—	1,911,797
Mr. Denton	BRP	—	—	—	—	—
	CDP	—	—	—	—	—

(1) The amounts presented in this column are elective deferrals made by the NEOs from base salary paid during the 2022 fiscal year and annual incentive awards paid to the NEOs in March 2023 for the 2022 fiscal year. Of the amounts presented in this column, the following amounts have been reported in the "Salary" column for 2022 of the Summary Compensation Table of this Proxy Statement: Mr. Sink – $17,291, Mr. Boltz – $26,237 and Ms. Godbole – $22,798.

(2) The amounts presented in this column are matching contributions made by the Company with respect to deferrals from base salary paid to the NEOs during the 2022 fiscal year and annual incentive awards paid to the NEOs in March 2023 for the 2022 fiscal year.

(3) None of the earnings credited under the two deferred compensation plans are considered above-market earnings under the proxy statement disclosure rules of the SEC. Accordingly, none of the amounts presented in this column have been included in the Summary Compensation Table or the proxy statement for any previous annual meeting.

(4) Of the amounts presented in this column, the following amounts have been reported in the Summary Compensation Table of the Company's proxy statements for all prior years starting with 2006 when the compensation disclosure rules were revised to include the current form of the Summary Compensation Table: Mr. Boltz – $153,033 under the BRP and Ms. Godbole – $214,246 under the BRP.

Potential Payments Upon Termination or Change-in-Control

The Company has entered into Change-in-Control Agreements with each of the current NEOs and certain other senior officers of the Company. The agreements provide for certain benefits if the Company experiences a change-in-control followed by termination of the executive's employment within 24 months following such change-in-control:

- By the Company's successor without Cause, which means continued and willful failure to perform duties or conduct demonstrably and materially injurious to the Company or its affiliates; or

- By the executive for Good Reason, including a downgrading of the executive's position or duties or a change in compensation or geographic work location.



The following describes the material provisions of the Change-in-Control Agreements that we have entered into with our NEOs. All of the agreements automatically expire on the second anniversary of a change-in-control notwithstanding the length of the terms remaining on the date of the change-in-control.

Accrued Obligations	The NEO receives the sum of (1) the NEO's annual base salary through date of separation and (2) any accrued vacation pay to the extent not paid.
Severance Benefit	The NEO receives 2.99 times the sum of the present value of the NEO's annual base salary, annual incentive compensation (as calculated pursuant to the agreement) and welfare insurance costs.
No Tax Gross-Up	There are no effective provisions for an excise tax gross-up. Instead, change-in-control payments will be subject to a provision, whereby the NEO will receive either the original amount of the payment or a reduced amount, depending on which amount will provide them a greater after-tax benefit.
Legal Fees	All legal fees and expenses reasonably incurred by the NEO in enforcing the agreement will be paid by the Company.
Restrictive Covenants	The Change-in-Control Agreements include restrictive covenants including, but not limited to, a covenant not to compete against the Company for the longer of (a) two years following termination of employment and (b) the period from the termination of employment through the last date of vesting for any non-vested equity awards held by the NEO and a covenant not to solicit Company employees or customers for two years following termination of employment.

The Company's Long Term Incentive Plan provides that, if within one year after a change-in-control, an executive's employment is terminated by the Company without Cause or by the executive for Good Reason (as defined in the Change-in-Control Agreement), then all outstanding stock options will become fully exercisable and all outstanding RSAs will become fully vested. In the event of a change-in-control of the Company, the performance periods for all outstanding PSUs will terminate as of the end of the fiscal quarter preceding the change-in-control and the PSUs will be earned based on Company performance through such date. Under the terms of stock option, RSA and PSU award agreements, the executive is subject to a covenant not to compete against the Company for 24 months following termination of employment and, in the event of a breach, will forfeit awards or be required to repay the Company certain amounts with respect to awards.

Executive Vice Presidents covered by the Severance Plan who experience a Qualified Termination (as defined in the Severance Plan) are, subject to the terms of the Severance Plan, eligible to receive a benefit consisting of (i) cash severance equal to two times the sum of their annual base salary and target annual bonus to be paid in installments over 24 months in accordance with the

Company's normal payroll practices, (ii) continued participation in the employee health care plan maintained by the Company upon the same terms and conditions in effect for active employees until the earlier of the 12-month anniversary of the termination date or the date the Executive Vice President becomes covered under another employer's health care plan and (iii) up to one year of Company-paid outplacement services. Payments made pursuant to the Severance Plan shall be reduced, in whole or in part, by all compensation received by or payable to the Executive Vice President for services rendered in any capacity to any third party during the severance period, with the exception of any compensation received for service on a board of directors or similar arrangement that existed on the termination date.

In the event Mr. Ellison's employment with the Company is terminated involuntarily other than for Cause (as defined in his offer letter), and subject to the terms of his offer letter, Mr. Ellison is entitled to receive severance payments equal to two times the sum of his annual base salary and target annual bonus to be paid over 24 months in accordance with the Company's normal payroll practices.



The following table shows the amounts payable to the NEOs in the event their employment terminated at the end of the 2022 fiscal year due to their resignation, death, disability or retirement and the amounts payable under the Severance Plan, the Change-in-Control Agreements and the Long Term Incentive Plan if a change-in-control of the Company had occurred at the end of the 2022 fiscal year and/or the NEOs' employment was terminated by the Company without Cause or by the NEO for Good Reason (in each case, as defined in the Change-in-Control Agreements) on February 3, 2023.

Name and Benefit	Voluntary Resignation ($)	Death ($)	Disability ($)	Retirement ($)[1]	Qualified Termination ($)[2]	Change-in-Control ($)	Change-in-Control and Qualifying Termination ($)
Mr. Ellison							
Severance[3]	—	—	—	—	8,700,000	—	19,228,084
Stock Options[4]	—	6,977,296	6,977,296	—	—	—	6,977,296
Restricted Stock Awards[4]	—	12,201,441	12,201,441	—	—	—	12,201,441
Performance Share Units[5]	—	43,091,414	43,091,414	—	—	43,091,414	43,091,414
Welfare Benefits[6]	—	—	—	—	—	—	87,500
Parachute Payments Reduced[7]	—	—	—	—	—	—	(9,848,375)
Total	—	62,270,151	62,270,151	—	8,700,000	43,091,414	71,737,360
Mr. Sink							
Severance[3]	—	—	—	—	2,800,000	—	3,875,079
Stock Options[4]	—	906,356	906,356	—	—	—	906,356
Restricted Stock Awards[4]	—	1,852,159	1,852,159	—	—	—	1,852,159
Performance Share Units[5]	—	1,441,168	1,441,168	—	—	1,441,168	1,441,168
Welfare Benefits[6]	—	—	—	—	16,614	—	70,094
Total	—	4,199,683	4,199,683	—	2,816,614	1,441,168	8,144,856
Mr. McFarland III							
Severance[3]	—	—	—	—	3,342,000	—	6,548,297
Stock Options[4]	—	2,378,212	2,378,212	—	—	—	2,378,212
Restricted Stock Awards[4]	—	4,014,018	4,014,018	—	—	—	4,014,018
Performance Share Units[5]	—	14,303,045	14,303,045	—	—	14,303,045	14,303,045
Welfare Benefits[6]	—	—	—	—	16,090	—	88,005
Parachute Payments Reduced[7]	—	—	—	—	—	—	(2,737,549)
Total	—	20,695,276	20,695,276	—	3,358,090	14,303,045	24,594,029
Mr. Boltz							
Severance[3]	—	—	—	—	3,247,600	—	6,284,652
Stock Options[4]	—	2,270,888	2,270,888	—	—	—	2,270,888
Restricted Stock Awards[4]	—	3,844,698	3,844,698	—	—	—	3,844,698
Performance Share Units[5]	—	13,681,915	13,681,915	—	—	13,681,915	13,681,915
Welfare Benefits[6]	—	—	—	—	16,090	—	91,865
Total	—	19,797,502	19,797,502	—	3,263,690	13,681,915	26,174,018
Ms. Godbole							
Severance[3]	—	—	—	—	3,008,800	—	5,752,909
Stock Options[4]	—	1,628,447	1,628,447	—	—	—	1,628,447
Restricted Stock Awards[4]	—	2,959,437	2,959,437	—	—	—	2,959,437
Performance Share Units[5]	—	10,306,952	10,306,952	—	—	10,306,952	10,306,952
Welfare Benefits[6]	—	—	—	—	16,614	—	79,967
Parachute Payments Reduced[7]	—	—	—	—	—	—	(2,508,999)
Total	—	14,894,836	14,894,836	—	3,025,414	10,306,952	18,218,713
Mr. Denton[8]							
Severance[3]	—	—	—	—	—	—	—
Stock Options[4]	—	—	—	—	—	—	—
Restricted Stock Awards[4]	—	—	—	—	—	—	—
Performance Share Units[5]	—	—	—	—	—	—	—
Welfare Benefits[6]	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—



(1) No NEOs were eligible for retirement as of the end of the fiscal year 2022.

(2) The Board-approved Severance Plan described in more detail on page 51, covers all NEOs below the CEO. Mr. Ellison's severance entitlements are governed by his offer letter, described in more detail on page 51. For Mr. Ellison, this represents an involuntary termination of employment other than for Cause (as defined in his offer letter) and for each other NEO this represents a Qualified Termination under the Severance Plan.

(3) The amounts presented are payable as follows: (i) in the case of a Qualified Termination, in equal installments in accordance with the Company's payroll practices for 24 months; and (ii) in the case of a Change-in-Control and Qualified Termination, in cash in a lump sum.

(4) The amounts presented for the stock options and RSAs are equal to the values of the unvested in-the-money stock options and the restricted shares that would become vested based on the closing market price of the common stock on February 3, 2023 of $215.97.

(5) The amounts presented for the PSUs are the value for the 2020, 2021 and 2022 PSU awards that would be earned assuming estimated performance through February 3, 2023 and based on the closing market price of the common stock on February 3, 2023 of $215.97.

(6) The costs for Welfare Benefits include the Company costs for continuing coverage in the case of a Qualified Termination over a period of 12 months, as well as the Company costs for outplacement of all NEOs except Mr. Ellison. In the case of a Change-in-Control and Qualified Termination, these amounts include costs to the Company and to the NEO and would be paid as a cash lump sum. Welfare Benefits costs in the case of death and disability are consistent with Company offerings for all employees.

(7) Parachute Payments Reduced represents the estimated amount by which the payments and benefits that would have been payable to Mr. Ellison, Mr. McFarland and Ms. Godbole would be reduced under the Change-in-Control Agreements or other plans in order to bring all applicable payments and benefits of such NEOs below the safe harbor limit for payments contingent on a change-in-control set forth in Code Section 280G.

(8) Mr. Denton served as the Company's Executive Vice President, Chief Financial Officer through April 30, 2022. Mr. Denton forfeited all unvested equity awards (including those granted in April 2022) and did not receive any severance payments or any payment under the annual incentive plan for fiscal 2022.



CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K ("Annual Total Compensation"), of our median-paid associate and the Annual Total Compensation of our Chairman, President and Chief Executive Officer, Marvin R. Ellison.

- For 2022, the Annual Total Compensation for Mr. Ellison, as reported in the Summary Compensation Table on page 44, was $17,472,005.

- The Annual Total Compensation for 2022 for our median-paid associate, excluding Mr. Ellison, was $29,584.

- Based on this information, for fiscal 2022, the ratio of the Annual Total Compensation of Mr. Ellison to the Annual Total Compensation of our median associate, a full-time hourly employee, was 591 to 1.

The SEC rules for identifying the median-compensated associate and calculating the pay ratio based on that associate's Annual Total Compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and employment and compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employee populations and employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify our median-compensated associate for 2022, in accordance with SEC rules we used the following methodology, material assumptions, adjustments and estimates:

- We determined our employee population as of December 31, 2022, which was within the last three months of fiscal 2022 as required by the SEC rules. As of this date, we employed a total of approximately 328,000 associates, including those employed on a full-time, part-time or temporary basis, of which approximately 27,000 were employed outside of the United States, including associates from our Canadian retail business, which was sold on February 3, 2023. In calculating the pay ratio we excluded, under the de minimis exception to the pay ratio rule, all of our approximately 4,200 associates who reside outside of the United States and Canada, or 1.3% of our total global workforce.

- We compared 2022 W-2 wages (or the equivalent for our Canadian associates, converted into U.S. dollars using the applicable currency conversion rate as of December 31, 2022) of our employee population, annualizing pay for newly hired, non-seasonal associates, as our consistently applied compensation measure (the "Estimated Compensation"). Based on the Estimated Compensation of each associate, we then identified the median-compensated associate.

- We then calculated the Annual Total Compensation of the median-compensated associate using the same methodology used for calculating Mr. Ellison's Annual Total Compensation.



Pay Versus Performance Table

The following table provides a summary of compensation actually paid, as defined under SEC rules, to the principal executive officer (the "CEO"), the average compensation actually paid to the other non-CEO NEOs (the "Other NEOs"), cumulative TSR for both the Company and the Pay Versus Performance Table peer group (the S&P Retailing Industry Group Index, consistent with Item 201(e) of Regulation S-K), net income and the Company-selected financial measure of operating income (as adjusted) for fiscal 2022, 2021 and 2020.

Year	Summary Compensation Table Total for CEO ($) (1)	Compensation Actually Paid to CEO ($) (2)	Average Summary Compensation Table Total for Other NEOs ($) (3)	Average Compensation Actually Paid to Other NEOs ($) (4)	Value of Initial Fixed $100 Investment Based on: TSR ($) (5)	Peer Group TSR ($) (6)	Net Income ($ in millions)	Company-Selected Financial Measure: Operating Income (as adjusted) ($ in millions) (7)
2022	17,472,005	13,650,690	4,975,514	(2,118,508)	195.43	126.69	6,437	12,660
2021	17,871,716	61,282,315	5,954,773	21,264,668	208.44	149.72	8,442	12,093
2020	23,075,881	49,750,173	8,196,572	16,505,885	145.94	141.39	5,835	9,647

(1) Mr. Ellison has served as CEO for all years reported. The amount in this column is "Total" compensation for the CEO as reported in the Summary Compensation Table for the applicable fiscal year.

(2) Compensation actually paid to the CEO is defined by the SEC to include not only actual take-home pay for the reported year, but also includes changes in the accounting fair value of vested and unvested equity awards. The equity-related values of compensation actually paid do not reflect the actual amount earned or realized upon exercise and/or sale by the NEOs. For outstanding PSU awards, fair value was calculated using a Monte-Carlo simulation, reflective of trending performance through fiscal year-end. For options, fair value was calculated using the Black-Scholes option-pricing model. Changes in option fair values subsequent to the date of grant are based on, as of each measurement date, updated (i) stock price and (ii) assumptions (i.e., expected term, expected volatility, dividend yield and risk-free interest rate). The determination of the equity-related component for compensation actually paid for each fiscal year is further detailed in the CEO Compensation Actually Paid table below.

CEO Compensation Actually Paid	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table — Total Compensation	17,472,005	17,871,716	23,075,881
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(12,272,254)	(10,843,972)	(15,766,232)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year (a)	17,093,290	18,524,588	27,998,988
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(3,843,140)	31,130,480	13,696,970
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(5,011,107)	4,377,882	539,733
+ Dividends Paid During Fiscal Year on Unvested Stock Awards	211,896	221,621	204,833
= CEO Compensation Actually Paid (b)	13,650,690	61,282,315	49,750,173

(a) None of the awards granted during the reported year vested in the year of grant.
(b) The CEO was not eligible for any pension benefits.

(3) The amount reported in this column is the average of "Total" compensation for the Other NEOs, as reported in the Summary Compensation Table for the applicable fiscal year. The Other NEOs for 2022 are Mr. Denton (who resigned as the Company's Executive Vice President, Chief Financial Officer, effective April 30, 2022), Mr. Sink (who replaced Mr. Denton as Executive Vice President, Chief Financial Officer, effective April 30, 2022), Mr. McFarland, Mr. Boltz and Ms. Godbole; for 2021 were Mr. Denton, Mr. McFarland, Mr. Boltz and Ms. Godbole; and for 2020 were Mr. Denton, Mr. McFarland, Mr. Boltz and Ms. Thalberg.



(4) For 2022, compensation actually paid reflects the forfeiture of all outstanding, unvested stock awards for Mr. Denton, who resigned as the Company's Executive Vice President, Chief Financial Officer, effective April 30, 2022, which resulted in a negative value that was significantly larger than the compensation actually paid in 2022 attributable to Mr. Sink, who replaced Mr. Denton as Executive Vice President, Chief Financial Officer, effective April 30, 2022. For outstanding PSU awards, fair value was calculated using a Monte-Carlo simulation, reflective of trending performance through fiscal year-end. For options, fair value was calculated using the Black-Scholes option-pricing model. Changes in option fair values subsequent to the date of grant are based on, as of each measurement date, updated (i) stock price and (ii) assumptions (i.e., expected term, expected volatility, dividend yield and risk-free interest rate). The determination of the equity-related component for compensation actually paid for each fiscal year is further detailed in the Other NEO Average Compensation Actually Paid table below.

Other NEO Average Compensation Actually Paid	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table — Total Compensation	4,975,514	5,954,773	8,196,572
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(3,503,067)	(3,433,392)	(5,619,689)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year (a)	3,650,689	5,865,190	10,246,081
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years (b)	(5,736,057)	11,141,105	3,407,431
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(1,561,651)	1,655,819	228,981
+ Dividends paid on Stock Awards during the Fiscal Year on Unvested Stock Awards	56,064	81,174	46,509
= Other NEO Average Compensation Actually Paid (c)	(2,118,508)	21,264,668	16,505,885

(a) None of the awards granted during the reported year vested in the year of grant.
(b) For 2022, includes ($5,024,404) attributable to Mr. Denton's equity awards (related to a fair value of $25,122,018) that Mr. Denton forfeited as a result of his separation from the Company on April 30, 2022, averaged across the Other NEOs and ($711,653) attributable to the Other NEOs other than Mr. Denton.
(c) The Other NEOs were not eligible for any pension benefits.

(5) Company TSR reflects the year-end value assuming $100 was invested in Company stock at the market closing price on the last trading day of fiscal 2019, determined consistent with reporting requirements under Item 201(e) of Regulation S-K. Source: Bloomberg Total Return Analysis. The 2022 reporting year reflects cumulative TSR performance for fiscal years 2020 - 2022. The 2021 reporting year reflects cumulative TSR performance for fiscal years 2020 - 2021.

(6) Peer group TSR reflects the year-end value assuming $100 was invested in the S&P Retailing Industry Group Index at the market closing price on the last trading day of fiscal 2019, consistent with reporting requirements under Item 201(e) of Regulation S-K. The 2022 reporting year reflects cumulative TSR performance for fiscal years 2020 - 2022. The 2021 reporting year reflects cumulative TSR performance for fiscal years 2020 - 2021.

(7) Operating income for fiscal 2022 was adjusted for purposes of annual incentive awards to exclude the impact of the Company's sale of its Canadian retail business, as described on page 38. The Compensation Committee did not make any adjustments to GAAP operating income under the annual incentive awards for fiscal years 2020 and 2021.

Most Important Performance Measures
Sales
Operating Income (as adjusted)
Inventory Turnover
Pro Sales Growth
3-year average ROIC
3-year relative TSR vs. the median of S&P 500 companies



Relationship Between Compensation Actually Paid and Performance Measures in Table

A significant portion of our executive compensation program is performance-based with a balanced focus on top- and bottom-line growth and strategic initiatives. The Company's most important performance metrics incentivize our executives to focus on operational objectives that are expected to drive shareholder value, which impacts the value of equity awards granted to and held by our executives. Amounts reported as compensation actually paid for fiscal years 2020 through 2021 reflect strong Company performance across all performance metrics reported in the Pay Versus Performance Table, including TSR, which exceeded peer group TSR for each year reported, and operating income (as adjusted). Although the Company does not use net income as a performance measure in incentive programs, compensation actually paid was generally aligned with changes in net income but for the sale of the Company's Canadian retail business.

As shown in the chart below, the CEO and Other NEOs compensation actually paid amounts are aligned with the Company's TSR. This is due primarily to the Company's use of equity awards, the value of which are tied directly to Company stock price performance, as well as the Company's financial performance for PSU awards. Lower compensation actually paid to the CEO and Other NEOs in 2022 versus the prior year was substantially driven by a decline in the Company's stock price, which resulted in a decrease in the fair value of equity awards, although our 2022 TSR outperformed peer group TSR for the year. Additionally, average compensation actually paid in 2022 for the Other NEOs declined materially versus 2021 due to the forfeiture of outstanding, unvested equity awards by Mr. Denton, who resigned as the Company's Executive Vice President, Chief Financial Officer, effective April 30, 2022.

Compensation Actually Paid ("CAP") vs. Company TSR

* In thousands except Company TSR.

For information concerning the Company's compensation philosophy and how the Company aligns executive compensation with financial performance, refer to the Compensation Discussion & Analysis section of this Proxy Statement and the proxy statements for our 2022 and 2021 annual meetings.

Compensation Committee Interlocks and Insider Participation

Raul Alvarez, David H. Batchelder, Scott Baxter and Daniel J. Heinrich served on the Compensation Committee in fiscal 2022. None of the directors who served on the Compensation Committee in fiscal 2022 has ever served as one of the Company's officers or employees or had any relationship with the Company or any of its subsidiaries during fiscal 2022 pursuant to which disclosure would be required under the SEC rules pertaining to the disclosure of transactions with related persons. During fiscal 2022, none of the Company's executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer of such other entity served on the Company's Board or the Compensation Committee.



Equity Compensation Plan Information

The following table provides information as of February 3, 2023 with respect to stock options and stock unit awards outstanding and shares available for future awards under all of Lowe's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)[2]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,674,542	122.90	44,782,496[3]
Equity compensation plans not approved by security holders	0	0	0
Total	3,674,542	122.90	44,782,496[3]

(1) Column (a) contains information regarding stock options and deferred, performance and restricted stock units only; there are no warrants or stock appreciation rights outstanding. As of February 3, 2023, there were 557,298 performance stock units outstanding. Column (a) includes 1,114,596 performance stock units which is equal to the maximum number of performance stock units that would be earned if the maximum performance goals were achieved. The weighted-average exercise price shown in column (b) does not take into account deferred, performance or restricted stock units because they are granted outright and do not have an exercise price.

(2) In accordance with SEC rules, this column does not include shares available under the Lowe's 401(k) Plan.

(3) Includes the following:

- 26,004,433 shares available for grants of stock options, stock appreciation rights, stock awards, performance shares, and deferred, performance and restricted stock units to key employees and outside directors under the Lowe's Companies, Inc. 2006 Long Term Incentive Plan, as amended ("LTIP"). Stock options granted under the LTIP have terms of ten years, with one-third of each grant vesting each year for three years and are assigned an exercise price equal to the closing market price of a share of common stock on the date of grant. No awards may be granted under the LTIP after 2032.

- 18,778,063 shares available for issuance under the Lowe's Companies, Inc. 2020 Employee Stock Purchase Plan. Eligible employees may purchase shares of common stock through after-tax payroll deductions. The purchase price of this stock is equal to 85% of the closing price on the date of purchase for each semi-annual stock purchase period.



Related Person Transactions

POLICY AND PROCEDURES FOR REVIEW AND APPROVAL OF RELATED PERSON TRANSACTIONS

The Company has a written policy and procedures for the review and approval of transactions in which related persons have a direct or indirect material interest that are required to be reported under the SEC rules (the "Policy"). Related persons include directors and executive officers of the Company and members of their immediate families. To help identify related person transactions and relationships, each director and executive officer completes a questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or is proposed to have with the Company. The Company's General Counsel is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers about any such transactions. The General Counsel is also responsible for making a recommendation, based on the facts and circumstances in each instance, on whether the Company or the related person has a material interest in the transaction.

The Policy, which is administered by the Nominating and Governance Committee of the Board, includes several categories of pre-approved transactions with related persons, such as employment of executive officers and certain banking-related services. For transactions that are not pre-approved, the Nominating and Governance Committee, in determining whether to approve a transaction with a related person, takes into account, among other things, (i) whether the transaction would violate the Company's Code of Business Conduct and Ethics, (ii) whether the transaction is on terms no less favorable than terms generally available to or from an unaffiliated third party under the same or similar circumstances and (iii) the extent of the related person's interest in the transaction as well as the importance of the interest to the related person. In addition, the Committee will not approve any transaction if it determines the transaction to be inconsistent with the interests of the Company and its shareholders. No director may participate in any discussion or approval of a transaction for which he or she or a member of his or her immediate family is a related person.

APPROVED RELATED PERSON TRANSACTIONS

The Nominating and Governance Committee of the Company's Board of Directors, which is comprised entirely of independent directors, has reviewed all of the material terms and approved the following transactions in accordance with the Policy. In presenting the transactions to the Nominating and Governance Committee, the Company confirmed that the compensation paid to each associate, as described below, as well as customary employee benefits, are and are expected to remain consistent with, and within the established range for, that provided to associates with comparable positions and tenure.

Sylvia Ellison, who is the sister of Marvin R. Ellison, the Company's Chairman, President and Chief Executive Officer, has been employed by the Company as a field merchant since August 2020. Sylvia Ellison's cash compensation paid in fiscal 2022, including base salary and bonus, was approximately $284,000, and she was granted an equity award for 124 RSAs, which vests over three years.

Timothy Lollis, who is the brother-in-law of Marvin R. Ellison, the Company's Chairman, President and Chief Executive Officer, has been employed by the Company since February 2020, including as a field merchant since November 2022. Timothy Lollis' cash compensation paid in fiscal 2022, including base salary and bonus, was approximately $176,000, and he was granted an equity award for 99 RSAs, which vests over three years.

Christopher McFarland, who is the brother of Joseph M. McFarland III, the Company's Executive Vice President, Stores, has been employed by the Company since June 2019, including as an accessible home director since October 2022. Christopher McFarland's cash compensation paid in fiscal 2022, including base salary and bonus, was approximately $254,000, and he was granted an equity award for 124 RSAs, which vests over three years.

Jonathan McFarland, who is the brother of Joseph M. McFarland III, the Company's Executive Vice President, Stores, has been employed by the Company since June 2020, including as a store manager since March 2022. Jonathan McFarland's cash compensation paid in fiscal 2022, including base salary and bonus, was approximately $182,000, and he was granted an equity award of 99 RSAs, which vests over three years.



Audit Matters

REPORT OF THE AUDIT COMMITTEE

This report by the Audit Committee is required by the SEC rules. It is not to be deemed incorporated by reference by any general statement which incorporates by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, and it is not to be otherwise deemed filed under either such Act.

The Audit Committee has six members, all of whom are independent directors as defined by the Categorical Standards, Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3(b)(1)(ii) of the Exchange Act. Each member of the Audit Committee is "financially literate," as determined by the Board, in its business judgment, and qualified to review and assess financial statements. The Board of Directors has determined that more than one member of the Audit Committee qualifies as an "audit committee financial expert," as such term is defined by the SEC, and has designated Bertram L. Scott, Chair of the Audit Committee, Sandra B. Cochran Brian C. Rogers and Colleen Taylor, each as an "audit committee financial expert."

The Audit Committee reviews the general scope of the Company's annual audit and the fees charged by the Company's independent registered public accounting firm, determines duties and responsibilities of the internal auditors, reviews financial statements and accounting principles being applied thereto and reviews audit results and other matters relating to internal control and compliance with the Company's Code of Business Conduct and Ethics.

In carrying out its responsibilities, the Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with management;

- Met periodically with the Company's head of Internal Audit and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting;

- Discussed with the independent registered public accounting firm those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC;

- Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence; and

- Reviewed and discussed with management and the independent registered public accounting firm management's report and the independent registered public accounting firm's report on the Company's internal control over financial reporting and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Based on the reviews and discussions noted above and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2023.

Bertram L. Scott, Chair
Sandra B. Cochran
Laurie Z. Douglas
Brian C. Rogers
Colleen Taylor
Mary Beth West



FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The aggregate fees billed to the Company for each of the last two fiscal years by the Company's independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, were:

	Fiscal 2021 ($)	Fiscal 2022 ($)
Audit Fees[1]	4,175,436	4,938,323
Audit-Related Fees[2]	1,092,383	3,099,459
Tax Fees[3]	19,747	20,219
All Other Fees[4]	9,096	167,280

(1) Audit Fees consist of fees billed by the independent registered public accounting firm for the respective year for professional services for the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K, review of the Company's consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q and services provided by the independent registered public accounting firm in connection with the Company's statutory filings for the last two fiscal years. Audit fees also include fees for professional services rendered for the audit of the Company's internal control over financial reporting.

(2) Audit-Related Fees consist of fees billed by the independent registered public accounting firm for the respective year for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and consist primarily of audits of the Company's Canadian retail business, as well as including audits of the Company's employee benefit plans and other consultations concerning financial accounting and reporting standards.

(3) Tax Fees consist of fees billed by the independent registered public accounting firm for the respective year for tax compliance, planning and advice.

(4) All Other Fees consist of fees billed by the independent registered public accounting firm in fiscal 2021 and 2022 for internal audit and other training and subscriptions.

The Audit Committee has an established policy and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee in order to assure that the provision of such services does not impair the independence of the independent registered public accounting firm. The policy also provides that the Audit Committee may delegate pre-approval authority to the Chair of the Audit Committee as permitted by the Audit Committee's charter, provided that the Chair reports any such pre-approval decisions to the full Audit Committee at its next meeting. Any proposed services exceeding pre-approved fee levels require specific approval by the Audit Committee. The Audit Committee has pre-approved all audit and non-audit services provided in fiscal 2021 and fiscal 2022 in accordance with the Audit Committee's policy and procedures.



Proposal 2: Advisory Vote to Approve the Company's Named Executive Officer Compensation in Fiscal 2022

As required by Section 14A of the Exchange Act, we are providing our shareholders with the opportunity to vote on an advisory resolution to approve the compensation of our named executive officers in fiscal 2022, which is described in this Proxy Statement.

The fundamental philosophy of our executive compensation program is to align our executives' pay to overall Company growth and the effective execution of our business strategies. The primary objectives of our program are to:

- Attract and retain executives who have the requisite leadership skills to support the Company's culture and strategic growth priorities;

- Maximize long-term shareholder value through alignment of executive and shareholder interests;

- Align executive compensation with the Company's business strategies, which are focused on driving operational excellence and better serving our customers; and

- Provide target total compensation that is competitive to market median, with an opportunity to earn above target pay when the Company delivers results that exceed performance targets, and below target pay when the Company falls short of performance targets.

The "Compensation Discussion and Analysis" section of this Proxy Statement provides a thorough description of how the Compensation Committee has designed and administered the executive compensation program to meet these objectives.

At the 2022 Annual Meeting of Shareholders, the Company provided shareholders with the opportunity to cast an advisory vote to approve the compensation of our named executive officers (commonly known as a "say-on-pay" vote), and shareholders approved our named executive officer compensation with approximately 93% of the votes cast in favor.

At the 2023 Annual Meeting, shareholders again have the opportunity to provide feedback to the Compensation Committee on our executive compensation program by endorsing or not endorsing the compensation of the named executive officers through a non-binding vote on the following resolution:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED.

Even though the result of the say-on-pay vote is non-binding, the Compensation Committee and the Board value the opinions that shareholders express in their votes and will carefully consider the results of the vote when making future executive compensation decisions.

The Company periodically asks shareholders to indicate whether a say-on-pay vote should occur every one, two or three years. At the 2017 Annual Meeting of Shareholders, approximately 90% of the votes cast were in favor of an annual advisory vote, in line with the Board's recommendation. The Company is again presenting this topic to a vote under Proposal 3 for the 2023 Annual Meeting. The next say-on-pay vote will be held at the 2024 Annual Meeting of Shareholders, subject to the Board's assessment of the voting results on Proposal 3.

 **The Board of Directors unanimously recommends a vote "FOR" the resolution.**



Proposal 3: Advisory Vote on the Frequency of Future Advisory Votes to Approve the Company's Named Executive Officer Compensation

As required by Section 14A of the Exchange Act, we are providing our shareholders with the opportunity to vote on an advisory resolution on the frequency of future advisory votes to approve the compensation of our named executive officers.

As described in Proposal 2 above, in accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an advisory vote to approve the compensation of our named executive officers. This Proposal 3 affords shareholders the opportunity to cast an advisory vote on how often we should include a say-on-pay proposal in our proxy materials for future annual shareholder meetings or any special shareholder meeting for which we must include executive compensation information in the proxy statement for that meeting. Under this Proposal 3, shareholders may vote to have the say-on-pay vote every one, two or three years. Our shareholders voted on a similar proposal in 2017, with the majority voting to hold the say-on-pay vote every year, consistent with the Board's

recommendation. We continue to believe that say-on-pay votes should be conducted every year so that our shareholders may annually express their views on our executive compensation program.

As an advisory vote, this proposal is not binding on the Company, the Board or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future decisions regarding the frequency of conducting a say-on-pay vote. Shareholders may cast their advisory vote to conduct advisory votes on executive compensation every "1 Year," "2 Years," or "3 Years" or "Abstain."

 **The Board of Directors unanimously recommends a vote in favor of a frequency of "1 YEAR" for future advisory votes to approve the Company's named executive officer compensation.**



Proposal 4: Ratification of the Appointment of Independent Registered Public Accounting Firm for Fiscal 2023

We are asking our shareholders to ratify the appointment of Deloitte & Touche LLP as Lowe's independent registered public accounting firm for fiscal 2023.

The Audit Committee of the Board is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for fiscal 2023.

Deloitte & Touche LLP has served as the Company's independent registered public accounting firm since 1982 and is considered by management to be well-qualified. From 1962 to 1981, predecessor accounting firms that were ultimately acquired by Deloitte & Touche LLP served as the independent auditors of the Company. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Further, in conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Audit Committee is involved in the selection of Deloitte & Touche LLP's new lead engagement partner. A new lead engagement partner was most recently selected commencing in fiscal 2020.

The Audit Committee conducts a comprehensive annual review process to select and retain the Company's independent registered public accounting firm. In connection with its annual review, the Audit Committee considered various factors as part of its assessment of the qualifications, performance and independence of Deloitte & Touche LLP and its selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2023. The factors are grouped into the following categories:

- Quality of services,
- Sufficiency of resources,
- Communication and interaction, and
- Independence, objectivity and professional skepticism.

The Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Although shareholder ratification of the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm is not required by the Company's Bylaws or otherwise, the Board is submitting the appointment of Deloitte & Touche LLP to the shareholders for ratification as a matter of good corporate governance. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP as the Company's independent registered public accounting firm. In addition, even if the shareholders ratify the appointment of Deloitte & Touche LLP, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the fiscal year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of Deloitte & Touche LLP are expected to participate in the Annual Meeting, where they will have the opportunity to make a statement if they desire to do so. They also are expected to be available to respond to appropriate questions.

 **The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2023.**

Proposal 5: Shareholder Proposal – Independent Board Chairman

John Chevedden has informed the Company that he intends to present the proposal set forth below for consideration at the Annual Meeting.

Proposal 5 — Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

It is a best practice to adopt this policy soon. However this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and Lowe's. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

A Lead Director is no substitute for an independent Board Chairman. A lead director is not responsible for the strategic direction of the company. And a Chairman/CEO can ignore the advice and feedback from a lead director.

The listed responsibilities of the Lowe's lead director does not mention any responsibility for the strategic direction of Lowe's. The lead director has 3 approval functions which may indicate that the lead director merely functions to potentially delete items in materials developed by others in the hour before a board meeting.

Richard Dreiling, the Lowe's lead director, received by far the most against votes of any Lowe's director in 2022 -81 million against votes. The EDGAR report of Mr. Dreiling's 81 million against votes was formatted in a way to cover up Mr. Dreiling's poor showing.

Please vote yes:
Independent Board Chairman — Proposal 5



Lowe's Board of Directors' statement OPPOSING this shareholder proposal.

The Board has carefully considered the terms of this shareholder proposal and has determined that it is not in the best interests of our shareholders. We believe Lowe's current Board leadership structure, coupled with our strong corporate governance practices, best serves the Company and our shareholders.

We Believe Flexibility in Board Leadership Structure is More Suitable for the Company Than the Approach Set Forth in the Shareholder Proposal.

We believe that it is in the best interests of the Company and our shareholders for the Board to continue to determine the most effective leadership structure for Lowe's on a case-by-case basis, rather than take a rigid approach to Board leadership, as requested by the shareholder proposal.

The Board reviews the appropriate leadership structure for the Company annually and periodically considers whether the roles of Chairman and Chief Executive Officer should be combined or separated based upon the Company's needs, the directors, the strengths and talents of senior management and other prevailing circumstances at any given time. The Board believes that it should not be constrained by a policy mandate when making decisions related to how the Board can most effectively operate, and that it should instead consider relevant circumstances to meet the unique business needs of the Company and composition of the Board, taking into account factors such as shareholder input, Lowe's strategic goals, the current operating and governance environment, the skill set of the independent directors and the dynamics of the Board.

Accordingly, as discussed under the "Board Leadership Structure" section of this Proxy Statement, Lowe's governing documents provide the Board with the flexibility to determine the optimal leadership structure for the Company. Moreover, under the Company's Corporate Governance Guidelines, whenever the Chairman is not an independent director, the independent directors will elect a Lead Independent Director annually at the meeting of the Board of Directors held in conjunction with the annual meeting of shareholders. To further encourage regular refreshment and independent oversight, the Corporate Governance Guidelines specify a term limit of six years for the individual in the Lead Independent Director role. We believe that the Company and our shareholders benefit from maintaining the flexibility to implement an appropriate Board leadership structure while ensuring that there is strong independent leadership and oversight of the Board's operations.

We Believe the Board's Current Leadership Structure, Which Includes a Strong Lead Independent Director, Best Serves the Company and Our Shareholders.

Under our current Board leadership structure, Marvin R. Ellison serves as Chairman and Chief Executive Officer and Richard W. Dreiling serves as Lead Independent Director. The Board believes that at this time, this current structure is in the best interests of the Company and our shareholders as this structure enables Mr. Ellison to effectively manage the business and execute on our strategic priorities given his deep understanding of the Company's business, growth opportunities and challenges, while empowering Mr. Dreiling to provide independent Board leadership and oversight with robust, well-defined leadership powers and responsibilities. The Board believes that Mr. Ellison's exceptional leadership and track record of success since his appointment as President and Chief Executive Officer in 2018 make him uniquely qualified to facilitate discussions of the Board, foster an important unity of leadership between the Board and management, speak on behalf of the Company with respect to business operations and promote alignment of the Company's strategy with its operational execution. By serving as both Chief Executive Officer and Chairman of the Board, Mr. Ellison is able to speak on behalf of the Company on matters relating to the Company's business, while Mr. Dreiling, as Lead Independent Director, can speak on behalf of the Board regarding governance and oversight matters.

Our Board recognizes that circumstances may change such that a different structure may be warranted in the future to support the Company's needs. Prior to electing Mr. Ellison as Chairman, the Nominating and Governance Committee and the full Board discussed the relative benefits of combining the Chairman and Chief Executive Officer roles versus retaining the separate roles with an independent Chairman. After considering the perspectives of our independent directors, views of our shareholders, peer company practices and governance trends, the Board unanimously elected Mr. Ellison as Chairman in May 2021 and re-elected Mr. Ellison as Chairman in May 2022. The independent directors then reaffirmed the Board's commitment to empowered and active independent Board leadership by



unanimously electing Mr. Dreiling as Lead Independent Director in May 2022, a position he has held since May 2021. The Board will continue to review the Company's leadership structure and assess the needs of the Company at least annually.

Our Lead Independent Director is elected by the independent directors of the Board and has specifically enumerated roles and responsibilities, providing what the Board views as the same leadership, oversight and other benefits that would be provided by an independent Chairman. These roles and responsibilities include:

- Presiding at all meetings of the Board at which the Chairman/CEO is not present, including executive sessions of independent directors;
- Serving as a liaison between the Chairman/CEO and independent directors;
- Approving information sent to the Board;
- Approving meeting agendas for the Board;
- Approving meeting schedules for the Board to assure that there is sufficient time for discussion of all agenda items;
- Having the authority to call meetings of independent directors;
- Providing feedback from executive sessions of independent directors to the Chairman/CEO;
- Coordinating, with the Nominating and Governance Committee, the annual performance evaluation of the Chairman/CEO, the Board and each of its Committees and individual directors; and
- Facilitating effective communication between the Board and shareholders and being available for consultation and direct communication with major shareholders.

Lowe's Strong Corporate Governance Practices Provide Effective, Independent Board Oversight.

The Board believes that a commitment to strong and responsible corporate governance standards is an essential element of enhancing long-term shareholder value in a sustainable manner. In keeping with such commitment, Lowe's has adopted governance policies and practices that promote effective, independent Board oversight and provide shareholders with meaningful rights, including:

- Annual election of directors by a majority of votes cast in uncontested elections;

- 11 of 12 director nominees are independent, including our Lead Independent Director, and the five Board committees are comprised only of independent directors;
- Our Board is highly qualified and actively engaged with the relevant business experience and skills to oversee management, including on matters of corporate strategy, business initiatives, industry positioning, human capital management, diversity and inclusion, and environmental and social topics;
- The Nominating and Governance Committee evaluates each director annually, including whether or not the director, based upon his or her skills, background, expertise and contribution to the Board, continues to support Lowe's present and future needs, and makes a recommendation to the Board on his or her nomination for election;
- Our Board has adopted a mandatory retirement policy (age of 75 or older at the expiration of his or her current term) for non-employee directors to promote thoughtful Board refreshment and to provide additional opportunities to maintain a balanced mix of perspectives and experience;
- Shareholders owning 15% of shares outstanding have the right to call a special meeting of shareholders;
- Shareholders have the market standard right of proxy access;
- We have a robust year-round shareholder engagement process and provide opportunities for our shareholders to communicate directly with our Board;
- The independent directors meet in executive session at each of the regularly scheduled Board meetings and as necessary at other Board meetings led by the Lead Independent Director; and
- Our Board maintains a robust and constructive annual evaluation process for itself and each committee and uses the results of the evaluation process to enhance its functioning as a strategic partner with management, as well as its ability to carry out its traditional monitoring and oversight function.

Consistent with its current practice, the Board will continue to regularly evaluate the future implementation of appropriate corporate governance measures that are tailored to the Company's evolving needs and not limited to the shareholder proposal's "one-size-fits all" approach.

 

Summary

The Board believes that the rigid approach to the Company's leadership structure requested by this shareholder proposal is not necessary and not in the best interest of our shareholders. Accordingly, the Board believes that adoption of this proposal is not advisable.

Upon receiving an oral or written request, the Company will promptly provide the shareholder proponent's address and number of voting securities held.

 **The Board of Directors unanimously recommends a vote "AGAINST" this shareholder proposal.**

General Information

Why am I receiving these materials?

You have received these materials because the Board is soliciting your proxy to vote your shares at the Annual Meeting. This Proxy Statement includes information that the Company is required to provide you under the SEC rules and is designed to assist you in voting your shares.

What is a proxy?

The Board is asking for your proxy. This means you authorize the individuals selected by the Company to vote your shares at the Annual Meeting in the way that you instruct. All shares represented by valid proxies received and not revoked before the Annual Meeting will be voted in accordance with the shareholder's specific voting instructions.

Why did I receive a one-page notice regarding Internet availability of proxy materials instead of a full set of proxy materials?

The SEC rules allow companies to choose the method for delivery of proxy materials to shareholders. For most shareholders, the Company has elected to mail a notice regarding the availability of proxy materials on the Internet (the "Notice of Internet Availability of Proxy Materials" or the "Notice"), rather than sending a full set of these materials in the mail. The Notice of Internet Availability of Proxy Materials, or a full set of the proxy materials (including the Proxy Statement and form of proxy), as applicable, was sent to shareholders beginning April 13, 2023, and the proxy materials were posted on the Investor Relations page of our website at ir.lowes.com, and on the website referenced in the Notice on the same day. Utilizing this method of proxy delivery expedites receipt of proxy materials by the Company's shareholders and lowers the cost of the Annual Meeting. If you would like to receive a paper or e-mail copy of the proxy materials, you should follow the instructions in the Notice for requesting a copy.

What is included in these proxy materials?

These materials include:

- The Notice of Annual Meeting and Proxy Statement; and
- The 2022 Annual Report to Shareholders, which contains the Company's audited consolidated financial statements.

If you received a printed copy of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

What items will be voted on at the Annual Meeting?

There are five proposals scheduled to be voted on at the Annual Meeting:

- The election of the 12 director candidates nominated by the Board;
- The approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2022;
- The vote, on an advisory basis, on the frequency of future advisory votes to approve the Company's named executive officer compensation;
- The ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2023; and
- A shareholder proposal requesting an independent Board chairman.

The Board is not aware of any other matters to be brought before the Annual Meeting. If other matters are properly raised at the meeting, the proxy holders may vote any shares represented by proxy in their discretion.

What are the Board's voting recommendations?

The Board unanimously recommends that you vote your shares:

- "FOR" the election of each of the director nominees named in this Proxy Statement to the Board;
- "FOR" the approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2022;
- "1 YEAR" for the advisory vote on the frequency of future advisory votes to approve the Company's named executive officer compensation;
- "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2023; and
- "AGAINST" the shareholder proposal requesting an independent Board chairman.



When is the record date and who is entitled to vote?

The Board set March 20, 2023 as the record date. As of the record date, 596,351,462 shares of common stock were issued and outstanding. Shareholders are entitled to one vote per share of common stock outstanding on the record date on any matter presented at the Annual Meeting.

What is a shareholder of record and "street name" holder?

A shareholder of record or registered shareholder is a shareholder whose ownership of common stock is reflected directly on the books and records of the Company's transfer agent, Computershare Trust Company, N.A. If you hold common stock through an account with a bank, broker or similar organization, you are considered the beneficial owner of shares held in "street name" and are not a shareholder of record. For shares held in street name, the shareholder of record is your bank, broker or similar organization. The Company only has access to ownership records for the registered shares.

Who can attend the Annual Meeting?

We are holding the Annual Meeting in an online-only format via audio webcast. You will not be able to attend the Annual Meeting in person. We have endeavored to provide shareholders with the same rights and opportunities for participation in the Annual Meeting online as an in-person meeting.

If you are a registered shareholder of common stock holding shares at the close of business on the record date (March 20, 2023), you may attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LOW2023 and logging in by entering the 16-digit control number found on your proxy card or Notice, as applicable. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice, as applicable. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" (which will include a 16-digit control number) in order to be able to attend, participate in or vote at the Annual Meeting.

If you lost your 16-digit control number or are not a shareholder, you will be able to attend the meeting by visiting www.virtualshareholdermeeting.com/LOW2023 and registering as a guest. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the meeting.

You may log into the Annual Meeting at www.virtualshareholdermeeting.com/LOW2023 beginning at 9:45 a.m., Eastern Time on May 26, 2023. The Annual Meeting will begin promptly at 10:00 a.m., Eastern Time on May 26, 2023. We recommend that you log in before the Annual Meeting starts to allow time to check your Internet connection, confirm your browser is up-to-date and ensure you can hear the streaming audio. If you experience any technical difficulties during the Annual Meeting, we will have technicians ready to assist you, and a toll-free number will be available on our online shareholder meeting site for assistance. If there are any technical issues in convening or hosting the Annual Meeting, we will promptly post information on the Investor Relations page of our website at ir.lowes.com, including information on when the Annual Meeting will be reconvened.

How will the Annual Meeting be Conducted?

The Annual Meeting will be conducted in an online-only meeting format via audio webcast. An Annual Meeting program containing rules of conduct for the Annual Meeting, similar to that used for our regular in-person meetings, will be provided to attendees in advance of and during the Annual Meeting at www.virtualshareholdermeeting.com/LOW2023. The rules of conduct will contain more information regarding the Q&A process, including the number and types of questions permitted, the time allotted for questions and how questions will be recognized, answered and disclosed.

Only shareholders who entered the Annual Meeting by entering the 16-digit control number found on their proxy cards, voter instruction forms, Notices or legal proxies, as applicable, may vote and ask questions at the Annual Meeting.

Shareholders may submit questions before and during the meeting via the "Ask A Question" field at www.virtualshareholdermeeting.com/LOW2023. We plan to answer questions pertinent to company matters as time allows during the Annual Meeting. Questions that are substantially similar may be grouped and



answered once to avoid repetition. Shareholder questions related to personal or customer-related matters, that are not pertinent to Annual Meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting will not be addressed during the Annual Meeting. If we are unable to answer a pertinent question due to time constraints, we will post answers to any such unanswered questions (consolidating repetitive questions) on the Investor Relations page of our website as soon as practicable after the Annual Meeting.

We will make a replay of the Annual Meeting available on the Investor Relations page of our website after the Annual Meeting.

How do I vote?

You may vote by proxy or at the Annual Meeting. If you received a printed copy of the proxy materials by mail, you may vote your shares by proxy before the Annual Meeting using one of the following methods: (i) vote via the Internet at the Internet site address listed on the proxy card or voting instruction form; (ii) vote by telephone; or (iii) complete, sign, date and return your proxy card or voting instruction form in the postage-paid envelope provided. If you received only a Notice of Internet Availability of Proxy Materials by mail or by email, you may vote your shares at the Internet site address listed on your Notice or by telephone. If you plan to vote during the Annual Meeting rather than in advance, you may do so by entering the 16-digit control number found on your proxy card, voting instruction form, Notice or legal proxy, as applicable, at the time you log into the meeting at www.virtualshareholdermeeting.com/LOW2023. Even if you plan to attend the Annual Meeting, you are encouraged to vote by proxy prior to the meeting. You can always change your vote as described in the following Q&A.

How can I revoke my proxy or change my vote?

You may revoke your proxy or change your vote as follows:

- **Shareholders of record.** You may revoke your proxy or change your vote at any time prior to the taking of the vote at the Annual Meeting by (i) submitting a written notice of revocation to our Corporate Secretary, at Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117; (ii) delivering a proxy bearing a later date using any of the voting methods described in the immediately preceding Q&A, including via the Internet or by telephone, and until the applicable deadline for each method specified in the

accompanying proxy card or Notice of Internet Availability of Proxy Materials; or (iii) attending the Annual Meeting and voting by entering the 16-digit control number found on your proxy card, or Notice, as applicable, at the time you log into the meeting at www.virtualshareholdermeeting.com/LOW2023. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request or vote at the meeting. For all methods of voting, the last vote cast will supersede all previous votes.

- **Beneficial owners of shares held in "street name."** You may change or revoke your voting instructions by following the specific directions provided to you by the holder of record, or by attending the Annual Meeting and voting by entering the 16-digit control number found on your voting instruction form, Notice or legal proxy, as applicable, at the time you log into the meeting at www.virtualshareholdermeeting.com/LOW2023.

What happens if I vote by proxy and do not give specific voting instructions?

Shareholders of record. If you are a shareholder of record and you vote by proxy, via the Internet, by telephone or by signing, dating and returning a proxy card, without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion for any other matters properly presented for a vote at the Annual Meeting.

Beneficial owners of shares held in "street name." If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares is not permitted to vote on certain matters, including the election of directors, and may determine not to vote your shares at all. In order to ensure that your shares are voted on all matters presented at the Annual Meeting, we encourage you to provide voting instructions in advance of the meeting, regardless of whether you intend to attend the Annual Meeting.

If you do not provide voting instructions and the organization that holds your shares elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the organization does not vote. Abstentions occur when you provide voting instructions but instruct the organization that holds your shares to abstain from voting on a particular matter.



What is the voting requirement to approve each of the proposals?

Proposal 1: Election of Directors. In uncontested elections, directors are elected by the affirmative vote of a majority of the outstanding shares of the Company's voting securities voted at the meeting by those attending or by proxy, including those shares for which votes are cast as "withheld." In the event that a director nominee fails to receive the required majority vote, the Board may decrease the number of directors, fill any vacancy or take other appropriate action. If the number of nominees exceeds the number of directors to be elected, directors will be elected by a plurality of the votes cast by the holders of voting securities entitled to vote in the election.

Proposal 2: Advisory Vote to Approve the Company's Named Executive Officer Compensation in Fiscal 2022. Approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2022 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by those attending or by proxy (meaning the number of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal). The results of the advisory vote will not be binding on the Company, the Compensation Committee or the Board. The Compensation Committee and the Board will, however, review the voting result and take it into consideration when making future decisions regarding executive compensation.

Proposal 3: Advisory Vote on the Frequency of Future Advisory Votes to Approve the Company's Named Executive Officer Compensation. The advisory vote on the frequency of future advisory votes to approve the Company's named executive officer compensation requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting in person or by proxy (meaning the option of every 1 year, 2 years or 3 years must exceed the number of shares voted for the other alternatives). The results of the advisory vote will not be binding on the Company, the Compensation Committee or the Board of Directors. The Compensation Committee and the Board will, however, review the voting result and take it into consideration when making future decisions on the frequency of future advisory votes to approve named executive officer compensation.

Proposal 4: Ratification of the Appointment of Independent Registered Public Accounting Firm for Fiscal 2023. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2023 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by those attending or by proxy (meaning the number of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal).

Proposal 5: Shareholder Proposal. Approval of the shareholder proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by those attending or by proxy (meaning the numbers of shares voted "for" each proposal must exceed the number of shares voted "against" such proposal).

Other Items. Approval of any other matters requires the affirmative vote of a majority of the votes cast on the item at the Annual Meeting by those attending or by proxy (meaning the number of shares voted "for" the item must exceed the number of shares voted "against" such item).

What is the quorum for the Annual Meeting? How are withhold votes, abstentions and broker non-votes treated?

The presence, online at the scheduled time or by proxy, of the holders of a majority of the votes entitled to be cast by the holders of common stock is necessary for the transaction of business at the Annual Meeting. Your shares are counted as being present if you vote at the Annual Meeting or by submitting a properly executed proxy card or voting instruction form via the Internet, by telephone or by mail. Shares that have been voted to abstain or that are voted in a broker's discretion are counted as present or represented for the purpose of determining a quorum for the Annual Meeting. With respect to Proposal 1, the election of directors, only "for" and "withhold" votes may be cast. "Withheld" votes are counted as votes cast and, because the election of directors requires the affirmative vote of a majority of the votes cast, have the effect of voting against the election of the applicable director nominee(s). Broker non-votes will not be counted as votes cast and, therefore, will not have any effect on the election of director nominees.

With respect to Proposals 2, 3, 4 and 5, the advisory vote to approve the Company's named executive officer compensation in fiscal 2022, the advisory vote on the



frequency of future advisory votes to approve the Company's named executive officer compensation, ratifying the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2023, and the shareholder proposal, respectively, abstentions and broker non-votes will not be counted as votes cast and, therefore, will not count in determining the outcomes of these proposals.

Who pays for solicitation of proxies?

The Company is paying the cost of soliciting proxies and will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their proxies. In addition to soliciting the proxies by mail and the Internet, certain of the Company's directors, officers and employees, without compensation, may solicit proxies personally or by telephone, facsimile and e-mail. The Company has engaged Innisfree M&A Incorporated to assist in distributing proxy materials and soliciting proxies for the Annual Meeting for a fee of approximately $25,000.

Where can I find the voting results of the Annual Meeting?

The Company will publish final voting results in the Company's Quarterly Report on Form 10-Q for the first quarter of fiscal 2023 or in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

 

Additional Information

DELIVERY OF PROXY MATERIALS

As permitted by the Exchange Act, only one copy of this Proxy Statement and the 2022 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, as applicable, is being delivered to shareholders residing at the same address, unless such shareholders have notified the Company of their desire to receive multiple copies of proxy statements, annual reports or notices.

The Company will promptly deliver, upon oral or written request, a separate copy of this Proxy Statement and the 2022 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, as applicable, to any shareholder residing at a shared address to which only a single copy was mailed. Requests for additional copies of this Proxy Statement, the 2022 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, and/or requests for multiple copies of future proxy statements, annual reports or notices should be directed to Lowe's Companies, Inc., Investor Relations Department, 1000 Lowes Boulevard, Mooresville, North Carolina 28117, or 1-800-813-7613.

Shareholders residing at the same address and currently receiving multiple copies of proxy statements, annual reports or notices may contact Lowe's Investor Relations Department at the address and phone number above to request that only a single copy be mailed in the future.

ELECTRONIC DELIVERY OF PROXY MATERIALS

Shareholders can elect to view future proxy materials and annual reports over the Internet instead of receiving paper copies in the mail. If you received a paper copy of this year's proxy materials by mail, you may register for electronic delivery of future proxy materials by following the instructions provided on your proxy card or voting instruction form. If you received only a Notice of Internet Availability of Proxy Materials by mail, you may register for electronic delivery of future proxy materials by following the instructions provided when you vote online at the Internet site address listed on your Notice.

Choosing to receive your future proxy materials by e-mail will help the Company conserve natural resources and reduce the costs of printing and distributing its proxy materials. If you choose to receive future proxy materials by e-mail, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

SHAREHOLDER PROPOSALS FOR THE 2024 ANNUAL MEETING

Rule 14a-8 Proposals. Proposals of shareholders intended to be included in the Company's proxy materials for its 2024 Annual Meeting of Shareholders must be received by the Company on or before December 15, 2023. Such proposals must also comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to the attention of our Corporate Secretary, at Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117. Submission of a Rule 14a-8 proposal does not guarantee that it will appear in the proxy materials.

Advance Notice & Proxy Access. In addition, (i) shareholder proposals and shareholder nominations for candidates for election as directors submitted for consideration at the 2024 Annual Meeting of Shareholders but not submitted for inclusion in the Company's proxy materials for that meeting pursuant to Rule 14a-8 and (ii) director nominees submitted to the Company by qualifying shareholders pursuant to the Company's proxy access bylaw to be included in the Company's proxy materials for the 2024 Annual Meeting of Shareholders must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Annual Meeting. As a result, notice given by a shareholder pursuant to the provisions of the Company's Bylaws, other than notice pursuant to Rule 14a-8, must provide the information set forth in the Bylaws (which includes information required under Rule 14a-19) and be received no earlier than December 28, 2023 and no later than January 27, 2024. However, if the date of the 2024 Annual Meeting of Shareholders is moved more than 30 days before or more than 60 days after May 26, 2024, then notice by the shareholder must be delivered, or mailed and received, not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement (as defined in the Company's Bylaws) of the date of such annual meeting is less than 100 days prior to the date of



such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Shareholder proposals (including proxy access director nominations) must satisfy the applicable requirements and include the specified information concerning the proposal or nominee as described in the Company's Bylaws.

ANNUAL REPORT

The 2022 Annual Report to Shareholders, which includes the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2023, accompanies this Proxy Statement. The 2022 Annual Report to

Shareholders is also posted at the following website addresses: ir.lowes.com and www.proxyvote.com. The 2022 Annual Report to Shareholders and the Annual Report on Form 10-K for the fiscal year ended February 3, 2023, which contains the Company's consolidated financial statements and other information about the Company, are not incorporated by reference in this Proxy Statement and are not to be deemed a part of the proxy soliciting material. **The Company will also provide, without charge, its Annual Report on Form 10-K for the fiscal year ended February 3, 2023 upon written request** addressed to Lowe's Companies, Inc., Investor Relations Department, 1000 Lowes Boulevard, Mooresville, North Carolina 28117.



Appendix A

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Management uses certain non-GAAP financial measures to provide additional insight for analysts and investors in evaluating the Company's financial and operating performance. These non-GAAP financial measures should not be considered alternatives to, or more meaningful indicators of, the Company's financial measures in accordance with GAAP. The Company's methods of determining these non-GAAP financial measures may differ from the methods used by other companies and may not be comparable.

Adjusted Diluted Earnings Per Share	Year Ended February 3, 2023		
	Pre-Tax Earnings	Tax[1]	Net Earnings
Diluted Earnings Per Share, As Reported			$10.17
Canadian retail business transaction costs[2]	3.95	(0.31)	3.64
Adjusted Diluted Earnings Per Share			$13.81

Adjusted Operating Income (in millions, except percentage data)	Year Ended February 3, 2023
Operating Income, As Reported	$10,159
Canadian retail business transaction costs[2]	2,501
Adjusted Operating Income	$12,660
Operating Margin, As Reported	10.47%
Adjusted Operating Margin	13.04%

(1) Represents the corresponding tax benefit or expense specifically related to the item excluded from adjusted diluted earnings per share.

(2) Represents costs associated with the sale of the Company's Canadian retail business, consisting of long-lived asset impairment, loss on sale and other closing costs.



Return on Invested Capital ("ROIC") is calculated using a non-GAAP financial measure. Management believes ROIC is a meaningful metric for analysts and investors as a measure of how effectively the Company is using capital to generate financial returns. Although ROIC is a common financial metric, numerous methods exist for calculating ROIC. Accordingly, the method used by our management may differ from the methods used by other companies. We encourage you to understand the methods used by another company to calculate ROIC before comparing its ROIC to ours.

We define ROIC as the rolling 12 months' lease adjusted net operating profit after tax ("Lease adjusted NOPAT") divided by the average of current year and prior year ending debt and shareholders' (deficit)/equity. Lease adjusted NOPAT is a non-GAAP financial measure, and net earnings is considered to be the most comparable GAAP financial measure. The calculation of ROIC, together with a reconciliation of net earnings to Lease adjusted NOPAT, is as follows:

	Four Quarters Ended
ROIC (in millions, except percentage data)	**February 3, 2023**
Numerator	
Net Earnings	$ 6,437
Plus:	
Interest expense, net	1,123
Operating lease interest	163
Provision for income taxes	2,599
Lease adjusted net operating profit	10,322
Less:	
Income tax adjustment [1]	2,970
Lease adjusted net operating profit after tax	$ 7,352
Denominator	
Average debt and shareholders' (deficit)/equity [2]	$24,155
Net Earnings to Average Debt and Shareholders' (Deficit)/Equity	26.6%
Return on Invested Capital [3]	30.4%

(1) Income tax adjustment is defined as lease adjusted net operating profit multiplied by the effective tax rate, which was 28.8% for the period ended February 3, 2023.

(2) Average debt and shareholders' (deficit)/equity is defined as average current year and prior year ending debt, including current maturities, and operating lease liabilities, plus the average current year and prior year ending total shareholders' (deficit)/equity.

(3) As of February 3, 2023, ROIC was negatively impacted approximately 800 basis points as a result of the sale of the Company's Canadian retail business.



Appendix B

CATEGORICAL STANDARDS FOR DETERMINATION OF DIRECTOR INDEPENDENCE

It has been the long-standing policy of Lowe's Companies, Inc. (the "Company") to have a substantial majority of independent directors. No director shall qualify as independent under the New York Stock Exchange ("NYSE") corporate governance rules unless the board of directors of the Company (the "Board of Directors") affirmatively determines that the director has no material relationship with the Company (directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The NYSE's corporate governance rules include several "bright line" tests for director independence. No director who has a direct or indirect relationship that is covered by one of those tests shall qualify as an independent director. However, a director who meets all of the bright line independence criteria shall not be automatically presumed to be independent; the Board of Directors must still make an affirmative determination that each director has no material relationship with the Company. In making its independence determination for each director, the Board of Directors shall broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director's relationship with the Company, the Board of Directors shall consider the issue not merely from the standpoint of the director, but also from the standpoint of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

****

The Board of Directors has determined that the following relationships with the Company, either directly or indirectly, will not be considered material relationships for purposes of determining whether a director is independent:

- **Relationships in the ordinary course of business.** Relationships involving (1) the purchase or sale of products or services or (2) lending, deposit, banking or other financial service relationships, either by or to the Company or its subsidiaries and involving a director, his or her immediate family members, or an organization of which the director or an immediate family member is a partner, shareholder, officer, employee or director if the following conditions are satisfied:
  - any payments made to, or payments received from, the Company or its subsidiaries in any single fiscal year within the last three fiscal years do not exceed the greater of (i) $1 million or (ii) 2% of such other organization's consolidated gross revenues;
  - the products and services are provided in the ordinary course of business and on substantially the same terms and conditions, including price, as would be available either to similarly situated customers or current employees;
  - the relationship does not involve consulting, legal, or accounting services provided to the Company or its subsidiaries; and
  - any extension of credit was in the ordinary course of business and was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other similarly situated borrowers.

- **Relationships with organizations to which a director is connected solely as a shareholder or partner.** Any other relationship between the Company or one of its subsidiaries and a company (including a limited liability company) or partnership to which a director is connected solely as a shareholder, member or partner as long as the director is not a principal shareholder or principal partner of the organization. For purposes of this categorical standard, a person is a principal shareholder of a company if he or she directly or indirectly, or acting in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of the company. A person is a principal partner of a partnership if he or she directly or indirectly, or acting in concert with one or more persons, owns, controls, or has the power to vote a 25% or more general partnership interest, or more than a 10% overall partnership interest. Shares or partnership interests owned or controlled by a director's immediate family member who shares the director's home are considered to be held by the director.

- **Contributions to charitable organizations.** Contributions made or pledged by the Company, its subsidiaries, or by any foundation sponsored by or



associated with the Company or its subsidiaries to a charitable organization of which a director or his or her immediate family member is an executive officer, director, or trustee if the following conditions are satisfied:

- within the preceding three fiscal years, the aggregate amount of such contributions during any single fiscal year of the charitable organization did not exceed the greater of $1 million or 2% of the charitable organization's consolidated gross revenues for that fiscal year; and

- the charitable organization is not a family foundation created by the director or an immediate family member.

For purposes of this categorical standard, contributions made to any charitable organization pursuant to a matching gift program maintained by the Company or by its subsidiaries or by any foundation sponsored by or associated with the Company or its subsidiaries shall not be included in calculating the materiality threshold set forth above.

- **Equity relationship.** If the director, or his or her immediate family member, is an executive officer of another organization in which the Company owns an equity interest, and if the amount of the Company's interest is less than 10% of the total voting interest in the other organization.

- **Stock ownership.** The director is the beneficial owner (as that term is defined under Rule 13d of the Securities Exchange Act of 1934, as amended) of less than 10% of the Company's outstanding capital stock.

- **Other family relationships.** A director's relative who is not an immediate family member of the director has a relationship with the Company.

- **Employment relationship.** The director has not been an employee of the Company or any of its subsidiaries during the last five years.

- **Employment of immediate family members.** No immediate family member of the director is a current employee or has been an executive officer during the last five years, of the Company or any of its subsidiaries.

- **Relationships with acquired or joint venture entities.** In the last five years, the director has not been an executive officer, founder or principal owner of a business organization acquired by the Company, or of a firm or entity that was part of a joint venture or partnership including the Company.

- **Voting arrangements.** The director is not a party to any contract or arrangement with any member of the Company's management regarding the director's nomination or election to the Board of Directors or requiring the director to vote with management on proposals brought before the Company's shareholders.

Definitions of Terms Used in these Categorical Standards

- "Immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. It does not include individuals who are no longer immediate family members as the result of legal separation or divorce, or those who have died or become incapacitated.

- "Executive officer" means the principal executive officer, president, principal financial officer, principal accounting officer, any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person who performs similar policy-making functions for an organization.





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